Form 10-K, Exhibit 13
period 1996-09-28
THERMOLASE CORP
filed 1996-12-06
CIK 901416

Exhibit 13





















                             ThermoLase Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1996
PAGE

 ThermoLase Corporation
 Consolidated Statement of Operations
                                                       Nine Months      Year
                                     Year Ended           Ended        Ended
                                ---------------------  -----------  ----------
 (In thousands except           Sept. 28,   Sept. 30,    Sept. 30,    Dec. 31,
 per share amounts)                  1996        1995         1995        1994
 -----------------------------------------------------------------------------
                                           (Unaudited)
 Revenues (Note 11)
   Product revenues               $23,165     $23,348      $17,544     $18,682
   Service revenues                 4,647           -            -           -
                                  -------     -------      -------     -------
                                   27,812      23,348       17,544      18,682
                                  -------     -------      -------     -------
 Costs and Operating Expenses:
   Cost of product revenues        15,063      14,714       11,424      10,785
   Cost of service revenues         4,964           -            -           -
   Selling, general and admin-
     istrative expenses (Note 9)    9,761       8,128        6,158       5,744
   Research and development
     expenses                       3,470       3,774        3,151       2,324
                                  -------     -------      -------     -------
                                   33,258      26,616       20,733      18,853
                                  -------     -------      -------     -------
 Operating Loss                    (5,446)     (3,268)      (3,189)       (171)

 Interest Income                    3,482         971          789         595
 Interest Expense, Related Party
   (Note 9)                             -           -            -        (116)
 Gain (Loss) on Sale of
   Investments (Note 3)               115         (41)           -         (42)
                                  -------     -------      -------     -------
 Income (Loss) Before Income
   Taxes and Cumulative Effect
   of Change in Accounting
   Principle                       (1,849)     (2,338)      (2,400)        266
 Income Tax (Provision) Benefit
   (Note 8)                           463         663          721        (260)
                                  -------     -------      -------     -------
 Income (Loss) Before
   Cumulative Effect of Change
   in Accounting Principle         (1,386)     (1,675)      (1,679)          6
 Cumulative Effect of Change in
   Accounting Principle, Net of
   Tax (Note 3)                         -           -            -           9
                                  -------     -------      -------     -------
 Net Income (Loss)                $(1,386)    $(1,675)     $(1,679)    $    15
                                  =======     =======      =======     =======
 Earnings (Loss) per Share
   Before Cumulative Effect of
   Change in Accounting Principle $  (.03)    $  (.04)     $  (.04)    $     -
                                  =======     =======      =======     =======
 Earnings (Loss) per Share        $  (.03)    $  (.04)     $  (.04)    $     -
                                  =======     =======      =======     =======
 Weighted Average Shares           40,353      37,880       38,005      35,767
                                  =======     =======      =======     =======
 The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

   ThermoLase Corporation
   Consolidated Balance Sheet
                                                 September 28,  September 30,
   (In thousands except share amounts)                    1996           1995
   --------------------------------------------------------------------------
   Assets
   Current Assets:
     Cash and cash equivalents                        $ 7,923        $13,146
     Available-for-sale investments, at quoted
       market value (amortized cost of $44,205
       and $52,281) (Note 3)                           44,132         52,294
     Accounts receivable, less allowances of
       $319 and $256                                    4,572          4,255
     Inventories                                        4,269          5,203
     Prepaid expenses                                     408            186
     Prepaid income taxes (Note 8)                      1,882            852
                                                      -------        -------
                                                       63,186         75,936
                                                      -------        -------
   Property and Equipment, at Cost, Net                19,323          4,168
                                                      -------        -------
   Other Assets                                         4,679            319
                                                      -------        -------
   Cost in Excess of Net Assets of Acquired
     Company                                            8,332          9,040
                                                      -------        -------
                                                      $95,520        $89,463
                                                      =======        =======
   Liabilities and Shareholders' Investment
   Current Liabilities:
     Accounts payable                                 $ 5,179        $ 3,405
     Accrued payroll and employee benefits              1,008            538
     Accrued income taxes                                 245            412
     Deferred revenue                                     913              -
     Other accrued expenses                             1,546          1,818
     Due to parent company and affiliated companies     7,098          1,072
                                                      -------        -------
                                                       15,989          7,245
                                                      -------        -------
   Deferred Lease Liability                               494              -
                                                      -------        -------
   Commitments and Contingencies (Notes 9 and 10)

   Shareholders' Investment (Notes 5 and 6):
     Common stock, $.01 par value, 50,000,000
       shares authorized; 40,803,932 and
       40,109,772 shares issued                           408            401
     Capital in excess of par value                    85,813         84,354
     Accumulated deficit                               (3,516)        (2,130)
     Treasury stock at cost, 116,570 and
       21,944 shares                                   (3,621)          (415)
     Net unrealized gain (loss) on available-for-
       sale investments (Note 3)                          (47)             8
                                                      -------        -------
                                                       79,037         82,218
                                                      -------        -------
                                                      $95,520        $89,463
                                                      =======        =======
   The accompanying notes are an integral part of these consolidated financial statements.
                                        3PAGE

 ThermoLase Corporation
 Consolidated Statement of Cash Flows
                                                       Nine Months       Year
                                     Year Ended           Ended         Ended
                                ---------------------  -----------  ----------
                                Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
 (In thousands)                      1996        1995        1995        1994
 -----------------------------------------------------------------------------
                                           (Unaudited)
 Operating Activities:
   Net income (loss)             $ (1,386)   $ (1,675)   $ (1,679)   $     15
   Adjustments to reconcile net
     income (loss) to net cash
     provided by (used in)
     operating activities:
       Cumulative effect of
         change in accounting
         principle (Note 3)             -           -           -          (9)
       Depreciation and
         amortization               1,482         836         640         741
       Provision for losses on
         accounts receivable           63         153         153          40
       (Gain) loss on sale of
         investments (Note 3)        (115)         41           -          42
       Loss on disposal of
         property and equipment         -         125         125           -
       Deferred lease liability       494           -           -           -
       Changes in current
         accounts, excluding the
         effects of acquisition:
           Accounts receivable       (380)     (1,132)       (540)     (1,093)
           Inventories                934      (2,402)     (1,101)     (1,743)
           Other current assets    (1,221)       (586)       (846)        182
           Accounts payable         1,774       1,859       1,355         796
           Other current
             liabilities            2,205       2,138       1,317        (648)
                                 --------    --------    --------    --------
   Net cash provided by (used
     in) operating activities       3,850        (643)       (576)     (1,677)
                                 --------    --------    --------    --------
 Investing Activities:
   Acquisition, net of cash
     acquired (Note 4)                  -        (197)          -        (197)
   Investment in other assets
     (Note 1)                      (4,400)          -           -           -
   Purchases of available-for-
     sale investments             (49,500)    (49,793)    (49,793)     (9,700)
   Proceeds from sale and
     maturities of available-
     for-sale investments          57,140      11,659       6,000       7,658
   Purchases of property and
     equipment                    (13,230)     (2,975)     (1,584)     (2,736)
   Other                              553         256         101         460
                                 --------    --------    --------    --------
   Net cash used in investing
     activities                  $ (9,437)   $(41,050)   $(45,276)  $ (4,515)
                                 --------    --------    --------    --------
                                        4PAGE

 ThermoLase Corporation
 Consolidated Statement of Cash Flows (continued)


                                                       Nine Months      Year
                                     Year Ended           Ended        Ended
                                ---------------------  -----------  ----------
                                Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
 (In thousands)                      1996        1995        1995        1994
 -----------------------------------------------------------------------------
                                           (Unaudited)
 Financing Activities:
   Net proceeds from issuance
     of Company common stock
     (Note 5)                    $  2,591    $ 55,544    $ 55,544    $ 14,784
   Payment of withholding taxes
     related to stock option
     exercises                     (2,227)       (776)       (776)          -
   Repayment of promissory note
     to parent company (Note 9)         -           -           -      (5,000)
                                 --------    --------    --------    --------
   Net cash provided by
     financing activities             364      54,768      54,768       9,784
                                 --------    --------    --------    --------
 Increase (Decrease) in Cash
   and Cash Equivalents            (5,223)     13,075       8,916       3,592
 Cash and Cash Equivalents at
   Beginning of Period             13,146          71       4,230         638
                                 --------    --------    --------    --------
 Cash and Cash Equivalents at
   End of Period                 $  7,923    $ 13,146    $ 13,146    $  4,230
                                 ========    ========    ========    ========

 Cash Paid (Refunded) For:
   Interest                      $      -    $      -    $      -    $    116
   Income taxes                  $     12    $     42    $    124    $    (82)

 Noncash Activities:
   Fair value of assets of
     acquired company            $      -    $    479    $      -    $    479
   Cash paid for acquired
     company                            -        (197)          -        (197)
                                 --------    --------    --------    --------
     Liabilities assumed of
       acquired company          $      -    $    282    $      -    $    282
                                 ========    ========    ========    ========


 The accompanying notes are an integral part of these consolidated financial statements.




                                        5PAGE

   ThermoLase Corporation
   Consolidated Statement of Shareholders' Investment and Common Stock Subject to Redemption

                                       Common         Common
                                        Stock         Stock,       Capital in
                                   Subject to       $.01 Par        Excess of
   (In thousands)                  Redemption          Value        Par Value
   --------------------------------------------------------------------------
   Balance January 1, 1994          $ 14,511       $    130         $      -
   Net income                              -              -                -
   Net proceeds from initial
     public offering of common
     stock (Note 5)                        -             27           14,757
   Accretion related to common
     stock subject to redemption         254              -             (107)
   Expiration of redemption
     rights (Note 1)                 (14,765)            31           14,734
   Cumulative effect of change
     in accounting principle
     (Note 3)                              -              -                -
   Change in net unrealized gain
     (loss) on available-for-
     sale investments (Note 3)             -              -                -
                                    --------       --------         --------
   Balance December 31, 1994               -            188           29,384
   Net loss                                -              -                -
   Effect of two-for-one stock
     split                                 -            188             (188)
   Net proceeds from sale of
     common stock (Note 5)                 -             24           55,311
   Issuance of stock under
     employees' and directors'
     stock plans                           -              1             (153)
   Change in net unrealized gain
     (loss) on available-for-
     sale investments (Note 3)             -              -                -
                                    --------       --------         --------
   Balance September 30, 1995              -            401           84,354
   Net loss                                -              -                -
   Issuance of stock under
     employees' and directors'
     stock plans                           -              7            1,459
   Change in net unrealized gain
     (loss) on available-for-
     sale investments (Note 3)             -              -                -
                                    --------       --------         --------
   Balance September 28, 1996       $      -       $    408         $ 85,813
                                    ========       ========         ========


                                        6PAGE

   ThermoLase Corporation
   Consolidated Statement of Shareholders' Investment and Common Stock Subject to Redemption (continued)

                                                                          Net
                                                                   Unrealized
                                                               Gain (Loss) on
                                                                   Available-
                                  Accumulated       Treasury         for-sale
   (In thousands)                     Deficit          Stock      Investments
   --------------------------------------------------------------------------
   Balance January 1, 1994          $   (319)      $      -         $      -
   Net income                             15              -                -
   Net proceeds from initial
     public offering of common
     stock (Note 5)                        -              -                -
   Accretion related to common
     stock subject to redemption        (147)             -                -
   Expiration of redemption
     rights (Note 1)                       -              -                -
   Cumulative effect of change
     in accounting principle
     (Note 3)                              -              -               (9)
   Change in net unrealized gain
     (loss) on available-for-
     sale investments (Note 3)             -              -             (115)
                                    --------       --------         --------
   Balance December 31, 1994            (451)             -             (124)
   Net loss                           (1,679)             -                -
   Effect of two-for-one stock
     split                                 -              -                -
   Net proceeds from sale of
     common stock (Note 5)                 -              -                -
   Issuance of stock under
     employees' and directors'
     stock plans                           -           (415)               -
   Change in net unrealized gain
     (loss) on available-for-
     sale investments (Note 3)             -              -              132
                                    --------       --------         --------
   Balance September 30, 1995         (2,130)          (415)               8
   Net loss                           (1,386)             -                -
   Issuance of stock under
     employees' and directors'
     stock plans                           -         (3,206)               -
   Change in net unrealized gain
     (loss) on available-for-
     sale investments (Note 3)             -              -              (55)
                                    --------       --------         --------
   Balance September 28, 1996       $ (3,516)      $ (3,621)        $    (47)
                                    ========       ========         ========

   The accompanying notes are an integral part of these consolidated financial statements.
                                        7PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    1.   Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations

         ThermoLase Corporation (the Company) has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. The Company markets the SoftLight hair-removal service in the U.S. through its Spa Thira salons and through a network of independent doctors, who pay the Company a per-procedure fee, and internationally through joint ventures and other licensing arrangements. The Company also manufactures and markets skin-care, bath, and body products through its CBI Laboratories, Inc. (CBI) subsidiary, which manufactures the lotion used in the SoftLight hair-removal process.

    Relationship with ThermoTrex Corporation and Thermo Electron Corporation

         The Company was incorporated in January 1993 as a wholly owned subsidiary of ThermoTrex Corporation (ThermoTrex). As of September 28, 1996, ThermoTrex owned 25,960,996 shares of the Company's common stock, representing 64% of such stock outstanding. ThermoTrex is a 51%-owned public subsidiary of Thermo Electron Corporation (Thermo Electron).

    Principles of Consolidation

         The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

    Fiscal Year

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995 to September 30, 1995, referenced as "fiscal 1995." References to "fiscal 1996" and "1994" are for the years ended September 28, 1996 and December 31, 1994, respectively. Fiscal 1996 and 1994 each included 52 weeks. The unaudited consolidated statements of operations and cash flows for the 52-week period ended September 30, 1995 are presented for comparative purposes only.

    Revenue Recognition

         The Company generally recognizes product revenues upon shipment. Revenues from hair-removal treatments at the Company's Spa Thira salons are recognized over the anticipated treatment period. Revenues from hair-removal treatments performed by the Company's network of independent doctors are also recognized when the treatments are performed. Nonrefundable minimum licensing fees are recorded when earned. Deferred revenue in the accompanying fiscal 1996 balance sheet represents unearned revenue from hair-removal treatments at the Company's Spa Thira salons, and will be recognized within one year.

                                        8PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Concentration of Credit Risk

         The Company sells its skin-care and other personal-care products primarily to regional and national stores and salons. As a result, a majority of the Company's receivables are with these customers. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company. The Company does not typically require collateral on its credit sales.

    Income Taxes

         In accordance with Statement of Financial Accounting Standards
    (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings (Loss) per Share

         Earnings (loss) per share have been computed based on the weighted average number of shares outstanding during the period. Weighted average shares in 1994 include the effect of the exercise of stock options that were computed using the treasury stock method. Because the effect of the exercise of stock options would be anti-dilutive in fiscal 1996 and fiscal 1995, such options were not included in weighted average shares.

    Cash and Cash Equivalents

         As of September 28, 1996, $6,001,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of September 28, 1996, the Company's cash equivalents also included money market fund investments. Cash equivalents are carried at cost, which approximates market value.

    Available-for-sale Investments

         Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are accounted for at market value (Note 3).

                                        9PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Inventories

         Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                          1996      1995
    ----------------------------------------------------------------------
    Raw materials and supplies                           $ 1,521   $ 2,864
    Work in process and finished goods                     2,748     2,339
                                                         -------   -------
                                                         $ 4,269   $ 5,203
                                                         =======   =======

    Property and Equipment

         The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: machinery and equipment -- three to ten years, and leasehold improvements -- the shorter of the term of the lease or the life of the asset. Property and equipment consist of the following:

    (In thousands)                                          1996      1995
    ----------------------------------------------------------------------
    Machinery and equipment                              $14,384   $ 3,382
    Leasehold improvements                                 6,001     1,325
    Construction in process                                  958       268
                                                         -------    ------
                                                          21,343     4,975
    Less: Accumulated depreciation and amortization        2,020       807
                                                         -------    ------
                                                         $19,323   $ 4,168
                                                         =======   =======

    Other Assets

         In June 1996, ThermoLase purchased $4,400,000 of convertible preferred stock of AntiCancer, representing an approximate 10% equity interest in AntiCancer on a fully diluted basis. AntiCancer is a San Diego-based company that is developing a new chemotherapeutic drug for cancer patients, and that is also developing certain technologies that may be relevant to the SoftLight hair-removal process and other personal-care applications. The Company has the option to purchase for $2,500,000 an additional 5% equity interest in AntiCancer on a fully diluted basis, exercisable at any time before the earlier of June 19, 2011, or AntiCancer's initial public offering of stock. This investment is being accounted for under the cost method of accounting. In addition, the Company has licensed certain technology from AntiCancer (Note 10).


                                       10PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cost in Excess of Net Assets of Acquired Company

         The excess of cost over the fair value of net assets of the acquired company is amortized using the straight-line method over 40 years. Accumulated amortization was $658,000 and $422,000 at September 28, 1996 and September 30, 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired business in assessing the recoverability of this asset.

    Deferred Lease Liability

         Deferred lease liability in the accompanying balance sheet represents facilities rent which is being recognized ratably over the respective lease terms.

    Common Stock Subject to Redemption

         Common stock subject to redemption in the accompanying statement of shareholders' investment and common stock subject to redemption represents amounts associated with redemption rights that were issued in March 1993. These redemption rights expired in November 1994, and as a result, the Company transferred $14,765,000 of common stock subject to redemption to common stock and capital in excess of par value.

    Stock Split

         All weighted average share and per share information has been restated to reflect a two-for-one stock split, effected in the form of a 100% stock dividend, which was distributed in June 1995.

    Fair Value of Financial Instruments

         The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, accounts payable, and due to parent company and affiliated companies. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and due to parent company and affiliated companies approximate fair value due to their short-term nature. Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 3 for information pertaining to the fair value of available-for-sale investments.

    Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                       11PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    2.   Unaudited Comparative Results

         The following unaudited financial information for the nine months ended October 1, 1994 is presented to provide comparative results for fiscal 1995, included in the accompanying statement of operations.

                                                                   Nine
                                                               Months Ended
    (In thousands except per share amounts)                   October 1,1994
    ------------------------------------------------------------------------
    Revenues                                                        $12,878
                                                                    -------
    Costs and Operating Expenses:
      Cost of revenues                                                7,495
      Selling, general and administrative expenses                    3,774
      Research and development expenses                               1,701
                                                                    -------
                                                                     12,970
                                                                    -------

    Operating Loss                                                      (92)

    Interest Income                                                     413
    Interest Expense, Related Party                                    (116)
    Loss on Sale of Investments                                          (1)
                                                                    -------
    Income Before Income Taxes and Cumulative
      Effect of Change in Accounting Principle                          204
    Income Tax Provision                                               (202)
                                                                    -------

    Income Before Cumulative Effect of Change
      in Accounting Principle                                             2
    Cumulative Effect of Change in Accounting
      Principle, Net of Tax                                               9
                                                                    -------
    Net Income                                                      $    11
                                                                    =======
    Earnings per Share Before Cumulative
      Effect of Change in Accounting Principle                      $     -
                                                                    =======
    Earnings per Share                                              $     -
                                                                    =======
    Weighted Average Shares                                          34,759
                                                                    =======





                                       12PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    3.   Available-for-sale Investments

         Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are classified as available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments." Cumulative effect of change in accounting principle in the accompanying 1994 statement of operations represents the reversal of an unrealized loss, net of related tax effects, recorded as other expense in the 1993 statement of operations. This amount was recorded as a reduction of shareholders' investment in the accompanying 1994 financial statements.

         The aggregate market value, cost basis, and gross unrealized gains and losses of available-for-sale investments by major security type, as of September 28, 1996 and September 30, 1995, are as follows:

    1996
                                                         Gross        Gross
                               Market      Cost     Unrealized   Unrealized
    (In thousands)              Value     Basis          Gains       Losses
    -----------------------------------------------------------------------
    Government agency
      securities             $43,458    $43,531       $     -       $   (73)
    Other                        674        674             -             -
                             -------    -------       -------       -------
                             $44,132    $44,205       $     -       $   (73)
                             =======    =======       =======       =======

    1995
                                                         Gross        Gross
                               Market      Cost     Unrealized   Unrealized
    (In thousands)              Value     Basis          Gains       Losses
    -----------------------------------------------------------------------
    Government agency
      securities             $50,647    $50,671       $     -       $   (24)
    Corporate bonds              540        503            37             -
    Other                      1,107      1,107             -             -
                             -------    -------       -------       -------
                             $52,294    $52,281       $    37       $   (24)
                             =======    =======       =======       =======



                                       13PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    3.   Available-for-sale Investments (continued)

         Available-for-sale investments in the accompanying 1996 balance sheet include $34,051,000 with contractual maturities of one year or less and $10,081,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company and/or the issuer to redeem these securities at an earlier date.

         The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. Gain on the sale of investments in the accompanying fiscal 1996 statement of operations represents the gross realized gains relating to the sale of available-for-sale investments. Loss on sale of investments in the accompanying 1994 statement of operations resulted from gross realized gains of $29,000 and gross realized losses of $71,000 relating to the sale of available-for-sale investments.


    4.   Joint Venture and Acquisition

    Joint Venture

         In January 1996, the Company entered into a joint venture agreement and a technology license agreement to market its SoftLight system in Japan. The Company currently holds a 50% stake in the joint venture but may increase its ownership to 51% pursuant to a fair-value purchase option. Under the terms of the joint venture agreement, the Company will receive payments for the use of the SoftLight system equal to 2% of the joint venture's revenues through calendar year 2010, subject to minimum guaranteed payments totaling $3,000,000, of which $2,000,000 was received in fiscal 1996. The remaining $1,000,000 is due in fiscal 1997, subject to certain exceptions in the event the joint venture is unable to obtain patent protection in Japan on prescribed terms. If cumulative licensing fees paid to the Company exceed $50,000,000, the rate will decrease to .25% through calendar year 2010. Starting in calendar year 2011, the rate will be 1%.

    Acquisition

         On November 14, 1994, CBI acquired substantially all of the assets, subject to certain liabilities, of Marcor Laboratories, Inc. (Marcor) for $136,000 in cash and the repayment of $61,000 of existing indebtedness of Marcor. Marcor distributes skin-care products. This acquisition has been accounted for using the purchase method of accounting, and its results of operations have been included in the accompanying financial statements from the date of acquisition. Allocation of the purchase price for this acquisition was based on estimates of the fair value of the net assets acquired.
                                       14PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    5.   Common Stock

         In June 1995, the Company sold 200,000 shares of its common stock in private placements for net proceeds of $2,563,000. In August 1995, the Company sold 2,250,000 shares of its common stock in a public offering for net proceeds of $52,772,000.

         In July 1994, the Company sold 5,349,572 shares of its common stock in connection with its initial public offering, pursuant to a rights offering, for net proceeds of $14,784,000.

         At September 28, 1996, the Company had reserved 3,420,940 unissued shares of its common stock for possible issuance under stock-based compensation plans.


    6.   Stock-based Compensation Plans

         The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1993, permit the grant of nonqualified and incentive stock options. A third plan, adopted in fiscal 1995, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.

                                       15PAGE

ThermoLase Corporation
Notes to Consolidated Financial Statements

6.    Stock-based Compensation Plans (continued)

     No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information for fiscal 1996, fiscal 1995, and 1994 is as follows:

                            1996                 1995               1994
                      -----------------   -----------------   ----------------
                               Range of            Range of           Range of
                                 Option              Option             Option
                       Number    Prices   Number     Prices  Number     Prices
(In thousands except       of       per       of        per      of        per
per share amounts)     Shares     Share   Shares      Share  Shares      Share
------------------------------------------------------------------------------
Options outstanding,            $ 1.75-             $ 1.75-            $ 1.75-
  beginning of year     3,341   $20.53     2,707    $ 4.68     2,477   $ 2.50
                                 23.48-              11.74-              3.00-
    Granted               339    29.55       872     20.53       236     4.68
                                  1.75-               1.75-
    Exercised            (746)   11.74      (184)     2.50         -        -
                                  2.50-               1.75-
    Lapsed or cancelled  (114)   20.53       (54)     2.50        (6)    2.50
                        -----              -----               -----
Options outstanding,            $ 1.75-             $ 1.75-            $ 1.75-
  end of year           2,820   $29.55     3,341    $20.53     2,707   $ 4.68
                        =====              =====               =====
                                $ 1.75-             $ 1.75-
Options exercisable     2,820   $29.55     3,341    $20.53         -   $    -
                        =====              =====               =====
Options available
  for grant               451                676                 493
                        =====              =====               =====





                                       16PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements

    7.   Employee Benefit Plans

    Employee Stock Purchase Plan

         Prior to November 1, 1996, substantially all of the Company's full-time employees could participate in an employee stock purchase plan sponsored by ThermoTrex, under which employees could purchase shares of ThermoTrex's and Thermo Electron's common stock. Effective November 1, 1996, substantially all of the Company's full-time employees may participate in employee stock purchase plans sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Under these plans, shares of common stock may be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    401(k) Savings Plan

         Effective January 1, 1995, the majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $144,000 and $108,000 in fiscal 1996 and fiscal 1995, respectively.


    8.   Income Taxes

         The components of the income tax (provision) benefit for fiscal 1996, fiscal 1995, and 1994 are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently refundable (payable):
      Federal                                    $  80     $ 154     $(177)
      State                                         25       (82)     (116)
                                                 -----     -----     -----
                                                   105        72      (293)
                                                 -----     -----     -----
    Deferred:
      Federal                                      328       609        28
      State                                         30        40         5
                                                 -----     -----     -----
                                                   358       649        33
                                                 -----     -----     -----
                                                 $ 463     $ 721     $(260)
                                                 =====     =====     =====

                                       17PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements

    8.   Income Taxes (continued)

         The income tax (provision) benefit in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to income (loss) before income taxes and cumulative effect of change in accounting principle due to the following:

    (In thousands)                                  1996      1995     1994
    -----------------------------------------------------------------------
    Income tax (provision) benefit
      at statutory rate                          $  629    $  816    $ (90)
    Differences resulting from:
      State income taxes, net of federal tax         36       (28)     (73)
      Nondeductible expenses                       (202)      (67)     (97)
                                                 ------    ------    -----
                                                 $  463    $  721    $(260)
                                                 ======    ======    =====

         Prepaid income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                  1996      1995
    --------------------------------------------------------------

    Prepaid income taxes:
      Net operating loss                         $2,226    $  660
      Inventory basis differences                   714       431
      Accruals and other reserves                   207       133
      Accrued compensation                          212       129
      Allowance for doubtful accounts               121        96
      Other, net                                     65       104
                                                 ------    ------
                                                  3,545     1,553
      Less: Valuation allowance                   1,663       701
                                                 ------    ------
                                                 $1,882    $  852
                                                 ======    ======

         The year-end 1996 valuation allowance relates to employee exercises of stock options for which no tax benefit was recognized, and will be used to increase capital in excess of par value when the net operating loss is realized. The year-end 1995 valuation allowance related primarily to the uncertainty surrounding the realization of future tax benefits associated with acquisition reserves related to CBI, and was used to reduce cost in excess of net assets of acquired company during fiscal 1996, when such uncertainty was reduced. As of September 28, 1996, the Company had federal tax net operating loss carryforwards of $6,184,000 that begin to expire in fiscal 2009.

                                       18PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements

    9.   Related Party Transactions

    Corporate Services Agreement

         The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in calendar year 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $293,000, $211,000, and $234,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Other Related Party Services

         ThermoTrex provides certain services to the Company, which are charged to the Company based on actual usage. These services include personnel administration, accounting, data processing, and general administrative management. For these services, the Company was charged $327,000, $175,000, and $101,000 in fiscal 1996, fiscal 1995, and 1994, respectively.

    Operating Leases

         The Company subleases office and research facilities from ThermoTrex and is charged for the actual square footage occupied at approximately the same cost-per-square-foot paid by ThermoTrex under its prime lease. The accompanying statement of operations includes expenses from this sublease of $125,000, $22,000, and $16,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Currently, the cost of the area occupied by the Company is $223,000 per year.

    Repurchase Agreement

         The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.


                                       19PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements

    9.   Related Party Transactions (continued)

    Short-term Borrowings

         To help finance the acquisition of CBI in December 1993, the Company borrowed $5,000,000 from ThermoTrex, pursuant to a promissory note due December 1994 and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points. The weighted average interest rate of the promissory note was 4.16% in 1994. This note was repaid in July 1994 with proceeds from the Company's initial public offering of common stock.

    Laser Manufacturing Arrangement

         During fiscal 1996 and fiscal 1995, the Company purchased laser systems at an aggregate cost of $8,549,000 and $350,000, respectively, from Trex Medical Corporation, a publicly traded, majority-owned subsidiary of ThermoTrex. The Company has committed to purchase additional lasers at an aggregate cost of $6,402,000.


    10.  Commitments and Contingencies

    Operating Leases

         In addition to the leases described in Note 9, the Company occupies office, manufacturing, warehouse, and service facilities under noncancellable operating lease arrangements that expire at various dates through 2006. The accompanying statement of operations includes expenses from operating leases of $915,000, $316,000, and $534,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Future minimum payments due under noncancellable operating leases as of September 28, 1996, are $1,604,000 in fiscal 1997; $1,812,000 in fiscal 1998; $1,829,000 in fiscal 1999;
    $1,912,000 in fiscal 2000; $2,145,000 in fiscal 2001; and $7,968,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $17,270,000.

    Technology License Agreements

         In June 1996, the Company purchased an approximate 10% equity interest in AntiCancer (Note 1). In addition, the Company has licensed from AntiCancer certain technology related to hair removal, stimulation of hair growth, suppression of hair growth, and hair coloring under an agreement that calls for up to $1,500,000 in future payments by the

    Company upon the attainment of certain milestones by AntiCancer. In addition to such future payments, the Company will be substantially responsible for development costs incurred after attainment of such milestones. In the event that the funded development efforts result in commercially viable products that the Company elects to market, the Company will pay AntiCancer a royalty based on sales, subject to certain minimum payments.

                                       20PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements

    10.  Commitments and Contingencies (continued)

         In February 1993, the Company entered into an irrevocable exclusive technology license agreement for the use of the laser-based hair-removal system technology. Under the terms of the agreement, the Company will pay a royalty equal to 0.25% of the revenues recorded from the sale or use of the laser-based hair-removal system through February 10, 2010.

    Contingencies

         The Company has from time to time received allegations that its SoftLight laser-based system infringes the intellectual property rights of others, and the Company may continue to receive such allegations in the future. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegations it has received to date and, based on opinions of its counsel, believes that if it were sued on these bases it would have meritorious defenses.


    11.  Export Sales

         Export sales were $2,820,000 in fiscal 1996, and were less than 10% of the Company's total revenues in fiscal 1995 and 1994. In general, export sales are denominated in U.S. dollars.


    12.  Unaudited Quarterly Information

    (In thousands except per share amounts)

                                           Three Months Ended
                              --------------------------------------------
                              Dec. 30,   March 30,   June 29,   Sept. 28,
    Fiscal 1996                   1995        1996       1996        1996
    Revenues                   $ 7,400     $ 7,020    $ 6,314     $ 7,078
    Gross profit                 2,240       2,617      1,813       1,115
    Net loss                       (82)        (77)       (22)     (1,205)
    Loss per share                   -           -          -        (.03)

                                          April 1,    July 1,   Sept. 30,
    Fiscal 1995 (a)                           1995       1995        1995
    Revenues                               $ 6,109    $ 5,642      $ 5,793
    Gross profit                             2,515      2,115        1,490
    Net loss                                   (46)      (499)      (1,134)
    Loss per share                               -       (.01)        (.03)

    (a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
                                       21PAGE

   Report of Independent Accountants


   To the Shareholders and Board of Directors of ThermoLase Corporation:

        We have audited the accompanying consolidated balance sheet of ThermoLase Corporation (a Delaware corporation and 64%-owned subsidiary of ThermoTrex Corporation) and subsidiary as of September 28, 1996 and September 30, 1995, and the related consolidated statements of operations, shareholders' investment and common stock subject to redemption, and cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoLase Corporation and subsidiary as of September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994, in conformity with generally accepted accounting principles.



                                          Arthur Andersen LLP



   Boston, Massachusetts
   November 1, 1996













                                       22PAGE

    ThermoLase Corporation

    Management's Discussion and Analysis of Financial Condition and Results of Operations

         Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. These statements involve a number of risks and uncertainties, including those detailed immediately after this Management's Discussion and Analysis of Financial Conditions and Results of Operations under the caption "Forward-looking Statements."

    Overview

         The Company has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the U.S. Food and Drug Administration (FDA) to commercially market services using the SoftLight system. The Company began earning revenue from the SoftLight system in the first quarter of fiscal 1996 as a result of opening its first commercial salon (Spa Thira) in La Jolla, California, in November 1995. The Company opened additional salons in Dallas in June 1996, in Houston and Beverly Hills in September 1996, in Denver in October 1996, and in Boca Raton in November 1996. The Company also plans to open a salon in suburban Detroit in December 1996 and has signed leases for four additional sites in Greenwich, Connecticut; Manhasset, New York; suburban Minneapolis, and Palm Beach, Florida. In June 1996, the Company initiated a program to license to doctors the right to perform the Company's patented SoftLight hair-removal procedure. In this program, the Company licenses its technology to physicians and receives a per-procedure royalty that varies depending on the location treated. The Company also provides the doctors with the lasers and supplies that are necessary to perform the service. The Company is marketing the SoftLight system internationally through joint ventures and other licensing arrangements, including separate joint ventures established in Japan in January 1996 and in France in November 1996, and a licensing arrangement established in Saudi Arabia in November 1996. The Company also manufactures and markets skin-care, bath, and body products through its CBI Laboratories, Inc. (CBI) subsidiary, which manufactures the lotion used in the SoftLight hair-removal process.

    Results of Operations

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995). The results of operations for 1995 compares the nine months ended September 30, 1995 (fiscal 1995) with the unaudited nine months ended October 1, 1994 (fiscal 1994).
                                       23PAGE

    ThermoLase Corporation

    Fiscal 1996 Compared With 1995

         Revenues increased 19% to $27,812,000 in fiscal 1996 from $23,348,000 in 1995, primarily due to the inclusion of $2,647,000 of revenues from the Company's Spa Thira salons and doctors' licensing program, as well as $2,000,000 in SoftLight licensing fees from the joint venture established in Japan in January 1996. Revenues at CBI were $23,165,000 in fiscal 1996, compared with $23,348,000 in 1995. The
    Company estimates that CBI will continue to represent a smaller portion of total revenues as revenues from hair-removal services increase.

         During fiscal 1996, the Company opened its first four Spa Thira salons, including two which opened in September 1996. Under the current pricing structure, the majority of spa clients pay a fixed fee in advance to receive a series of treatments, as necessary. Consequently, the Company defers revenue related to such payments, which is recognized over the anticipated treatment period. As the Company collects further data concerning the number of treatments required and duration of the treatment period, the period of revenue recognition may be affected.


         In January 1996, the Company entered into a joint venture agreement to market the SoftLight process in Japan, as well as its laser-based skin-rejuvenation process, if and when available. The Company currently holds a 50% stake in the joint venture with an option to increase its ownership to 51% pursuant to a fair-value purchase option. The agreement calls for the Company to receive minimum guaranteed payments of $1,000,000 in fiscal 1997, subject to certain exceptions in the event the joint venture is unable to obtain patent protection in Japan on prescribed terms.

         The gross profit margin in fiscal 1996 was 28%, compared with 37% in 1995. The decline was primarily due to the early operations of the Spa Thira business, which has been operating below maximum capacity as the Company develops a client base, continues refining its operating procedures, and incurs pre-opening costs, offset in part by the effect of revenues from the joint venture in Japan and doctors' licensing program. As the Company opens additional Spa Thira locations in fiscal 1997, the effect of operating each spa below maximum capacity as the Company develops its client base, as well as pre-opening costs, will have a negative impact on the gross profit margin. In addition, the decline in the gross profit margin in fiscal 1996 resulted from lower margins on the sale of skin-care and other personal-care products at CBI due to a shift to lower-margin products.

         Selling, general and administrative expenses as a percentage of revenues was 35% in both periods, with an increase to $9,761,000 in fiscal 1996 from $8,128,000 in 1995. The increase was primarily due to costs related to setting up a personal-care service organization for Spa Thira, including the hiring of senior management and administrative staff, as well as legal costs associated with expanding the Company's hair-removal business domestically and internationally, offset in part by lower spending at CBI.
                                       24PAGE

    ThermoLase Corporation

         Research and development expenses decreased to $3,470,000 in fiscal 1996 from $3,774,000 in 1995. The Company expects to increase its research and development expenses in fiscal 1997, as it increases pre-clinical and clinical research related to improving the effectiveness of the Company's hair-removal process and developing its skin-rejuvenation process and investigates other health and beauty applications for its proprietary laser technology.

         Interest income increased to $3,482,000 in fiscal 1996 from $971,000 in 1995, primarily as a result of interest income earned on invested proceeds from the Company's August 1995 public offering of common stock and June 1995 private placement of common stock.

         The effective tax rates in both periods differ from the statutory federal income tax rate due to nondeductible amortization of cost in excess of net assets of acquired company, incurred in connection with the acquisition of CBI, and the impact of CBI's state income taxes.

    Fiscal 1995 Compared With Fiscal 1994

         Revenues increased 36% to $17,544,000 in fiscal 1995 from $12,878,000 in fiscal 1994, primarily due to an increase in demand as a result of the Company's focus on designing and selling custom brands of its skin-care and other personal-care products to large retailers and, to a lesser extent, the inclusion of $1,025,000 in additional revenues from Marcor, which was acquired in November 1994.

         The gross profit margin was 35% in fiscal 1995, compared with 42% in fiscal 1994. The decline in the gross profit margin in fiscal 1995 was due to lower margins on the sale of skin-care and other personal-care products as a result of an increase in the price of raw materials and a shift in product mix. In addition, the decline in the gross profit margin resulted from pre-opening costs of the first Spa Thira salon. These decreases were offset in part by the inclusion in fiscal 1994 of a nonrecurring adjustment to expense $250,000 of inventory revalued at the time of CBI's acquisition by the Company.

         Selling, general and administrative expenses increased to $6,158,000 in fiscal 1995 from $3,774,000 in fiscal 1994, primarily due to increased selling efforts to expand the market for the Company's skin-care and other personal-care products. In addition, during the third quarter of fiscal 1995, the Company hired a chief executive officer and a vice president of operations, which resulted in an increase in the Company's administrative expenses.

         Research and development expenses increased to $3,151,000 in fiscal 1995 from $1,701,000 in fiscal 1994, due to the acceleration of the Company's research and development efforts associated with the SoftLight system, including process optimization studies.
                                       25PAGE

    ThermoLase Corporation

         Interest income increased to $789,000 in fiscal 1995 from $413,000 in fiscal 1994, as a result of interest income earned on invested proceeds from the Company's August 1995 public offering of common stock, June 1995 private placement of common stock, and July 1994 initial public offering of common stock. Interest expense, related party in 1994 represents interest associated with a $5,000,000 promissory note issued to ThermoTrex Corporation (ThermoTrex) in connection with the acquisition of CBI. This note was repaid in full in July 1994.

         The effective tax rates in fiscal 1995 and fiscal 1994 differ from the statutory federal income tax rate due to nondeductible amortization of cost in excess of net assets of acquired company, incurred in connection with the acquisition of CBI, and the impact of CBI's state income taxes.

    Liquidity and Capital Resources

         Working capital was $47,197,000 at September 28, 1996, compared with $68,691,000 at September 30, 1995. Included in working capital are cash, cash equivalents, and available-for-sale investments of $52,055,000 at September 28, 1996, compared with $65,440,000 at September 30, 1995. Operating activities provided cash of $3,850,000 during fiscal 1996, primarily due to an increase in accounts payable and other accrued expenses, including an increase in deferred revenue of $913,000 related to the Company's Spa Thira salons.

         During fiscal 1996, the Company expended $13,230,000 for purchases of property and equipment. The Company purchased laser systems from Trex Medical Corporation, a publicly traded, majority-owned subsidiary of ThermoTrex, for an aggregate cost of $8,549,000, including $3,132,000 of purchases made during the fourth quarter, which are included in due to parent company and affiliated companies in the accompanying 1996 balance sheet. The Company has committed to purchase additional lasers at an aggregate cost of $6,402,000.

         During fiscal 1996, the Company expended $4,400,000 for an approximate 10% equity interest in AntiCancer Incorporated (AntiCancer). Pursuant to a licensing agreement entered into with AntiCancer, the Company will pay up to $1,500,000 upon the attainment of certain milestones by AntiCancer, and is substantially responsible for development costs incurred after the attainment of such milestones
    (Note 10).

         In November 1996, the Company entered into a joint venture agreement, which is subject to certain conditions, to market its SoftLight system in France, as well as its laser-based skin-rejuvenation process, if and when available. The Company has committed to provide up to $5,000,000 to fund working capital requirements of the joint venture in exchange for its 50% stake in the joint venture.
                                       26PAGE

    ThermoLase Corporation

         In September 1996, the Company's Board of Directors authorized the repurchase by the Company of up to $10,000,000 of Company common stock through August 28, 1997, in market transactions or pursuant to the exercise by investors of standardized put options written on the Company's common stock. As of December 1, 1996, no shares had been repurchased, however the Company had contingent obligations under outstanding put options to purchase up to 80,000 shares for $1,500,000.

         In addition to the Denver, Boca Raton, and suburban Detroit spas which were being completed as of September 28, 1996, the Company has signed leases in Greenwich, Connecticut; Manhasset, New York; suburban Minneapolis; and Palm Beach, Florida, where it plans to open additional Spa Thira salons. The Company plans to open between 10 and 20 additional spas in various parts of the United States during fiscal 1997. Depending on the size of the salon, each facility will require approximately $1,500,000 to $2,500,000 for such items as leasehold improvements and laser systems. In addition, the Company expects to expend between $8,000,000 and $10,000,000 during fiscal 1997 for equipment related to its program to license doctors the right to perform hair-removal services. Although the Company has no material commitments for capital expenditures, except as noted above, such expenditures will largely be affected by the number of Spa Thira locations that can be developed and the number of doctors engaged in the licensing program. The Company believes its existing resources will be sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

    Forward-looking Statements

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

         Need for Continued Product Development. In 1994, the Company conducted a clinical trial using a SoftLight laser to collect data on the effectiveness of the SoftLight hair-removal process under the clinical protocol established for the Company's FDA submission. Results were based on a dermatologist's visual observation of each subject's treatment area at various time intervals after treatment and varied depending upon the anatomical site treated. Of the 65 anatomical sites screened 12 weeks after receiving such treatment, 49 (75%) experienced a reduction in hair growth greater than 30%, with the average reduction in hair growth equal to 46%. Of the 32 anatomical sites screened 24 weeks after receiving such treatment, 21 (66%) experienced a reduction in hair growth greater than 30%, with the average reduction in hair growth equal to 39%. Although the Company received FDA clearance in April 1995 to commercially market the SoftLight process, the Company continues to study the process to better understand the effects of the system and to develop the system in order to increase its effectiveness and the length of time between treatments. These studies will also be used to further clarify the duration for which
                                       27PAGE

    ThermoLase Corporation
    hair can be removed, the number of treatments required to effectively remove hair from a given area, and the effectiveness of the process across a broad range of skin types and anatomical sites. In addition, although the Company has not observed any significant side effects to date, it is continuing to monitor subjects and customers for the development of possible side effects. Failure to further improve the SoftLight process, including extending the duration for which hair can be removed, may limit the Company's ability to successfully commercialize the SoftLight process.

         Uncertain Market Acceptance. The SoftLight process is significantly different from current commercially available hair-removal technologies. With any new cosmetic technology, there is a risk that the marketplace may not accept, or be receptive to, the potential benefits of such technology. Market acceptance of the SoftLight process will depend, in large part, upon the ability of the Company to demonstrate to consumers the safety and effectiveness of the SoftLight process and its advantages over other types of hair-removal treatment. Although the initial reception by customers at the Company's existing spas generally has been positive, there can be no assurance that the SoftLight process will be accepted by the general public. The Company's skin-rejuvenation system is also different from current skin-rejuvenation treatments and, if successfully developed, will be subject to similar market acceptance risks.

         Need to Manage Growth; Ability to Attract Qualified Personnel. The Company is experiencing a period of rapid growth as it commences commercial operations of its SoftLight process. The Company presently intends to commercialize the SoftLight process in the United States primarily through affiliated spas and a network of physicians using the process as part of their practices. The Company will be required to recruit and train a large number of personnel for its spas, including medical staff such as physicians, registered nurses, physician assistants, or other personnel. There may be only a limited number of such persons with the requisite skills, and it may become increasingly difficult for the Company to hire such personnel over time. The Company will also be required to recruit qualified physicians for its network of physician practices that offer the SoftLight process. Such qualified physicians may not be available or interested in offering the SoftLight process in their private practices. The Company's commercialization strategy may also significantly strain operational, management, financial, sales and marketing, and other resources. To manage growth effectively, the Company must continue to enhance its systems and controls and successfully expand, train, and manage its employee base and physician network. There can be no assurance that the Company will be able to manage this expansion effectively.

         Dependence Upon Proprietary Technology. The Company has been issued patents by the United States and certain other countries related to its hair-removal system, has patent applications pending to extend the coverage of issued patents in the United States, has filed corresponding patent applications in various foreign countries, and has reserved its rights to file further corresponding patent applications in countries
                                       28PAGE

    ThermoLase Corporation
    that are members of the Patent Cooperation Treaty (PCT). The Company has been issued a patent by the United States related to its skin-rejuvenation system, has filed corresponding patent applications in various foreign countries, and has reserved its rights to file further corresponding patent applications in countries that are members of the PCT. The Company has patents pending in the United States for a drug delivery system using a concept similar to its laser-based hair-removal system, and has reserved its rights to file corresponding patent applications in countries that are members of the PCT.

         While the Company believes its technology is unique and distinct from any technology currently claimed by other companies, there can be no assurance that other companies are not investigating or developing other technologies that are similar to the ThermoLase technology, that any additional patents will be issued to the Company, or that the Company's patents or any additional patents, if issued, will afford the Company sufficiently broad patent coverage to provide any significant deterrent to competitive products or services. The Company currently intends to aggressively pursue any person or company that offers services that the Company believes infringe on one or more of its patents. In the event the Company becomes involved in a patent infringement claim, the expense of litigating such claim may be costly. In addition, there may be patents or intellectual property rights owned by others, which, if infringed by the Company, would permit the owner to prevent the Company from using the SoftLight process without a license and to be entitled to damages for past infringement. The Company has from time to time received allegations that the SoftLight process infringes the intellectual property rights of others, and the Company may continue to receive such allegations in the future. Although the Company believes that its products and technologies do not infringe the intellectual property rights of others, there can be no assurance that litigation relating to such a claim will not be brought against the Company. If the Company is obligated to devote substantial financial or management resources to patent litigation, its ability to fund its operations and to pursue its business goals may be impaired. The issuance of additional patents to the Company and the validity and enforceability of such patents may be essential to the success of the Company.

         Uncertainty of Development of Skin-rejuvenation System. The Company's skin-rejuvenation system is at an early stage of development. The Company received a United States patent covering this system in June 1995 and, in late 1995, began clinical trials at a Westwood, New Jersey, clinical site and at the University of New Mexico to determine the safety and efficacy of the system. The Company is required to complete its clinical trials and to obtain FDA clearance before it can commercially market its skin-rejuvenation system. There can be no assurance that the clinical studies will support the Company's belief as to the effectiveness of the skin-rejuvenation system.

         Compliance with FDA Regulations. The SoftLight process is subject to FDA regulations governing the use and marketing of medical devices. The Company's hair-removal system received FDA clearance in April 1995; however, its skin-rejuvenation system must receive FDA clearance before
                                       29PAGE

    ThermoLase Corporation
    it can be commercially used in the United States. In addition, the Company will be subject to requirements in certain foreign countries where the SoftLight process may be marketed. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain.

         Although the Company believes that its skin-rejuvenation system is substantially similar to a system already cleared by the FDA through the FDA's 510(k) pre-market notification process, no assurance can be given that the FDA will not require the Company to perform substantial clinical trials before clearance is granted. There can be no assurance that the appropriate clearances from the FDA will be granted or that the process to obtain such clearances will not be excessively expensive or lengthy.

         Most of CBI's products are classified as cosmetics, are regulated by the FDA, and are subject to inspection. Furthermore, CBI manufactures a few preparations, principally sun blocks and skin-fading agents, which are classified as pharmaceuticals, and CBI has a FDA license for this purpose. This license requires, among other things, that CBI adheres to the FDA's Good Manufacturing Practices procedures for pharmaceuticals, and CBI is subject to facilities inspection by the FDA.

         The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction such as labeling, manufacturing practices, record keeping, and reporting. The FDA also may require post-market testing and surveillance programs to monitor a product's effects. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions and criminal prosecutions.

         Compliance with State Regulations. The Company recognizes, for purposes of commercializing its centers, that the operation of the SoftLight process may be deemed by certain regulators to constitute the practice of medicine. If operation of the SoftLight process is determined to involve the practice of medicine, the degree of physician involvement required under applicable laws and regulations in delivering the process is unclear. In addition, many states prohibit business corporations from engaging in the practice of medicine, employing physicians, or entering into certain financial arrangements with physicians, including fee splitting.

         The Company believes there are several possible structures it can employ to provide for physician involvement where required, including, where possible, direct employment and independent contractor status. In some states, including California, however, the Company will be required to license the right to use the SoftLight process to an independent medical corporation. Although the precise legal structure of the centers may vary as the result of differing state law requirements, the Company believes that the operating structures adopted with respect to its centers will not materially affect the revenue or profit received by the Company from the operation of its centers, taken as a whole. The Company believes that its existing and proposed structures and relationships with physicians and others comply with applicable laws and regulations.

                                       30PAGE

    ThermoLase Corporation

    However, no formal ruling regarding the Company's various structures and relationships has been obtained from any government agency and there can be no assurance that any such ruling would deem such structures or relationships in compliance with applicable laws and regulations. There can be no assurance that review of the Company's business by courts or healthcare, tax, labor, and other regulatory authorities that have jurisdiction over matters including, without limitation, the corporate practice of medicine, licensure of facilities and equipment, and franchising will not result in determinations that could adversely affect the operations of the Company or that the healthcare regulatory environment will not change in a manner that would restrict the Company's proposed operations or limit the expansion of the Company's business or otherwise adversely affect the Company.

         Limited Operating History. To date, the Company has made only limited commercial sales of services using the SoftLight process through its six spas currently in operation and through its physician network. The members of the Company's current senior management, substantially all of whom have joined the Company within the last eighteen months, continue to develop the marketing and commercialization strategy for the Company. However, because the Company has opened only six spas and has only recently had sales through its physician network, it has only a limited operating history on which to base such strategy. No assurance can be given that the Company will be able to devise a successful marketing and commercialization strategy or attract the personnel necessary to effectively implement such strategy.

         Intense Competition. Competition in the market for personal-care products and services is very intense. The SoftLight process will compete with electrolysis and other methods of hair removal, including persons who may attempt to infringe the Company's patents. In addition, a number of laser manufacturers have recently announced that they have filed applications with the FDA seeking to obtain clearance to market a laser for hair removal. Competition from these sources could limit the Company's ability to charge premium prices for its hair-removal services. In addition, the Company's services could be rendered obsolete or uneconomical by the introduction of new hair-removal products or processes.




                                       31PAGE

 ThermoLase Corporation

 Selected Financial Information

                                        Nine Months
                         Year Ended       Ended (a)          Year Ended
                   --------------------  ---------  ---------------------------
 (In thousands
 except per        Sept. 28,  Sept. 30,  Sept. 30,  Dec. 31,   Jan. 1,  Jan. 2,
 share amounts)         1996       1995   1995 (b)  1994 (c)  1994 (d)     1993
 ------------------------------------------------------------------------------
                             (Unaudited)
 Statement of
   Operations Data:
     Revenues        $27,812    $23,348    $17,544   $18,682   $   625 $     -
     Income (loss)
       before cumul-
       ative effect
       of change in
       accounting
       principle      (1,386)    (1,675)    (1,679)        6       (16)    (215)
     Net income
       (loss)         (1,386)    (1,675)    (1,679)       15       (16)    (215)
     Earnings (loss)
       per share
       before cumula-
       tive effect
       of change in
       accounting
       principle        (.03)      (.04)      (.04)        -         -    (.01)
     Earnings (loss)
       per share        (.03)      (.04)      (.04)        -         -    (.01)

 Balance Sheet Data:
   Working capital   $47,197               $68,691   $16,325   $ 3,610 $     -
   Total assets       95,520                89,463    33,570    23,551      71
   Long-term
     obligations           -                     -         -         -       -
   Common stock
     subject to
     redemption            -                     -         -    14,511       -
   Shareholders'
    investment        79,037                82,218    28,997      (189)     71

 (a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
 (b) Reflects the net proceeds of the Company's private placements and public offering of common stock.
 (c) Reflects the net proceeds of the Company's initial public offering and the adoption of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
 (d) Reflects the net proceeds of the Company's private placement and the December 1993 acquisition of CBI Laboratories.
                                       32PAGE

    ThermoLase Corporation

    Common Stock Market Information

         The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TLZ) for fiscal 1996 and fiscal 1995. Prices have been restated to reflect a two-for-one stock split distributed in June 1995.

                               Fiscal 1996              Fiscal 1995
                          ---------------------    ---------------------
    Quarter                    High         Low         High         Low
    --------------------------------------------------------------------
    First                 $27 5/8     $17 1/4      $ 6 15/16   $ 3  5/8
    Second                 31          20 7/8       22  3/8      5 15/16
    Third                  36 1/2      24 1/4       25  1/2     19  1/2
    Fourth                 30 3/4      19 7/8

         As of November 22, 1996, the Company had 503 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on November 22, 1996, was $20 1/8 per share.

    Stock Transfer Agent

         American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

         American Stock Transfer & Trust Company
         Shareholder Services Department
         40 Wall Street, 46th Floor
         New York, New York 10005
         (718) 921-8200

    Shareholder Services

         Shareholders of ThermoLase Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Vice President and Chief Financial Officer, ThermoLase Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A
    mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning with the 1997 fiscal year, quarterly distributions will be limited to the second quarter report only. All quarterly reports and press releases are also available through the Internet at the Company's home page on the World Wide Web (http://www.thermo.com/subsid/tlz.html).

                                       33PAGE

    ThermoLase Corporation

    Dividend Policy

         The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

    Form 10-K Report

         A copy of the Annual Report on Form 10-K for the year ended September 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Vice President and Chief Financial Officer, ThermoLase Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting

         The annual meeting of shareholders will be held on Wednesday, March 12, 1997, at 10:00 a.m. at the Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.