Form 10-K/A, Exhibit 13
period 1996-09-28
THERMOLASE CORP
filed 1997-03-04
CIK 901416

ThermoLase Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1996
PAGE

 ThermoLase Corporation
 Consolidated Statement of Operations
                                                       Nine Months       Year
                                     Year Ended           Ended          Ended
                                ---------------------  -----------     -------
 (In thousands except           Sept. 28,   Sept. 30,    Sept. 30,    Dec. 31,
 per share amounts)                  1996        1995         1995        1994
 -----------------------------------------------------------------------------
                                           (Unaudited)
 Revenues (Note 11)
   Product revenues               $23,165     $23,348      $17,544     $18,682
   Service revenues                 4,647           -            -           -
                                  -------     -------      -------     -------
                                   27,812      23,348       17,544      18,682
                                  -------     -------      -------     -------
 Costs and Operating Expenses:
   Cost of product revenues        15,063      14,714       11,424      10,785
   Cost of service revenues         4,964           -            -           -
   Selling, general and admin-
     istrative expenses (Note 9)    9,761       8,128        6,158       5,744
   Research and development
     expenses                       3,470       3,774        3,151       2,324
                                  -------     -------      -------     -------
                                   33,258      26,616       20,733      18,853
                                  -------     -------      -------     -------
 Operating Loss                    (5,446)     (3,268)      (3,189)       (171)

 Interest Income                    3,482         971          789         595
 Interest Expense, Related Party
   (Note 9)                             -           -            -        (116)
 Gain (Loss) on Sale of
   Investments (Note 3)               115         (41)           -         (42)
                                  -------     -------      -------     -------
 Income (Loss) Before Income
   Taxes and Cumulative Effect
   of Change in Accounting
   Principle                       (1,849)     (2,338)      (2,400)        266
 Income Tax (Provision) Benefit
   (Note 8)                           463         663          721        (260)
                                  -------     -------      -------     -------
 Income (Loss) Before
   Cumulative Effect of Change
   in Accounting Principle         (1,386)     (1,675)      (1,679)          6
 Cumulative Effect of Change in
   Accounting Principle, Net of
   Tax (Note 3)                         -           -            -           9
                                  -------     -------      -------     -------
 Net Income (Loss)                $(1,386)    $(1,675)     $(1,679)    $    15
                                  =======     =======      =======     =======
 Earnings (Loss) per Share
   Before Cumulative Effect of
   Change in Accounting Principle $  (.03)    $  (.04)     $  (.04)    $     -
                                  =======     =======      =======     =======
 Earnings (Loss) per Share        $  (.03)    $  (.04)     $  (.04)    $     -
                                  =======     =======      =======     =======
 Weighted Average Shares           40,353      37,880       38,005      35,767
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
                                                      =======        =======
   The accompanying notes are an integral part of these consolidated financial statements.
                                        3PAGE

 ThermoLase Corporation
 Consolidated Statement of Cash Flows

                                                       Nine Months       Year
                                     Year Ended           Ended          Ended
                                ---------------------  -----------     -------
                                Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
 (In thousands)                      1996        1995        1995        1994
 -----------------------------------------------------------------------------
                                           (Unaudited)
 Operating Activities:
   Net income (loss)             $ (1,386)   $ (1,675)   $ (1,679)   $     15
   Adjustments to reconcile net
     income (loss) to net cash
     provided by (used in)
     operating activities:
       Cumulative effect of
         change in accounting
         principle (Note 3)             -           -           -          (9)
       Depreciation and
         amortization               1,482         836         640         741
       Provision for losses on
         accounts receivable           63         153         153          40
       (Gain) loss on sale of
         investments (Note 3)        (115)         41           -          42
       Loss on disposal of
         property and equipment         -         125         125           -
       Deferred lease liability       494           -           -           -
       Changes in current
         accounts, excluding the
         effects of acquisition:
           Accounts receivable       (380)     (1,132)       (540)     (1,093)
           Inventories                934      (2,402)     (1,101)     (1,743)
           Other current assets    (1,221)       (586)       (846)        182
           Accounts payable         1,774       1,859       1,355         796
           Other current
             liabilities            2,205       2,138       1,317        (648)
                                 --------    --------    --------    --------
   Net cash provided by (used
     in) operating activities       3,850        (643)       (576)     (1,677)
                                 --------    --------    --------    --------
 Investing Activities:
   Acquisition, net of cash
     acquired (Note 4)                  -        (197)          -        (197)
   Investment in other assets
     (Note 1)                      (4,400)          -           -           -
   Purchases of available-for-
     sale investments             (49,500)    (49,793)    (49,793)     (9,700)
   Proceeds from maturities of
     available-for-sale
     investments                   56,525      10,700       6,000       3,700
   Proceeds from sale of
     available-for-sale
     investments                      615         959           -       3,958
   Purchases of property and
     equipment                    (13,230)     (2,975)     (1,584)     (2,736)
   Other                              553         256         101         460
                                 --------    --------    --------    --------
   Net cash used in investing
     activities                  $ (9,437)   $(41,050)   $(45,276)   $ (4,515)
                                 --------    --------    --------    --------
                                        4PAGE

 ThermoLase Corporation
 Consolidated Statement of Cash Flows (continued)

                                                       Nine Months       Year
                                     Year Ended           Ended          Ended
                                ---------------------  -----------     -------
                                Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
 (In thousands)                      1996        1995        1995        1994
 -----------------------------------------------------------------------------
                                           (Unaudited)
 Financing Activities:
   Net proceeds from issuance
     of Company common stock
     (Note 5)                    $  2,591    $ 55,544    $ 55,544    $ 14,784
   Payment of withholding taxes
     related to stock option
     exercises                     (2,227)       (776)       (776)          -
   Repayment of promissory note
     to parent company (Note 9)         -           -           -      (5,000)
                                 --------    --------    --------    --------
   Net cash provided by
     financing activities             364      54,768      54,768       9,784
                                 --------    --------    --------    --------
 Increase (Decrease) in Cash
   and Cash Equivalents            (5,223)     13,075       8,916       3,592
 Cash and Cash Equivalents at
   Beginning of Period             13,146          71       4,230         638
                                 --------    --------    --------    --------
 Cash and Cash Equivalents at
   End of Period                 $  7,923    $ 13,146    $ 13,146    $  4,230
                                 ========    ========    ========    ========

 Cash Paid (Refunded) For:
   Interest                      $      -    $      -    $      -    $    116
   Income taxes                  $     12    $     42    $    124    $    (82)

 Noncash Activities:
   Fair value of assets of
     acquired company            $      -    $    479    $      -    $    479
   Cash paid for acquired
     company                            -        (197)          -        (197)
                                 --------    --------    --------    --------
     Liabilities assumed of
       acquired company          $      -    $    282    $      -    $    282
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

         The Company accounts for investments in joint ventures in which it owns between 20% and 50% using the equity method. Under the equity method, the Company records its initial investment in joint ventures at cost, and adjusts the carrying value of the investment to recognize its share of earnings or losses of the joint venture. In instances where the Company has no obligation to provide additional funding to a joint venture, the Company discontinues applying the equity method when its investment has been reduced to zero.

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

                                        8PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Revenue Recognition

         The Company generally recognizes product revenues upon shipment.
    The Company offers a variety of treatment plans for its spa-based hair-removal services which include one-time services and multiple treatment plans that provide for varying numbers of treatments or treatment periods. The Company recognizes revenue from the one-time treatment plan upon performance of the related service. Revenues from multiple treatment plans are recognized over the anticipated treatment period which, in fiscal 1996, was six months based upon the average service pattern for customers treated during the year. Deferred revenue in the accompanying fiscal 1996 balance sheet represents unearned revenue from hair-removal treatments at the Company's Spa Thira salons which will be recognized in fiscal 1997.

         The Company earns an initial technology licensing fee and ongoing royalties from licensing its SoftLight technology to a network of independent physicians. Initial nonrefundable technology license fees are recorded as revenue at the time the technology is transferred to the practitioner. Fees arising from hair-removal procedures performed by these physicians are recognized when such procedures are performed.

    Pre-opening Spa Costs

         The Company expenses all pre-opening costs associated with the establishment and startup of its Spa Thira salons as such costs are incurred.

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

    Earnings (Loss) per Share

         Earnings (loss) per share have been computed based on the weighted average number of shares outstanding during the period. Weighted average shares in 1994 include the effect of the exercise of stock options that were computed using the treasury stock method. Because the effect of the
                                        9PAGE

    ThermoLase Corporation
    Notes to Consolidated Financial Statements
    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    exercise of stock options would be anti-dilutive in fiscal 1996 and fiscal 1995, such options were not included in weighted average shares.

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

    Deferred Lease Liability

         Deferred lease liability in the accompanying balance sheet represents facilities rent which is being recognized ratably over the respective lease terms.
                                       11PAGE

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







                                       12PAGE

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








                                       13PAGE

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



                                       14PAGE

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


    4.   Joint Venture and Acquisition

    Joint Venture

         In January 1996, the Company entered into a joint venture agreement and a technology license agreement to market its SoftLight system in Japan. The Company currently holds a 50% stake in the joint venture but may increase its ownership to 51% pursuant to a fair-value purchase option. Under the terms of the joint venture agreement, the Company will receive payments for the use of the SoftLight system equal to 2% of the joint venture's revenues through calendar year 2010, with a minimum guaranteed payment of $2,000,000 for fiscal 1996, which was recorded in fiscal 1996. An additional payment of $1,000,000 is guaranteed for fiscal 1997, should the formula-derived amount total less than $1,000,000 in fiscal 1997. The fiscal 1997 amount is subject to certain exceptions in the event the joint venture is unable to obtain patent protection in Japan on certain prescribed terms, although as amounts are paid, they become nonrefundable without regard to the status of patents in Japan. If cumulative licensing fees paid to the Company exceed $50,000,000, the rate will decrease to .25% through calendar year 2010. Starting in calendar year 2011, the rate will be 1%.

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

                                       15PAGE

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




                                       16PAGE

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





                                       17PAGE

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


                                       18PAGE

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




                                       19PAGE

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

                                       20PAGE

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


                                       21PAGE

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


                                       22PAGE

   Report of Independent Public Accountants


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





                                       23PAGE

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

                                       24PAGE

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

         The gross profit margin in fiscal 1996 was 28%, compared with 37% in 1995. The gross profit margin from the Company's hair-removal business was negative 7% in fiscal 1996 due to the early operations of the Spa Thira business, which has been operating below maximum capacity as the Company develops a client base, continues refining its operating procedures, and incurs pre-opening costs in connection with new spa openings, offset in part by the effect of revenues from the joint venture in Japan and doctors' licensing program. As the Company opens additional Spa Thira locations in fiscal 1997, the effect of operating each spa below maximum capacity as the Company develops its client base, as well as pre-opening costs, will have a negative impact on the consolidated gross profit margin. The gross profit margin from the sale of skin care and other personal care products at CBI was 35% in fiscal 1996, compared with 37% in 1995. The decline in the gross profit margin was the result of a shift at CBI to lower-margin products sold to high volume retailers in fiscal 1996.

         Selling, general and administrative expenses as a percentage of revenues was 35% in both periods, with an increase to $9,761,000 in fiscal 1996 from $8,128,000 in 1995. The increase was primarily due to costs related to setting up a personal-care service organization for Spa Thira, including the hiring of senior management and administrative
                                       25PAGE

    ThermoLase Corporation
    staff, as well as legal costs associated with expanding the Company's hair-removal business domestically and internationally, offset in part by lower spending at CBI.

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

         Research and development expenses increased to $3,151,000 in fiscal 1995 from $1,701,000 in fiscal 1994, due to the acceleration of the
                                       26PAGE

    ThermoLase Corporation

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

         In November 1996, the Company entered into a joint venture agreement, which is subject to certain conditions, to market its SoftLight system in France, as well as its laser-based skin-rejuvenation process, if and when available. The Company has committed to provide up

                                       27PAGE

    ThermoLase Corporation
    to $5,000,000 to fund working capital requirements of the joint venture in exchange for its 50% stake in the joint venture.

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

    Forward-looking Statements - Risk Factors

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important risk factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

         Need for Continued Product Development. The Company continues to study the SoftLight system to better understand the effects of the system and to develop the system in order to increase its effectiveness and the length of time between treatments. These studies will also be used to further clarify the duration for which hair can be removed, the number of treatments required to effectively remove hair from a given area, and the effectiveness of the process across a broad range of skin types and anatomical sites. In addition, the Company is continuing to monitor subjects and customers for the development of possible side effects. Failure to further improve the SoftLight process, including extending the duration for which hair can be removed, may limit the Company's ability to successfully commercialize the SoftLight process.


                                       28PAGE

    ThermoLase Corporation

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

         Need to Manage Growth and to Attract Qualified Personnel. The Company presently intends to commercialize the SoftLight process in the United States primarily through affiliated spas and a network of physicians using the process as part of their practices. The Company will be required to recruit and train a large number of personnel for its spas, including medical staff such as physicians, registered nurses, physician assistants, or other personnel. There may be only a limited number of such persons with the requisite skills, and it may become increasingly difficult for the Company to hire such personnel over time. The Company will also be required to recruit qualified physicians for its network of physician practices that offer the SoftLight process. Such qualified physicians may not be available or interested in offering the SoftLight process in their private practices. The Company's commercialization strategy may also significantly strain operational, management, financial, sales and marketing, and other resources. To manage growth effectively, the Company must continue to enhance its systems and controls and successfully expand, train, and manage its employee base and physician network. There can be no assurance that the Company will be able to manage this expansion effectively.

         Dependence Upon Proprietary Technology. There can be no assurance that other companies are not investigating or developing other technologies that are similar to the ThermoLase technology, that any additional patents will be issued to the Company, or that the Company's patents or any additional patents, if issued, will afford the Company sufficiently broad patent coverage to provide any significant deterrent to competitive products or services. In the event the Company becomes involved in a patent infringement claim, the expense of litigating such claim may be costly. In addition, there may be patents or intellectual property rights owned by others, which, if infringed by the Company, would permit the owner to prevent the Company from using the SoftLight process without a license and to be entitled to damages for past infringement. The Company has from time to time received allegations that the SoftLight process infringes the intellectual property rights of others, and the Company may continue to receive such allegations in the future. There can be no assurance that litigation relating to such a claim will not be brought against the Company. If the Company is obligated to devote substantial financial or management resources to patent litigation, its ability to fund its operations and to pursue its

                                       29PAGE

    ThermoLase Corporation
    business goals may be impaired. The issuance of additional patents to the Company and the validity and enforceability of such patents may be essential to the success of the Company

         Uncertainty of Development of Skin-rejuvenation System. The Company's skin-rejuvenation system is at an early stage of development. The Company received a United States patent covering this system in June 1995 and, in late 1995, began clinical trials at a Westwood, New Jersey, clinical site and at the University of New Mexico to determine the safety and efficacy of the system. The Company is required to complete its clinical trials and to obtain FDA clearance before it can commercially market its skin-rejuvenation system. There can be no assurance that the clinical studies will support the Company's belief as to the effectiveness of the skin-rejuvenation system.

         Need to Comply with FDA Regulations. The SoftLight process is subject to FDA regulations governing the use and marketing of medical devices. The Company's hair-removal system received FDA clearance in April 1995; however, its skin-rejuvenation system must receive FDA clearance before it can be commercially used in the United States. In addition, the Company will be subject to requirements in certain foreign countries where the SoftLight process may be marketed. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. No assurance can be given that the FDA will not require the Company to perform substantial clinical trials before clearance is granted. There can be no assurance that the appropriate clearances from the FDA will be granted or that the process to obtain such clearances will not be excessively expensive or lengthy.

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

         Need to Comply with State Regulations. The Company recognizes, for purposes of commercializing its centers, that the operation of the SoftLight process may be deemed by certain regulators to constitute the practice of medicine. If operation of the SoftLight process is determined to involve the practice of medicine, the degree of physician involvement required under applicable laws and regulations in delivering the process is unclear. In addition, many states prohibit business corporations from
                                       30PAGE

    ThermoLase Corporation
    engaging in the practice of medicine, employing physicians, or entering into certain financial arrangements with physicians, including fee splitting.

         The Company believes there are several possible structures it can employ to provide for physician involvement where required, including, where possible, direct employment and independent contractor status. In some states, including California, however, the Company will be required to license the right to use the SoftLight process to an independent medical corporation. However, no formal ruling regarding the Company's various structures and relationships has been obtained from any government agency and there can be no assurance that any such ruling would deem such structures and relationships in compliance with applicable laws and regulations. There can be no assurance that review of the Company's business by courts or healthcare, tax, labor, and other regulatory authorities that have jurisdiction over matters including, without limitation, the corporate practice of medicine, licensure of facilities and equipment, and franchising will not result in determinations that could adversely affect the operations of the Company or that the healthcare regulatory environment will not change in a manner that would restrict the Company's proposed operations or limit the expansion of the Company's business or otherwise adversely affect the Company.

         Limited Operating History. To date, the Company has made only limited commercial sales of services using the SoftLight process through its spas currently in operation and through its physician network. The members of the Company's current senior management, substantially all of whom have joined the Company within the last eighteen months, continue to develop the marketing and commercialization strategy for the Company. However, because the Company has opened only six spas and has only recently had sales through its physician network, it has only a limited operating history on which to base such strategy. No assurance can be given that the Company will be able to devise a successful marketing and commercialization strategy or attract the personnel necessary to effectively implement such strategy.

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



                                       31PAGE

 ThermoLase Corporation

 Selected Financial Information

                                        Nine Months
 (In thousands          Year Ended       Ended (a)          Year Ended
                   --------------------  ---------  ---------------------------
 except per        Sept. 28,  Sept. 30,  Sept. 30,  Dec. 31,   Jan. 1,  Jan. 2,
 share amounts)         1996       1995   1995 (b)  1994 (c)  1994 (d)     1993
 ------------------------------------------------------------------------------
                             (Unaudited)
 Statement of
   Operations Data:
     Revenues        $27,812    $23,348    $17,544   $18,682   $   625 $     -
     Income (loss)
       before cumul-
       ative effect
       of change in
       accounting
       principle      (1,386)    (1,675)    (1,679)        6       (16)    (215)
     Net income
       (loss)         (1,386)    (1,675)    (1,679)       15       (16)    (215)
     Earnings (loss)
       per share
       before cumula-
       tive effect
       of change in
       accounting
       principle        (.03)      (.04)      (.04)        -         -    (.01)
     Earnings (loss)
       per share        (.03)      (.04)      (.04)        -         -    (.01)

 Balance Sheet Data:
   Working capital   $47,197               $68,691   $16,325   $ 3,610 $     -
   Total assets       95,520                89,463    33,570    23,551      71
   Long-term
     obligations           -                     -         -         -       -
   Common stock
     subject to
     redemption            -                     -         -    14,511       -
   Shareholders'
    investment        79,037                82,218    28,997      (189)     71

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