Form 10-K, Exhibit 13
period 1997-09-27
THERMOLASE CORP
filed 1997-12-05
CIK 901416

Exhibit 13






                             ThermoLase Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1997
PAGE

    ThermoLase Corporation                          1997 Financial Statements
                      Consolidated Statement of Operations


                                                                 Nine Months
                                          Year Ended                Ended
                                 ------------------------------- -----------
    (In thousands except         Sept. 27,  Sept. 28,  Sept. 30,   Sept. 30,
    per share amounts)                1997       1996       1995        1995
    ------------------------------------------------------------------------
                                                      (Unaudited)
    Revenues (Note 11)
      Product revenues            $ 24,196  $ 23,165    $ 23,348    $ 17,544
      Service revenues              21,037     4,647           -           -
                                  --------  --------    --------    --------
                                    45,233    27,812      23,348      17,544
                                  --------  --------    --------    --------
    Costs and Operating Expenses:
      Cost of product revenues      16,499    15,063      14,714      11,424
      Cost of service revenues      19,628     4,964           -           -
      Selling, general, and
        administrative expenses
        (Note 7)                    22,972     9,761       8,128       6,158
      Research and development
        expenses                     5,704     3,470       3,774       3,151
                                  --------  --------    --------    --------
                                    64,803    33,258      26,616      20,733
                                  --------  --------    --------    --------
    Operating Loss                 (19,570)   (5,446)     (3,268)     (3,189)

    Interest Income                  2,110     3,482         971         789
    Interest Expense (Note 8)         (637)        -           -           -
    Gain (Loss) on Sale of
      Investments (Note 2)               -       115         (41)          -
    Equity in Losses of Joint
      Ventures (Note 3)               (700)        -           -           -
                                  --------  --------    --------    --------
    Loss Before Income Tax Benefit (18,797)   (1,849)     (2,338)     (2,400)
    Income Tax Benefit (Note 6)      6,392       463         663         721
                                  --------  --------    --------    --------
    Net Loss                      $(12,405) $ (1,386)   $ (1,675)   $ (1,679)
                                  ========  ========    ========    ========

    Loss per Share                $   (.31) $   (.03)   $   (.04)   $   (.04)
                                  ========  ========    ========    ========

    Weighted Average Shares         40,075    40,353      37,880      38,005
                                  ========  ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        2PAGE

    ThermoLase Corporation                          1997 Financial Statements

                           Consolidated Balance Sheet

                                                   Sept. 27,       Sept. 28,
    (In thousands)                                      1997            1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                    $ 87,843         $  7,923
      Available-for-sale investments, at quoted
        market value (amortized cost of $12,509
        and $44,205; Note 2)                         12,493           44,132
      Accounts receivable, less allowances of
        $402 and $319                                 5,863            4,572
      Inventories                                     3,248            4,269
      Prepaid expenses                                1,718              408
      Prepaid income taxes (Note 6)                   1,687            1,882
                                                   --------         --------

                                                    112,852           63,186
                                                   --------         --------

    Property and Equipment, at Cost, Net             39,737           19,323
                                                   --------         --------

    Long-term Prepaid Income Taxes (Note 6)           6,412                -
                                                   --------         --------

    Other Assets                                      7,498            4,679
                                                   --------         --------

    Cost in Excess of Net Assets of Acquired
      Company                                         8,096            8,332
                                                   --------         --------

                                                   $174,595         $ 95,520
                                                   ========         ========

                                        3PAGE

    ThermoLase Corporation                          1997 Financial Statements

                                                    Sept. 27,      Sept. 28,
    (In thousands except share amounts)                  1997           1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Accounts payable                               $  5,163       $  5,179
      Accrued payroll and employee benefits             2,590          1,008
      Deferred revenue                                  1,355            913
      Other accrued expenses                            5,722          1,791
      Due to parent company and affiliated companies    2,553          7,098
                                                     --------       --------
                                                       17,383         15,989
                                                     --------       --------
    4 3/8% Subordinated Convertible Debentures
      (Note 8)                                        115,000              -
                                                     --------       --------
    Deferred Lease Liability                            1,379            494
                                                     --------       --------
    Common Stock Subject to Redemption (Note 1)        40,500              -
                                                     --------       --------
    Commitments and Contingencies (Notes 3, 7, and 9)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.01 par value, 100,000,000
        shares authorized; 40,807,932 and
        40,803,932 shares issued                          408            408
      Capital in excess of par value                   46,379         85,813
      Accumulated deficit                             (15,921)        (3,516)
      Treasury stock at cost, 2,129,549 and
        116,570 shares                                (30,523)        (3,621)
      Net unrealized loss on available-for-sale
        investments (Note 2)                              (10)           (47)
                                                     --------       --------
                                                          333         79,037
                                                     --------       --------
                                                     $174,595       $ 95,520
                                                     ========       ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

   ThermoLase Corporation                           1997 Financial Statements

                      Consolidated Statement of Cash Flows

                                                                 Nine Months
                                           Year Ended               Ended
                              ---------------------------------- -----------
                               Sept. 27,   Sept. 28,   Sept. 30,   Sept. 30,
   (In thousands)                   1997        1996        1995        1995
   -------------------------------------------------------------------------
                                                      (Unaudited)
   Operating Activities:
     Net loss                   $(12,405)   $ (1,386)  $ (1,675)    $ (1,679)
     Adjustments to reconcile
       net loss to net cash
       provided by (used in)
       operating activities:
         Depreciation and
           amortization            4,345       1,482        836          640
         Provision for losses
           on accounts
           receivable                 83          63        153          153
         (Gain) loss on sale
           of investments
           (Note 2)                    -        (115)        41            -
         Increase in prepaid
           income taxes           (6,236)       (999)      (735)        (730)
         Loss on disposal of
           property and
           equipment                   -           -        125          125
         Increase in deferred
           lease liability           885         494          -            -
         Equity in losses of
           joint ventures
           (Note 3)                  700           -          -            -
         Changes in current
           accounts, excluding
           the effects of
           acquisition:
            Accounts
              receivable          (1,374)       (380)    (1,132)        (540)
             Inventories           1,021         934     (2,402)      (1,101)
             Other current
               assets               (714)        331        149         (116)
             Accounts payable        (16)      1,774      1,859        1,355
             Other current
               liabilities         3,767       2,205      2,138        1,317
                                --------    --------   --------     --------
   Net cash provided by
     (used in) operating
     activities                 $ (9,944)   $  4,403   $   (643)    $   (576)
                                --------    --------   --------     --------

                                        5PAGE

   ThermoLase Corporation                           1997 Financial Statements

                                                                 Nine Months
                                            Year Ended              Ended
                               ---------------------------------  -----------
                               Sept. 27,  Sept. 28,    Sept. 30,   Sept. 30,
   (In thousands)                   1997       1996         1995        1995
   -------------------------------------------------------------------------
                                                      (Unaudited)

   Investing Activities:
     Acquisition                $      -   $      -     $   (197)   $      -
     Investment in other
       assets (Notes 1 and 3)     (1,144)    (4,400)           -           -
     Purchases of available-
       for-sale investments      (10,400)   (49,500)     (49,793)    (49,793)
     Proceeds from maturities
       of available-for-sale
       investments                41,500     56,525       10,700       6,000
     Proceeds from sale of
       available-for-sale
       investments                     -        615          959           -
     Purchases of property
       and equipment             (26,807)   (13,230)      (2,975)     (1,584)
     Other                             -          -          256         101
                                --------   --------     --------    --------
   Net cash provided by
     (used in) investing
     activities                    3,149     (9,990)     (41,050)    (45,276)
                                --------   --------     --------    --------
   Financing Activities:
     Net proceeds from
       issuance of
       subordinated
       convertible
       debentures (Note 8)       112,551          -            -           -
     Net proceeds from
       issuance of Company
       common stock and
       sale of put options
       (Note 4)                      625      2,591       55,544      55,544
     Repurchases of Company
       common stock              (26,072)         -            -           -
     Net proceeds from stock
       exchange offer
       (Note 1)                      502          -            -           -
     Payment of withholding
       taxes related to stock
       option exercises             (891)    (2,227)        (776)      (776)
                                --------   --------     --------    -------
   Net cash provided by
     financing activities       $ 86,715   $    364     $ 54,768    $ 54,768
                                --------   --------     --------    --------

                                    6PAGE

    ThermoLase Corporation                          1997 Financial Statements

                                                                Nine Months
                                         Year Ended                Ended
                              --------------------------------- -----------
                              Sept. 27,   Sept. 28,   Sept. 30,   Sept. 30,
    (In thousands)                 1997        1996        1995        1995
    -----------------------------------------------------------------------
                                                     (Unaudited)
    Increase (Decrease)
      in Cash and Cash
      Equivalents              $ 79,920    $ (5,223)  $ 13,075     $  8,916
    Cash and Cash Equivalents
      at Beginning of Period      7,923      13,146         71        4,230
                               --------    --------   --------     --------
    Cash and Cash
      Equivalents at End of
      Period                   $ 87,843    $  7,923   $ 13,146     $ 13,146
                               ========    ========   ========     ========

    Cash Paid For:
      Income taxes             $     70    $     12   $     42     $    124

    Noncash Activities:
      Fair value of assets
        of acquired company    $      -    $      -   $    479     $      -
      Cash paid for acquired
        company                       -           -       (197)           -
                               --------    --------   ---------    --------
        Liabilities assumed
          of acquired company  $      -    $      -   $    282     $      -
                               ========    ========   ========     ========

      Exchange of common
        stock for common stock
        subject to redemption
        (Note 1)               $ 40,500    $      -   $      -     $      -
                               ========    ========   ========     ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        7PAGE

  ThermoLase Corporation                             1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

                                                                  Nine Months
                                                 Year Ended          Ended
                                            --------------------- -----------
                                            Sept. 27,    Sept. 28,  Sept. 30,
  (In thousands)                                 1997         1996       1995
  ---------------------------------------------------------------------------
  Common Stock, $.01 Par Value
    Balance at beginning of period           $    408     $    401   $    188
    Effect of two-for-one stock split               -            -        188
    Net proceeds from sale of common
      stock (Note 4)                                -            -         24
    Issuance of stock under employees'
      and directors' stock plans                    -            7          1
                                             --------     --------   --------
    Balance at end of period                      408          408        401
                                             --------     --------   --------
  Capital in Excess of Par Value
    Balance at beginning of period             85,813       84,354     29,384
    Effect of two-for-one stock split              -             -       (188)
    Net proceeds from sale of common
      stock and put options (Note 4)              294            -     55,311
    Activity under employees'
      and directors' stock plans               (2,969)       1,459       (153)
    Effect of stock exchange offer (Note 1)   (36,759)           -          -
                                             --------     --------   --------
    Balance at end of period                   46,379       85,813     84,354
                                             --------     --------   --------
  Accumulated Deficit
    Balance at beginning of period             (3,516)      (2,130)      (451)
    Net loss                                  (12,405)      (1,386)    (1,679)
                                             --------     --------   --------
    Balance at end of period                  (15,921)      (3,516)    (2,130)
                                             --------     --------   --------
  Treasury Stock
    Balance at beginning of period             (3,621)        (415)         -
    Activity under employees'
      and directors' stock plans                2,409       (3,206)      (415)
    Purchases of Company common stock         (26,072)           -          -
    Effect of stock exchange offer (Note 1)    (3,239)           -          -
                                             --------     --------   --------
    Balance at end of period                  (30,523)      (3,621)      (415)
                                             --------     --------   --------
  Net Unrealized Gain (Loss) on
    Available-for-sale Investments
    Balance at beginning of period                (47)           8       (124)
    Change in net unrealized gain (loss)
      on available-for-sale investments
      (Note 2)                                     37          (55)       132
                                             --------     --------   --------
    Balance at end of period                      (10)         (47)         8
                                             --------     --------   --------
  Total Shareholders' Investment             $    333     $ 79,037   $ 82,218
                                             ========     ========   ========
  The accompanying notes are an integral part of these consolidated financial statements.
                                        8PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        ThermoLase Corporation (the Company) has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. The Company markets the SoftLight hair-removal service in the U.S. through its Spa Thira locations and through a network of independent doctors, who pay the Company a per-procedure fee, and internationally through joint ventures and other licensing arrangements. The Company also manufactures and markets skin-care, bath, and body products through its CBI Laboratories, Inc. (CBI) subsidiary, which manufactures the lotion used in the SoftLight hair-removal process.

    Relationship with ThermoTrex Corporation and Thermo Electron Corporation
        The Company was incorporated in January 1993 as a wholly owned subsidiary of ThermoTrex Corporation (ThermoTrex). ThermoTrex is a 53%-owned public subsidiary of Thermo Electron Corporation (Thermo Electron). As of September 27, 1997, ThermoTrex and Thermo Electron owned a total of 26,742,204 shares of the Company's common stock, representing 69% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.
        The Company accounts for investments in joint ventures in which it owns between 20% and 50% using the equity method. Under the equity method, the Company records its initial investment in each joint venture at cost, and adjusts the carrying value of the investment to recognize its proportionate share of the joint venture's earnings or losses. In instances where the Company has no obligation to provide additional funding to a joint venture, the Company discontinues applying the equity method when its investment has been reduced to zero.

    Fiscal Year
        In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995, to September 30, 1995, referenced as fiscal 1995. References to fiscal 1997 and fiscal 1996 are for the years ended September 27, 1997, and September 28, 1996, respectively. Fiscal 1997 and fiscal 1996 each included 52 weeks. The unaudited consolidated statements of operations and cash flows for the 52-week period ended September 30, 1995, are presented for comparative purposes only.

                                        9PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Revenue Recognition
        The Company generally recognizes product revenues upon shipment of its products. The Company offers a variety of treatment plans for its spa-based hair-removal services which include one-time services and multiple treatment plans that provide for varying numbers of treatments or treatment periods. The Company recognizes revenue from the one-time treatment plan upon performance of the related service. Revenues from multiple treatment plans are recognized over the anticipated treatment period, which, in fiscal 1997 and 1996, was six months based upon the average service pattern for customers treated during those years. Deferred revenue in the accompanying fiscal 1997 balance sheet represents unearned revenue from hair-removal treatments at the Company's Spa Thira locations that will be recognized in fiscal 1998.
        The Company earns an initial technology licensing fee and ongoing royalties from licensing its SoftLight technology to a network of independent physicians. Initial nonrefundable technology license fees are recorded as revenue at the time the technology is transferred to the practitioner. Fees arising from hair-removal procedures performed by these physicians are recognized when such procedures are performed.
        The Company earns nonrefundable initial and ongoing technology licensing fees from its international arrangements. Initial nonrefundable technology license fees are recorded as revenue at the time the technology is transferred. Ongoing licensing fees are recorded when earned in accordance with contractual terms. The accompanying statement of operations includes international licensing fees of $4,195,000 and $2,000,000 in fiscal 1997 and 1996, respectively.

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

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

                                       10PAGE

    ThermoLase Corporation                          1997 Financial Statements

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

    Loss per Share
        Loss per share have been computed based on the weighted average number of shares outstanding during the period. Because the effect of the assumed exercise of stock options and conversion of subordinated convertible debentures would be antidilutive, such options and subordinated convertible debentures were not included in weighted average shares.

    Cash and Cash Equivalents
        As of September 27, 1997, $49,291,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. In addition, cash equivalents as of September 27, 1997, include government-agency securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

    Available-for-sale Investments
        Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are accounted for at market value (Note 2).

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                         1997      1996
    ---------------------------------------------------------------------
    Raw materials and supplies                           $1,343    $1,521
    Work in process and finished goods                    1,905     2,748
                                                         ------    ------
                                                         $3,248    $4,269
                                                         ======    ======

                                       11PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: machinery and equipment - 5 to 10 years, and leasehold improvements - the shorter of the term of the lease or the life of the asset. Property and equipment consist of the following:

    (In thousands)                                          1997      1996
    ----------------------------------------------------------------------

    Machinery and equipment                              $28,641   $14,384
    Leasehold improvements                                17,151     6,001
    Construction in process                                    -       958
                                                         -------    ------
                                                          45,792    21,343
    Less: Accumulated depreciation and amortization        6,055     2,020
                                                         -------    ------
                                                         $39,737   $19,323
                                                         =======   =======

    Other Assets
        In June 1996, ThermoLase purchased $4,400,000 of convertible preferred stock of AntiCancer, representing an approximate 10% equity interest in AntiCancer on a fully diluted basis. AntiCancer is a San Diego-based company that is developing a new chemotherapeutic drug for cancer patients, and that is also developing certain technologies that may be relevant to the SoftLight hair-removal process and other personal-care applications. The Company has the option to purchase for $2,500,000 an additional 5% equity interest in AntiCancer on a fully diluted basis, exercisable at any time before the earlier of June 19, 2011, or AntiCancer's initial public offering of stock. This investment is being accounted for under the cost method of accounting. In addition, the Company has licensed certain technology from AntiCancer (Note 9).

    Cost in Excess of Net Assets of Acquired Company
        The excess of cost over the fair value of net assets of the acquired company is amortized using the straight-line method over 40 years. Accumulated amortization was $894,000 and $658,000 at fiscal year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired business in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

                                       12PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Deferred Lease Liability
        Deferred lease liability in the accompanying balance sheet represents facilities rent that is being recognized ratably over the respective lease terms.

    Common Stock Subject to Redemption
        On April 2, 1997, the Company completed an exchange offer whereby its shareholders had the opportunity to exchange one share of existing Company common stock and $3.00 (in cash or Company common stock) for a new unit consisting of one share of Company common stock and one redemption right. The redemption right entitles the holder to sell the related share of common stock to the Company for $20.25 during the period from April 3, 2001, through April 30, 2001. The redemption right will expire and become worthless if the closing price of Company common stock is at least $26.00 for 20 of any 30 consecutive trading days. The redemption rights are guaranteed on a subordinated basis by Thermo Electron. ThermoTrex has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. In connection with this offer, the Company issued in April 1997, 2,000,000 units in exchange for 2,261,706 shares of Company common stock and $502,000 in cash, net of expenses. As a result of these transactions, the Company reclassified $40,500,000 from "Shareholders' investment" to "Common stock subject to redemption," based on the issuance of 2,000,000 redemption rights, each carrying a maximum liability to the Company of $20.25.

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

    Presentation
        Certain amounts in fiscal 1996 have been reclassified to conform to the presentation in the fiscal 1997 financial statements.

    2.  Available-for-sale Investments

        The Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments."
        Available-for-sale investments in the accompanying balance sheet represents investments in government-agency securities. The difference

                                       13PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

    between the market value and the cost basis of available-for-sale investments was $16,000 and $73,000 at fiscal year-end, 1997 and 1996, respectively, which represent gross unrealized losses on those investments.
        Available-for-sale investments in the accompanying 1997 balance sheet include $6,999,000 with contractual maturities of one year or less and $5,494,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. Gain on the sale of investments in the accompanying fiscal 1996 statement of operations represents the gross realized gains relating to the sale of available-for-sale investments.

    3.  Joint Ventures

        The Company has entered into three joint venture arrangements to market its SoftLight system internationally. The Company currently holds a 50% stake in each joint venture, but may increase its ownership to above 50% pursuant to fair-value purchase options included in each agreement. Certain of the joint venture agreements provide that the Company's joint venture partners may, under certain conditions, elect to sell all or part of their ownership interest back to the Company at the fair value of such interest at the time the election is made. The Company and its joint venture partners have committed to provide equity contributions or loans to fund the operating needs of the joint ventures. The Company's share of such funding commitments totals approximately $8,200,000, of which the Company funded $1,144,000 in fiscal 1997 and $1,667,000 in October 1997. The accompanying fiscal 1997 statement of operations includes $700,000 of equity in losses of joint ventures, reflecting the Company's share of losses from joint venture operations.

    4.  Common Stock

        In April 1997, the Company completed an exchange offer whereby the Company received 2,261,706 shares of its common stock and $502,000 in cash, net of expenses, from its shareholders in exchange for 2,000,000 units of common stock subject to redemption (Note 1).
        In June 1995, the Company sold 200,000 shares of its common stock in private placements for net proceeds of $2,563,000. In August 1995, the Company sold 2,250,000 shares of its common stock in a public offering for net proceeds of $52,772,000.
        At September 27, 1997, the Company had reserved 10,112,797 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of its subordinated convertible debentures.

                                       14PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1993, permit the grant of nonqualified and incentive stock options. Two other plans, adopted in fiscal 1997 and 1995, permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.

                                       15PAGE

   ThermoLase Corporation                            1997 Financial Statements

                   Notes to Consolidated Financial Statements

   5.   Employee Benefit Plans (continued)

        A summary of the Company's stock option information is as follows:

                              1997              1996               1995
                        ----------------  ----------------  -----------------
                                Weighted          Weighted           Range of
                        Number   Average  Number   Average  Number     Option
   (Shares in               of  Exercise      of  Exercise      of     Prices
   thousands)           Shares     Price  Shares     Price  Shares  per Share
   --------------------------------------------------------------------------
   Options outstanding,                                              $ 1.75-
     beginning of period2,820     $ 7.50   3,341   $ 5.16    2,707   $ 4.68
                                                                      11.74-
       Granted            341      14.97     339    25.46      872    20.53
                                                                       1.75-
       Exercised         (173)      1.91    (746)    3.48     (184)    2.50
                                                                       1.75-
       Forfeited         (100)      7.33    (114)   20.53      (54)    2.50
                        -----              -----             -----
   Options outstanding,                                              $ 1.75-
    end of period       2,888     $ 8.72   2,820   $ 7.50    3,341   $20.53
                        =====     ======   =====   ======    =====   =======

                                                                     $ 1.75-
   Options exercisable  2,888     $ 8.72   2,820   $ 7.50    3,341   $20.53
                        =====     ======   =====   ======    =====   =======

   Options available for
    grant                 410                451               676
                        =====              =====             =====

   Weighted average fair
     value per share of
     options granted
     during period                $ 8.34           $14.83
                                  ======           ======

                                       16PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at September 27, 1997, is as follows:

                                        Options Outstanding and Exercisable
                                        -----------------------------------
                                                         Weighted
                                                          Average  Weighted
                                         Number         Remaining   Average
                                             of       Contractual  Exercise
    Range of Exercise Prices             Shares              Life     Price
    -----------------------------------------------------------------------
    (Shares in thousands)

    $ 1.75 - $ 8.70                      1,577         4.6 years     $ 2.32
      8.71 -  15.65                        879         6.3 years      12.87
     15.66 -  22.60                         98         8.3 years      17.53
     22.61 -  29.55                        334         8.3 years      25.47
                                         -----
    $ 1.75 - $29.55                      2,888         5.7 years     $ 8.72
                                         =====

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by ThermoTrex and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at

                                       17PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net loss and loss per share would have been as follows:

    (In thousands except per share amounts)                  1997      1996
    -----------------------------------------------------------------------
    Net loss:
      As reported                                       $(12,405) $ (1,386)
      Pro forma                                          (12,848)   (1,534)

    Loss per share:
      As reported                                       $   (.31) $   (.03)
      Pro forma                                             (.32)     (.04)

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                         1997           1996
    ------------------------------------------------------------------------
    Volatility                                           50%            50%
    Risk-free interest rate                             6.3%           6.3%
    Expected life of options                       6.1 years      6.8 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plan
        Effective January 1, 1995, the majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $207,000, $144,000, and $108,000 in fiscal 1997, 1996, and 1995, respectively.

                                       18PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes

        The components of the income tax benefit are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Currently refundable (payable):
      Federal                                    $    -    $   80    $  154
      State                                         (27)       25       (82)
                                                 ------    ------    ------
                                                    (27)      105        72
                                                 ------    ------    ------
    Deferred:
      Federal                                     6,226       328       609
      State                                         193        30        40
                                                 ------    ------    ------
                                                  6,419       358       649
                                                 ------    ------    ------
                                                 $6,392    $  463    $  721
                                                 ======    ======    ======

        The income tax benefit in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to loss before income tax benefit due to the following:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Income tax benefit at statutory rate         $6,391    $  629    $  816
    Differences resulting from:
      State income taxes, net of federal tax        110        36       (28)
      Nondeductible expenses                       (109)     (202)      (67)
                                                 ------    ------    ------
                                                 $6,392    $  463    $  721
                                                 ======    ======    ======

        Prepaid income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Prepaid income taxes:
      Net operating loss                         $8,232    $2,226
      Inventory basis differences                   534       714
      Accruals and other reserves                   273       207
      Accrued compensation                          647       212
      Allowance for doubtful accounts               138       121
      Other, net                                     95        65
                                                 ------    ------
                                                  9,919     3,545
      Less: Valuation allowance                   1,820     1,663
                                                 ------    ------
                                                 $8,099    $1,882
                                                 ======    ======
                                       19PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The valuation allowance relates to employee exercises of stock options for which no tax benefit was recognized, and will be used to increase capital in excess of par value when the tax benefit is realized. As of September 27, 1997, the Company had federal tax net operating loss carryforwards of approximately $24,000,000 that begin to expire in fiscal 2009.

    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% of the Company's revenues in calendar year 1995. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $452,000, $293,000, and $211,000 in fiscal 1997, 1996, and 1995, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Other Related-party Services
        ThermoTrex provides certain services to the Company, which are charged to the Company based on actual usage. These services include personnel administration, accounting, data processing, and general administrative management. For these services, the Company was charged $144,000, $327,000, and $175,000 in fiscal 1997, 1996, and 1995, respectively.

    Operating Leases
        The Company subleases office and research facilities from ThermoTrex and is charged for the actual square footage occupied at approximately the same cost-per-square-foot paid by ThermoTrex under its prime lease. The accompanying statement of operations includes expenses from this sublease of $296,000, $125,000, and $22,000 in fiscal 1997, 1996, and
    1995, respectively. Currently, the cost of the area occupied by the Company is $302,000 per year.

                                       20PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions (continued)

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Laser Manufacturing Arrangement
        During fiscal 1997, 1996, and 1995, the Company purchased laser systems and components at an aggregate cost of $11,390,000, $8,549,000, and $350,000, respectively, from Trex Medical Corporation, a majority-owned subsidiary of ThermoTrex. The Company has committed to purchase additional laser systems and components from Trex Medical at an aggregate cost of approximately $6,006,000.

    8.  Subordinated Convertible Debentures

        In August 1997, the Company issued and sold at par value $115,000,000 principal amount of 4 3/8% subordinated convertible debentures due 2004. The debentures are convertible into shares of the Company's common stock at a conversion price of $17.385 per share and are guaranteed on a subordinated basis by Thermo Electron. ThermoTrex has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
        See Note 10 for fair value information pertaining to these debentures.

    9.  Commitments and Contingencies

    Operating Leases
        In addition to the leases described in Note 7, the Company occupies office, manufacturing, warehouse, and service facilities under noncancellable operating lease arrangements that expire at various dates through 2013. The accompanying statement of operations includes expenses from operating leases of $3,806,000, $915,000, and $316,000 in fiscal 1997, 1996, and 1995, respectively. Future minimum payments due under noncancellable operating leases as of September 27, 1997, are $3,620,000 in fiscal 1998; $3,733,000 in fiscal 1999; $3,827,000 in fiscal 2000;
    $3,821,000 in fiscal 2001; $3,879,000 in fiscal 2002; and $19,784,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $38,664,000.

    Technology License Agreements
        In June 1996, the Company purchased an approximate 10% equity interest in AntiCancer (Note 1). In addition, the Company has licensed from AntiCancer certain technology related to hair removal, stimulation of hair growth, suppression of hair growth, and hair coloring under an agreement that calls for up to $1,500,000 in future payments by the Company upon the attainment of certain milestones by AntiCancer. In addition to such future payments, the Company will be substantially responsible for development costs incurred after attainment of such milestones. In the event that the funded development efforts result in commercially viable products that the Company elects to market, the

                                       21PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Commitments and Contingencies (continued)

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

    Contingencies
        The Company has from time to time received allegations that its SoftLight laser-based system infringes the intellectual property rights of others, and the Company may continue to receive such allegations in the future. In general, an owner of intellectual property can prevent others from using such property and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegations it has received to date and, based on opinions of its counsel, believes that if it were sued on these bases it would have meritorious defenses.

    10. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, accounts payable, due to parent company and affiliated companies, and subordinated convertible debentures. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and due to parent company and affiliated companies approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for information pertaining to the fair value of available-for-sale investments.
        The fair value of the Company's subordinated convertible debentures, based on quoted market prices, was $123,165,000 at September 27, 1997, and exceeds the carrying amount primarily due to an increase in the market price of the Company's common stock relative to the conversion price of the debentures.

    11. Export Sales

        Export sales, including revenues earned from the Company's international licensing arrangements, were less than 10% of the Company's total revenues in fiscal 1997 and 1995, and were $2,820,000 in fiscal 1996. In general, export sales are denominated in U.S. dollars.

                                       22PAGE

    ThermoLase Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                            First    Second      Third      Fourth
    ----------------------------------------------------------------------
    Revenues                      $ 8,610   $11,666    $12,900    $12,057
    Gross profit                    1,783     2,022      2,935      2,366
    Net loss                       (1,389)   (3,699)    (3,733)    (3,584)
    Loss per share                   (.03)     (.09)      (.09)      (.09)


    1996                            First    Second      Third     Fourth
    ----------------------------------------------------------------------
    Revenues                      $ 7,400   $ 7,020    $ 6,314    $ 7,078
    Gross profit                    2,240     2,617      1,813      1,115
    Net loss                          (82)      (77)       (22)    (1,205)
    Loss per share                      -         -          -       (.03)

                                       23PAGE

    ThermoLase Corporation                          1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of ThermoLase Corporation:

        We have audited the accompanying consolidated balance sheet of ThermoLase Corporation (a Delaware corporation and 67%-owned subsidiary of ThermoTrex Corporation) and subsidiary as of September 27, 1997, and September 28, 1996, and the related consolidated statements of operations, shareholders' investment, and cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoLase Corporation and subsidiary as of September 27, 1997, and September 28, 1996, and the results of their operations and their cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995, in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP



    Boston, Massachusetts
    November 3, 1997

                                       24PAGE

    ThermoLase Corporation                          1997 Financial Statements
                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

    Overview

        The Company has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the U.S. Food and Drug Administration (FDA) to commercially market hair-removal services using the SoftLight system. The Company began earning revenue from the SoftLight system in the first quarter of fiscal 1996 as a result of opening its first commercial location (Spa Thira) in November 1995. The Company opened a total of four spas during fiscal 1996, opened nine additional spas during fiscal 1997, and, by October 1997, had a total of 14 domestic Spa Thira locations, with one additional lease signed. In addition, the Company's international arrangements resulted in the opening of spas in Paris in May 1997 and Lugano, Switzerland, in October 1997.
        In June 1996, the Company commenced a program to license to physicians and others the right to perform the Company's patented SoftLight hair-removal procedure. In this program, the Company licenses its technology and receives a one-time fee and a per-procedure royalty that varies depending on the anatomical site treated and pricing plan selected by the client. The Company also provides the licensees with the lasers and lotion that are necessary to perform the service.
        The Company is marketing the SoftLight system internationally through joint ventures and other licensing arrangements. In January 1996, the Company established a joint venture in Japan. During fiscal 1997, the Company established joint ventures in France in November 1996 and England in September 1997, and six additional licensing arrangements: in Saudi Arabia in November 1996; in Tunisia and Belgium in December 1996; in the United Arab Emirates and Oman in March 1997; in Switzerland in April 1997; in Brazil in June 1997; and in the United Kingdom (excluding England) and the Republic of Ireland in September 1997.

                                       25PAGE

    ThermoLase Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

        The Company continues to pursue an extensive research and development program to improve the efficacy and duration of its hair-removal treatment. The Company has developed a modification to its procedure, called SoftLight 2.0, and began introducing this procedure in its spas and to its licensees in September 1997. Although the clinical laboratory results are encouraging, the results are preliminary and there can be no assurance that SoftLight 2.0 will be successful in improving the hair-removal process. The Company believes that improvements in the hair-removal procedure are critical elements in its ability to improve the profitability of its business.
        In March 1997, the Company filed with the FDA a 510(k) application seeking clearance to market cosmetic skin resurfacing services utilizing its SoftLight Rejuvenation(TM) Laser, including wrinkle- and skin-texture treatment. This technology, which uses the same laser as the Company's hair-removal system, is designed to improve the skin's appearance and texture.
        The Company also manufactures and markets skin-care, bath, and body products through its CBI Laboratories, Inc. (CBI) subsidiary, which also manufactures the lotion used in the SoftLight hair-removal process.

    Results of Operations

        In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995).

    Fiscal 1997 Compared With Fiscal 1996
        Revenues increased 63% to $45,233,000 in fiscal 1997 from $27,812,000 in fiscal 1996. The Company earned revenues from hair-removal services and related activities of $21,037,000 in fiscal 1997, compared with $4,647,000 in fiscal 1996. The increase in revenues resulted primarily from an increase in the number of U.S. spas to 13, nine of which opened in fiscal 1997, compared with four spas open during fiscal 1996. The Company changed its pricing plan in March 1997 to offer single or multiple treatment plans, and continues to evaluate its pricing plans. The Company defers revenue related to payments for multiple treatment plans, which is recognized over the anticipated treatment period. As the Company collects further data concerning the number of treatments required and duration of the treatment period, the period of revenue recognition may be affected. Revenues also increased as a result of fees from the Company's physicians' licensing program, which was started in the third quarter of fiscal 1996 and did not produce significant revenues during fiscal 1996. In addition, revenues from hair-removal services and related activities in fiscal 1997 included $4,195,000 of minimum guaranteed payments recorded upon granting technology rights under the Company's international licensing arrangements, compared with $2,000,000 in fiscal 1996. The amount of minimum guaranteed payments recorded by the

                                       26PAGE

    ThermoLase Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued)
    Company will vary depending on the Company's ability to enter into additional international licensing arrangements and the terms of any such arrangements. Revenues at CBI increased slightly to $24,196,000 in fiscal 1997 from $23,165,000 in fiscal 1996. A portion of CBI's revenues are derived from sales to large retailers, which have a relatively long buying cycle that results in periodic variations in revenues. The Company estimates that CBI will continue to represent a decreasing portion of total revenues as revenues from hair-removal services and related activities increase.
        The gross profit margin in fiscal 1997 was 20%, compared with 28% in fiscal 1996. The Company's hair-removal business reported gross profit of $1,409,000 in fiscal 1997, compared with gross profit of negative $317,000 in fiscal 1996. Each period was impacted by the early operations of the Spa Thira business, which has been operating below maximum capacity as the Company develops a client base and continues refining its process and operating procedures, and due to pre-opening costs incurred in connection with new spa openings, offset in part by the effect of physicians' licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. In fiscal 1998, the effect of operating each spa below maximum capacity, as the Company develops its client base, will continue to have a negative impact on the Company's gross profit margin. The Company believes that improvements in the efficacy and duration of the SoftLight process are critical elements in its ability to improve the profitability of its spas. The gross profit margin at CBI declined to 32% in fiscal 1997 from 35% in fiscal 1996, as a result of a continued shift to lower-margin products.
        Selling, general, and administrative expenses as a percentage of revenues increased to 51% in fiscal 1997 from 35% in fiscal 1996. The increase was primarily due to costs related to expanding the Company's administrative and management efforts for its Spa Thira business and domestic and international licensing programs; increased marketing efforts, including national advertising costs for the physicians' licensing program; and legal costs associated with obtaining and protecting the Company's patent rights.
        Research and development expenses increased to $5,704,000 in fiscal 1997 from $3,470,000 in fiscal 1996, primarily due to continued pre-clinical and clinical research related to improving the effectiveness of the Company's hair-removal process and developing its SoftLight Rejuvenation Laser skin-treatment, and the investigation of other health and beauty applications for its proprietary laser technology.
        Interest income decreased to $2,110,000 in fiscal 1997 from $3,482,000 in fiscal 1996, primarily as a result of lower average invested balances, which resulted primarily from property and equipment expenditures for the Company's Spa Thira locations and licensing programs and from the Company's operating loss. Interest expense represents interest associated with the $115,000,000 principal amount of 4 3/8% subordinated convertible debentures issued in August 1997.

                                       27PAGE

    ThermoLase Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

   Fiscal 1997 Compared With Fiscal 1996 (continued)
       Equity in losses of joint ventures in the accompanying statement of operations represents the Company's proportionate share of losses from its international joint ventures.
       The effective tax rate approximates the statutory federal income tax rate in fiscal 1997 due to nondeductible amortization of cost in excess of net assets of acquired company offset by a state income tax benefit arising from operating losses in certain states. The effective tax rate exceeds the statutory federal income tax rate in fiscal 1996 due to nondeductible amortization of cost in excess of net assets of acquired company and the impact of a provision for state income taxes.
       The Company believes that it is more likely than not that it will realize a benefit from the tax asset that arises as a result of recording a benefit from the Company's loss before income taxes. The Company believes that future taxable income, including any income from tax planning strategies, will be sufficient to realize such benefit within the 15-year federal carryforward period for net operating losses.

   Fiscal 1996 Compared With 1995
       Revenues increased 19% to $27,812,000 in fiscal 1996 from $23,348,000 in 1995, primarily due to the inclusion of $2,647,000 of revenues from the Company's Spa Thira business and physicians' licensing program, as well as $2,000,000 in SoftLight licensing fees from an international arrangement. Revenues at CBI were $23,165,000 in fiscal 1996, compared with $23,348,000 in 1995.
       During fiscal 1996, the Company opened its first four Spa Thira locations, including two that opened in September 1996. Under the 1996 pricing structure, the majority of spa clients paid a fixed fee in advance to receive a series of treatments, as necessary. Consequently, the Company deferred revenue related to such payments, which was recognized over the anticipated treatment period.
       The gross profit margin in fiscal 1996 was 28%, compared with 37% in 1995. The gross profit from the Company's hair-removal business was negative $317,000 in fiscal 1996 due to the early operations of the Spa Thira business, which was operating below maximum capacity as the Company developed a client base, continued refining its operating procedures, and incurred pre-opening costs in connection with new spa openings, offset in part by the effect of revenues from international and physicians' arrangements. The gross profit margin at CBI declined to 35% in fiscal 1996 from 37% in 1995 as a result of a shift to lower-margin products sold to high-volume retailers in fiscal 1996.
       Selling, general, and administrative expenses as a percentage of revenues was 35% in both periods, with an increase to $9,761,000 in fiscal 1996 from $8,128,000 in 1995. The increase was primarily due to costs related to setting up a personal-care service organization for Spa Thira, including the hiring of senior management and administrative staff, as well as legal costs associated with expanding the Company's hair-removal business domestically and internationally, offset in part by lower spending at CBI. Research and development expenses decreased to $3,470,000 in fiscal 1996 from $3,774,000 in 1995.

                                       28PAGE

    ThermoLase Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

   Fiscal 1996 Compared With 1995 (continued)
       Interest income increased to $3,482,000 in fiscal 1996 from $971,000 in 1995, primarily as a result of interest income earned on invested proceeds from the Company's August 1995 public offering of common stock and June 1995 private placement of common stock.
       The effective tax rates in both periods differ from the statutory federal income tax rate due to nondeductible amortization of cost in excess of net assets of acquired company, incurred in connection with the acquisition of CBI, and the impact of CBI's state income taxes.

   Liquidity and Capital Resources

       Consolidated working capital was $95,469,000 at September 27, 1997, compared with $47,197,000 at September 28, 1996. Included in working capital are cash, cash equivalents, and available-for-sale investments of $100,336,000 at September 27, 1997, compared with $52,055,000 at
   September 28, 1996. Operating activities used $9,944,000 of cash during fiscal 1997, primarily due to the Company's loss before income taxes, depreciation, and amortization, offset in part by an increase in other current liabilities of $3,767,000, primarily related to increases in accrued payroll and employee benefits, as well as accrued marketing costs.
       During fiscal 1997, the Company expended $26,807,000 for purchases of property and equipment, including the purchase of laser systems and components at an aggregate cost of $11,390,000 from Trex Medical Corporation, a majority-owned subsidiary of ThermoTrex. The Company has committed to purchase additional laser systems and components from Trex Medical at an aggregate cost of approximately $6,006,000.
       In connection with certain of the Company's joint venture arrangements, the Company provided funding of $1,144,000 during fiscal 1997 and $1,667,000 in October 1997. The Company has agreed to provide additional funding of up to approximately $5,389,000 under these arrangements.
       In September 1996 and April 1997, the Company's Board of Directors authorized the repurchase by the Company of up to $20,000,000 of Company common stock through various dates ending April 1998, in the open market, in negotiated transactions, or pursuant to the exercise by investors of standardized put options written on the Company's common stock. In September 1997, the Company's Board of Directors authorized the repurchase by the Company, through September 4, 1998, of up to an additional 1,000,000 shares of Company common stock. During fiscal 1997, the Company repurchased 1,869,200 shares of its common stock for $26,072,000. As of September 27, 1997, authorization to repurchase up to an additional 644,016 shares remained outstanding.
       In August 1997, the Company sold at par value $115,000,000 principal amount of 4 3/8% subordinated convertible debentures due 2004 (Note 8).
       In April 1997, the Company completed an exchange offer whereby the Company issued 2,000,000 units, each consisting of one share of Company common stock and one redemption right, in exchange for 2,261,706 shares of existing Company common stock and $502,000 in cash, net of expenses (Note 1).

                                       29PAGE

    ThermoLase Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

   Liquidity and Capital Resources (continued)

       The Company has signed a lease for one additional Spa Thira, which it expects to open in fiscal 1998. Depending on its size, a spa generally requires approximately $1,500,000 to $2,500,000 for such items as leasehold improvements and laser systems. The Company expects to concentrate its resources on increasing the capacity utilization of its existing U.S. spas and expanding its physicians' licensing program and international licensing arrangements. Construction will begin on new spas at such time as the existing spas produce improved results from operations. In addition, the Company expects to expend $8,000,000 to $9,000,000 during fiscal 1998 for equipment related to its licensing programs. The Company's future capital expenditures will primarily be affected by the number of Spa Thira locations that are developed and the number of physicians and other domestic and international licensees engaged in its licensing programs. The Company expects that it will finance its capital requirements through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from ThermoTrex or Thermo Electron Corporation, ThermoTrex's parent, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

                                       30PAGE

    ThermoLase Corporation                          1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important risk factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Need for Continued Product Development. The Company continues to study the SoftLight system to better understand the effects of the system and to modify the system in order to increase its effectiveness and the length of time required between treatments. The Company has developed a modification to its procedure, SoftLight 2.0, and began introducing this procedure in its spas and to its licensees in September 1997. Results are preliminary and there can be no assurance that SoftLight 2.0 will be successful in improving the hair-removal process. Failure to further improve the SoftLight process, including extending the duration for which hair can be removed, will limit the Company's ability to successfully commercialize the SoftLight process. In addition, the Company is continuing to monitor subjects and customers for the development of possible side effects.

        Uncertain Market Acceptance. Laser-based hair-removal is significantly different from traditional hair-removal technologies. With any new cosmetic technology, there is a risk that the marketplace may not accept, or be receptive to, the potential benefits of such technology. Market acceptance of the SoftLight process will depend, in large part, upon the ability of the Company to demonstrate to consumers the safety and effectiveness of the SoftLight process and its advantages over other types of hair-removal treatment, including other laser-based systems. There can be no assurance that the SoftLight process will be accepted by the general public. The Company's SoftLight Rejuvenation(TM) Laser system is also different from current skin resurfacing treatments and, if successfully developed, will be subject to similar market acceptance risks.

        Need to Manage Growth and to Attract Qualified Personnel. The Company presently intends to commercialize the SoftLight process in the United States primarily through affiliated spas and a network of physicians using the process as part of their practices. The Company will be required to recruit and train a large number of personnel for its spas, including medical staff such as physicians, registered nurses, physician assistants, or other personnel. The number of such persons with the requisite skills is limited, and it may become increasingly difficult for the Company to hire such personnel over time. The Company will also be required to recruit qualified physicians for its network of physician practices that offer the SoftLight process. Such qualified physicians may not be available or interested in offering the SoftLight process in their private practices. The Company's commercialization strategy may also significantly strain operational, management, financial, sales and marketing, and other resources. To manage growth effectively, the Company must continue to enhance its systems and controls and successfully

                                       31PAGE

    ThermoLase Corporation                          1997 Financial Statements

                           Forward-looking Statements

    expand, train, and manage its employee base and physician network. There can be no assurance that the Company will be able to manage this expansion effectively.

        Dependence Upon Proprietary Technology. There can be no assurance that other companies or individuals are not investigating, developing, or using other technologies that are similar to the ThermoLase technology, that any additional patents will be issued to the Company, or that the Company's patents or any additional patents, if issued, will afford the Company sufficiently broad patent coverage to provide any significant deterrent to competitive products or services. The Company is aware of several companies commercializing other laser-based hair-removal systems, and of a number of persons whom the Company believes are infringing its patents. In the event the Company becomes involved in a patent infringement claim, the expense of litigating such claim may be costly. In addition, there may be patents or intellectual property rights owned by others, which, if infringed by the Company, would permit the owner to prevent the Company from using the SoftLight process and to be entitled to damages for past infringement. The Company has from time to time received allegations that the SoftLight process infringes the intellectual property rights of others, and the Company may continue to receive such allegations in the future. There can be no assurance that litigation relating to such a claim will not be brought against the Company, or that the Company would prevail in all such cases, if brought. If the Company is obligated to devote substantial financial or management resources to patent litigation, its ability to fund its operations and to pursue its business goals may be impaired. The issuance of additional patents to the Company and the validity and enforceability of such patents may be essential to the success of the Company. There can be no assurance that the Company can obtain patent protection with respect to any technological improvements that may be critical to the success of the Company.

        Uncertainty of Development of SoftLight Rejuvenation Laser System. The Company received a United States patent covering the SoftLight Rejuvenation Laser system in June 1995 and, in late 1995, began clinical trials at a Westwood, New Jersey, clinical site and at the University of New Mexico to determine the safety and efficacy of the system for skin resurfacing, including wrinkle- and skin-texture treatment. The Company has completed its clinical trials and, in March 1997, submitted a 510(k) premarket notification application to the FDA in order to obtain FDA clearance. The Company must obtain clearance for this use of the laser before it can commercially market its system for skin resurfacing. There can be no assurance that the FDA will clear the device for marketing this use.

        Need to Comply with FDA Regulations. The SoftLight process is subject to FDA regulations governing the use and marketing of medical devices. The Company's hair-removal system received FDA clearance in April 1995; however, its skin resurfacing system must receive FDA clearance before it can be commercially used in the United States for skin resurfacing. In addition, the Company will be subject to regulatory requirements in

                                       32PAGE

    ThermoLase Corporation                          1997 Financial Statements

                           Forward-looking Statements

    certain foreign countries where the SoftLight process may be marketed. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. No assurance can be given that the FDA will not require the Company to perform substantial clinical trials before clearance is granted for its SoftLight Rejuvenation Laser system. There can be no assurance that the appropriate clearances from the FDA will be granted or that the process to obtain such clearances will not be excessively expensive or lengthy.
        Most of CBI's products are classified as cosmetics, which are regulated by the FDA, and are subject to inspection. Furthermore, CBI manufactures a few preparations, principally sun screens and skin-bleaching agents, that are classified as over-the-counter drugs, and CBI has an FDA license for this purpose. This license requires, among other things, that CBI adhere to the FDA's Good Manufacturing Practices procedures for finished pharmaceuticals, and subjects CBI's facility to inspection by the FDA.
        The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction such as labeling, manufacturing practices, record keeping, and reporting. The FDA may also require post-market testing and surveillance programs of drugs or devices to monitor a product's effects. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.

        Compliance with State and Foreign Regulations. The extent to which a physician must be involved in the performance of the SoftLight laser hair removal procedure, including his or her ability to delegate to non-physicians the responsibility for providing particular services, depends upon applicable state and foreign law and regulations. The American Medical Association (AMA) has adopted the position that "revision, destruction, incision or other structural alteration of human tissue using [a] laser is surgery." The AMA is also encouraging state medical societies to support, through legislation, its position that such laser surgery should be performed only by physicians or individuals currently licensed by the state to perform surgical services. Some state regulatory authorities which have considered the question have determined that the use of lasers for hair removal constitutes the practice of medicine and have limited the right to perform laser hair removal procedures to physicians, or imposed restrictions on the conditions under which a physician may delegate to a non-physician responsibility for performing laser hair removal procedures. For example, the New Jersey Board of Medical Examiners as well as regulatory authorities in France have taken the position that laser hair removal procedures constitute the practice of medicine and may be performed only by physicians. Other states and countries that have considered or are currently considering these issues have taken or may take the position that laser hair removal is the practice of medicine, and have imposed or may in the future impose various conditions relating to the performance of laser hair removal.
        SoftLight laser hair removal procedures are currently performed, under varying degrees of physician supervision, by RNs, LVNs, cosmetologists, aestheticians, and electrologists. The use of lasers for

                                       33PAGE

    ThermoLase Corporation                          1997 Financial Statements

                           Forward-looking Statements

    hair removal is a new use for lasers, and there can be no assurance that review of the Company's business, structures, and relationships relating to its SoftLight hair removal procedures by courts or state regulatory authorities having jurisdiction over matters including, without limitation, the practice of medicine, the licensure of facilities, equipment or personnel, and franchising, will not result in determinations that could adversely affect the operations of the Company, or that interpretations of current laws and regulations or changes in current laws and regulations will not make such compliance more difficult or expensive. There can be no assurance that state regulatory authorities will not (i) require a physician to evaluate each person for whom laser hair removal procedures are performed, (ii) require a supervising physician to be present at all times at the site where laser hair removal procedures are performed, (iii) prohibit anyone other than a physician from using a laser for hair removal, or (iv) impose other requirements relating to the supervision of persons performing laser hair removal procedures or the qualifications and/or training of such persons. State regulatory authorities may also take the position that a facility at which SoftLight hair removal procedures are performed must be licensed under state laws relating to the licensing of health care facilities, or that a certificate of need may be required for such facilities. To the extent any of the foregoing occurs in states where the Company has or plans to have operations, the current operations and expansion plans of the Company would be adversely affected. For example, the added cost of using physicians for tasks that could otherwise be performed by non-physicians could be significant.
        Any SoftLight Rejuvenation procedure offered by the Company or its licensees may be subject to similar regulatory interpretations and restrictions.

        Limited Operating History. The Company has made commercial sales of services using the SoftLight process through its spas only since November 1995 and through its physician network only since June 1996. The Company is continuing to develop a marketing and commercialization strategy. The Company has only a limited operating history on which to base such strategy. No assurance can be given that the Company will be able to devise a successful marketing and commercialization strategy or attract the personnel necessary to effectively implement such strategy.

        Intense Competition. Competition in the market for personal-care products and services is very intense. The SoftLight hair-removal process will compete with electrolysis and other methods of hair removal. For example, four laser manufacturers have received clearance from the FDA in 1997 to market lasers for hair removal and others have applied or may apply in the future for such clearance. Competition from each of these sources, including from persons who may attempt to infringe the Company's patents, could limit the Company's ability to charge premium prices for its hair-removal services. In addition, the Company's services could be rendered obsolete or uneconomical by the introduction of new hair-removal products or processes. Should it receive clearance to market the SoftLight Rejuvenation Laser system for skin resurfacing, the Company expects that its principal competitors will be providers of carbon

                                       34PAGE

    ThermoLase Corporation                          1997 Financial Statements

                           Forward-looking Statements

    dioxide laser resurfacing, chemical peels, and traditional spa-based services.

        International Relationships. The Company is relying on joint venture parties and licensees providing the SoftLight process in countries outside the United States to provide knowledge and expertise with respect to such countries relating to business, cultural, legal, and regulatory matters that may have a significant impact on the establishment and operation of viable commercial SoftLight hair-removal and skin rejuvenation businesses in those countries. There can be no assurance that the SoftLight process and the Company's business models will (i) be acceptable to foreign regulatory authorities or (ii) achieve wide consumer acceptance in countries outside the U.S.
        In addition, there can be no assurance that the Company will be able to effectively manage the non-U.S. businesses without establishing additional infrastructure to work with foreign joint venture parties and licensees to ensure adherence to the Company's standards and the parties' and licensees' commitments to ThermoLase.

                                       35PAGE

   ThermoLase Corporation                            1997 Financial Statements

                         Selected Financial Information

                                                    Nine
                                                   Months
                             Year Ended            Ended(a)      Year Ended
   (In thousands   -----------------------------  ---------- ----------------
   except per      Sept. 27, Sept. 28, Sept. 30,  Sept. 30,  Dec. 31, Jan. 1,
   share amounts)    1997(b)      1996      1995    1995(c)   1994(d)    1994
   --------------------------------------------------------------------------
                                      (Unaudited)
   Statement of
     Operations Data:
   Revenues        $ 45,233  $ 27,812   $ 23,348  $ 17,544 $ 18,682 $    625
   Income (loss)
     before
     cumulative
     effect of
     change in
     accounting
     principle      (12,405)   (1,386)    (1,675)   (1,679)       6      (16)
   Net income
     (loss)         (12,405)   (1,386)    (1,675)   (1,679)      15      (16)
   Earnings (loss)
     per share
     before
     cumulative
     effect of
     change in
     accounting
     principle         (.31)     (.03)      (.04)     (.04)       -        -
    Earnings (loss)
     per share         (.31)     (.03)      (.04)     (.04)       -        -
   Balance Sheet Data:
   Working
     capital       $ 95,469  $ 47,197             $ 68,691 $ 16,325 $  3,610
   Total assets     174,595    95,520               89,463   33,570   23,551
   Long-term
     obligations    115,000         -                    -        -        -
   Common stock
     subject to
     redemption      40,500         -                    -        -   14,511
   Shareholders'
    investment          333    79,037               82,218   28,997     (189)

   (a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995, is presented.
   (b) Reflects the issuance of $115.0 million principal amount of 4 3/8% subordinated convertible debentures and the reclassification of $40.5 million to "Common stock subject to redemption" from "Shareholders' investment" due to the Company's stock exchange transaction.
   (c) Reflects the net proceeds of the Company's private placements and public offering of common stock.
   (d) Reflects the net proceeds of the Company's initial public offering and the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
                                       36PAGE

    ThermoLase Corporation                          1997 Financial Statements

    Common Stock and Unit Market Information
        The following table shows the market range for the Company's common stock (symbol TLZ) and units (symbol TLZ.U, each unit consisting of one share of common stock and one redemption right) based on reported sales prices on the American Stock Exchange for fiscal 1997 and fiscal 1996.

                                Common Stock                  Units
                            -------------------        -----------------
    Quarter                   High        Low             High      Low
    --------------------------------------------------------------------
                                Fiscal 1996               Fiscal 1996
                            -------------------        -----------------
    First                  $27 5/8    $17 1/4         $     -   $     -
    Second                  31         20 7/8               -         -
    Third                   36 1/2     24 1/4               -         -
    Fourth                  30 3/4     19 7/8               -         -

                                Fiscal 1997               Fiscal 1997
                            -------------------        -----------------
    First                   $24 7/8    $15 7/8         $     -  $     -
    Second                   17 3/8     12 3/8               -        -
    Third                    14 7/8      9 1/4          18 1/4   16 1/8
    Fourth                   18         13 1/16         18 7/8   17 1/4

        As of October 31, 1997, the Company had 417 holders of record of its common stock and 18 holders of record of its units. This does not include holdings in street or nominee names. The closing market prices on the American Stock Exchange for the Company's common stock and units on October 31, 1997, were $15 3/16 per share of common stock and $18 1/2 per unit.

    Transfer Agent
        American Stock Transfer & Trust Company is the transfer agent for the Company's common stock and units and maintains holders' activity records. The agent will respond to questions on issuance of stock and unit certificates, change of ownership, lost stock and unit certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Security Holder Services
        Holders of ThermoLase Corporation common stock and units who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer and Vice President, ThermoLase Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable holders whose stock or units is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly distribution of printed reports is limited to the second quarter report only. All quarterly reports and press releases are
                                       37PAGE

    ThermoLase Corporation                          1997 Financial Statements



    available through the Internet from Thermo Electron's home page (http://www.thermo.com/subsid/tlz.html).

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

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the year ended September 27, 1997, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer and Vice President, ThermoLase Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Thursday, March 5, 1998, at 9:30 a.m. at the Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.