Form 10-K, Exhibit 13
period 1998-10-03
THERMOLASE CORP
filed 1998-12-18
CIK 901416

Exhibit 13














                             ThermoLase Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1998

ThermoLase Corporation                                 1998 Financial Statements

                                   Consolidated Statement of Operations


                                                                                      Year Ended
                                                                           -------------------------------
 (In thousands except per share amounts)                                     Oct. 3,  Sept. 27,  Sept. 28,
                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ---------

Revenues (Note 12)
  Product revenues                                                         $  22,765  $  24,196  $  23,165
  Service revenues                                                            17,326     21,037      4,647
                                                                           ---------  ---------  ---------

                                                                              40,091     45,233     27,812
                                                                           ---------  ---------  ---------

Costs and Operating Expenses:
  Cost of product revenues                                                    15,590     16,499     15,063
  Cost of service revenues                                                    22,285     19,628      4,964
  Selling, general, and administrative expenses (Note 8)                      22,306     22,972      9,761
  Research and development expenses                                            3,028      5,704      3,470
  Restructuring costs (Note 13)                                               10,155          -          -
                                                                           ---------  ---------  ---------

                                                                              73,364     64,803     33,258
                                                                           ---------  ---------  ---------

Operating Loss                                                               (33,273)   (19,570)    (5,446)

Interest Income                                                                4,512      2,110      3,482
Interest Expense (Note 9)                                                     (5,343)      (637)         -
Equity in Losses of Joint Ventures (Note 4)                                   (1,203)      (700)         -
Gain on Sale of Investments (Note 2)                                               -          -        115
                                                                           ---------  ---------  ---------

Loss Before Income Taxes                                                     (35,307)   (18,797)    (1,849)
Income Tax (Provision) Benefit (Note 7)                                       (5,879)     6,392        463
                                                                           ---------  ---------  ---------

Net Loss                                                                   $ (41,186) $ (12,405) $  (1,386)
                                                                           =========  =========  =========

Basic and Diluted Loss per Share                                           $   (1.07)  $   (.31)  $   (.03)
                                                                           =========  =========  =========


Basic and Diluted Weighted Average Shares                                     38,528     40,075     40,353
                                                                           =========  =========  =========



The accompanying notes are an integral part of these consolidated financial statements.

ThermoLase Corporation                                                          1998 Financial Statements

                                        Consolidated Balance Sheet

(In thousands)                                                                           Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents (includes $51,246 and $49,291 under repurchase             $  52,831  $  87,843
    agreement with affiliated company)
  Available-for-sale investments, at quoted market value (amortized cost                   3,072     12,493
    of  $3,072 and $12,509; Note 2)
  Accounts receivable, less allowances of $490 and $402                                    4,339      5,863
  Inventories                                                                              6,825      3,248
  Prepaid expenses                                                                           698      1,718
  Prepaid income taxes (Note 7)                                                                -      1,687
                                                                                       ---------  ---------

                                                                                          67,765    112,852
                                                                                       ---------  ---------

Property, Plant, and Equipment, at Cost, Net                                              43,430     39,737
                                                                                       ---------  ---------

Long-term Prepaid Income Taxes (Note 7)                                                        -      6,412
                                                                                       ---------  ---------

Other Assets (includes note receivable from joint venture of $1,667 in                     7,531      7,498
  fiscal 1998; Note 8)
                                                                                       ---------  ---------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                               15,489      8,096
                                                                                       ---------  ---------

                                                                                       $ 134,215  $ 174,595
                                                                                       =========  =========

                                       3

ThermoLase Corporation                                                          1998 Financial Statements

                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                      Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Accounts payable                                                                     $   3,221  $   5,163
  Accrued payroll and employee benefits                                                    1,633      2,590
  Deferred revenue                                                                           659      1,355
  Accrued restructuring costs (Note 13)                                                    5,153          -
  Other accrued expenses                                                                   5,302      5,722
  Due to parent company and affiliated companies                                           3,200      2,553
                                                                                       ---------  ---------

                                                                                          19,168     17,383
                                                                                       ---------  ---------
Long-term Obligations:
  4 3/8% Subordinated Convertible Debentures (includes $4,500 of                         115,000    115,000
    related-party debt in fiscal 1998; Note 9)
  Other                                                                                       66          -
                                                                                       ---------  ---------

                                                                                         115,066    115,000
                                                                                       ---------  ---------

Deferred Lease Liability                                                                   1,172      1,379
                                                                                       ---------  ---------

Common Stock Subject to Redemption (Note 1)                                               40,500     40,500
                                                                                       ---------  ---------

Commitments and Contingencies (Notes 4, 8, and 10)

Shareholders' Investment (Notes 5 and 6):
  Common stock, $.01 par value, 100,000,000 shares authorized; 40,829,132                    408        408
    and 40,807,932 shares issued
  Capital in excess of par value                                                          36,279     46,379
  Accumulated deficit                                                                    (57,107)   (15,921)
  Treasury stock at cost, 1,531,025 and 2,129,549 shares                                 (21,271)   (30,523)
  Net unrealized loss on available-for-sale investments (Note 2)                               -        (10)
                                                                                       ---------  ---------

                                                                                         (41,691)       333
                                                                                       ---------  ---------

                                                                                       $ 134,215  $ 174,595
                                                                                       =========  =========



The accompanying notes are an integral part of these consolidated financial statements.


ThermoLase Corporation                                                          1998 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                       Year Ended
                                                                             -------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Operating Activities
  Net loss                                                                  $ (41,186) $ (12,405) $  (1,386)
  Adjustments to reconcile net loss to net cash provided by (used
    in) operating activities:
      Depreciation and amortization                                             7,234      4,345      1,482
      Provision for losses on accounts receivable                                  88         83         63
      Decrease (increase) in prepaid income taxes                               5,567     (6,236)      (999)
      Increase in deferred lease liability                                         71        885        494
      Equity in losses of joint ventures (Note 4)                               1,203        700          -
      Noncash restructuring costs (Note 13)                                     4,193          -          -
      Gain on sale of investments (Note 2)                                          -          -       (115)
      Changes in current accounts, excluding the effects of acquisition:
        Accounts receivable                                                     1,275     (1,374)      (380)
        Inventories                                                            (3,450)     1,021        934
        Other current assets                                                    1,158       (714)       331
        Accounts payable                                                       (2,426)       (16)     1,774
        Other current liabilities                                               1,804      3,767      2,205
                                                                            ---------  ---------  ---------

         Net cash provided by (used in) operating activities                  (24,469)    (9,944)     4,403
                                                                            ---------  ---------  ---------

Investing Activities
  Acquisition, net of cash acquired (Note 3)                                   (4,180)         -          -
  Purchases of available-for-sale investments                                  (4,000)   (10,400)   (49,500)
  Proceeds from maturities of available-for-sale investments                   13,400     41,500     56,525
  Proceeds from sale of available-for-sale investments                              -          -        615
  Purchases of property, plant, and equipment                                  (4,513)   (26,807)   (13,230)
  Investment in other assets (Notes 1 and 4)                                     (983)    (1,144)    (4,400)
  Advance under a note receivable from related party (Note 8)                  (1,667)         -          -
  Other                                                                           230          -          -
                                                                            ---------  ---------  ---------

         Net cash provided by (used in) investing activities                   (1,713)     3,149     (9,990)
                                                                            ---------  ---------  ---------

Financing Activities
  Net proceeds from issuance of subordinated convertible                            -    112,551          -
    debentures (Note 9)
  Purchases of Company common stock                                            (8,806)   (26,072)         -
  Net proceeds from issuance of Company common stock and sale of                  776        625      2,591
    put options (Note 5)
  Payment of withholding taxes related to stock option exercises                 (792)      (891)    (2,227)
  Net proceeds from common stock exchange offer (Notes 1 and 5)                     -        502          -
  Other                                                                            (8)         -          -
                                                                            ---------  ---------  ---------

         Net cash provided by (used in) financing activities                $  (8,830) $  86,715  $     364
                                                                            ---------  ---------  ---------


                                       5

ThermoLase Corporation                                                          1998 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                       Year Ended
                                                                             -------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Increase (Decrease) in Cash and Cash Equivalents                            $ (35,012) $  79,920  $  (5,223)
Cash and Cash Equivalents at Beginning of Year                                 87,843      7,923     13,146
                                                                            ---------  ---------  ---------

Cash and Cash Equivalents at End of Year                                    $  52,831  $  87,843  $   7,923
                                                                            =========  =========  =========

Cash Paid For
  Income taxes                                                              $       -  $      70  $      12
  Interest                                                                  $   5,074  $       -  $       -

Noncash Activities
  Fair value of assets of acquired company                                  $  17,128  $       -  $       -
  Cash paid for acquired company                                               (4,180)         -          -
  Issuance of Company common stock for acquired company                        (7,975)         -          -
                                                                            ---------  ---------  ---------

    Liabilities assumed of acquired company                                 $   4,973  $       -  $       -
                                                                            =========  =========  =========

  Exchange of common stock for common stock subject to redemption           $       -  $  40,500  $       -
    (Notes 1 and 5)                                                         =========  =========  =========










The accompanying notes are an integral part of these consolidated financial statements.


ThermoLase Corporation                                                          1998 Financial Statements

                            Consolidated Statement of Shareholders' Investment
                                                                                       Year Ended
                                                                             -------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Common Stock, $.01 Par Value
  Balance at beginning of year                                              $     408  $     408  $     401
  Issuance of stock under employees' and directors' stock plans                     -          -          7
                                                                            ---------  ---------  ---------

  Balance at end of year                                                          408        408        408
                                                                            ---------  ---------  ---------

Capital in Excess of Par Value
  Balance at beginning of year                                                 46,379     85,813     84,354
  Activity under employees' and directors' stock plans                         (3,986)    (2,969)     1,459
  Issuance of Company common stock for acquisition (Note 3)                    (6,114)         -          -
  Effect of common stock exchange offer (Notes 1 and 5)                             -    (36,759)         -
  Net proceeds from sale of common stock and put options (Note 5)                   -        294          -
                                                                            ---------  ---------  ---------

  Balance at end of year                                                       36,279     46,379     85,813
                                                                            ---------  ---------  ---------

Accumulated Deficit
  Balance at beginning of year                                                (15,921)    (3,516)    (2,130)
  Net loss                                                                    (41,186)   (12,405)    (1,386)
                                                                            ---------  ---------  ---------

  Balance at end of year                                                      (57,107)   (15,921)    (3,516)
                                                                            ---------  ---------  ---------

Treasury Stock
  Balance at beginning of year                                                (30,523)    (3,621)      (415)
  Activity under employees' and directors' stock plans                          3,969      2,409     (3,206)
  Issuance of Company common stock for acquisition (Note 3)                    14,089          -          -
  Purchases of Company common stock                                            (8,806)   (26,072)         -
  Effect of common stock exchange offer (Notes 1 and 5)                             -     (3,239)         -
                                                                            ---------  ---------  ---------

  Balance at end of year                                                      (21,271)   (30,523)    (3,621)
                                                                            ---------  ---------  ---------

Net Unrealized Gain (Loss) on Available-for-sale Investments
  Balance at beginning of year                                                    (10)       (47)         8
  Change in net unrealized gain (loss) on available-for-sale                       10         37        (55)
    investments (Note 2)
                                                                            ---------  ---------  ---------

  Balance at end of year                                                            -        (10)       (47)
                                                                            ---------  ---------  ---------

Total Shareholders' Investment                                              $ (41,691) $     333  $  79,037
                                                                            =========  =========  =========


The accompanying notes are an integral part of these consolidated financial statements.

ThermoLase Corporation                             1998 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoLase Corporation (the Company) has developed a laser-based system called SoftLight(R) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to impact hair follicles. In May 1998, the Company received clearance from the U.S. Food and Drug Administration to market laser-based skin-resurfacing services. The Company markets the SoftLight hair-removal and the SoftLight Laser Peel skin-resurfacing services in the United States through its Spa Thira locations and through a network of independent doctors who pay the Company a one-time licensing fee and a per-procedure or minimum royalty, as well as internationally through joint ventures and other licensing arrangements. During fiscal 1998, the Company acquired The Greenhouse Spa, Inc. (Note 3), a luxury, destination spa located in Texas. In connection with this acquisition, ThermoLase is converting all of its domestic Spa Thira locations into facilities that provide both traditional day spa and hair-removal and skin-resurfacing services. The converted spas will be operated under The Greenhouse Spa name. The Company also manufactures and markets skin-care and bath-and-body products and markets dietary supplements through its Creative Beauty Innovations, Inc. (CBI) subsidiary. CBI also manufactures the lotion used in the SoftLight hair-removal process.

Principles of Consolidation and Relationship with ThermoTrex Corporation
      The Company was incorporated in January 1993 as a wholly owned subsidiary of ThermoTrex Corporation. As of October 3, 1998, ThermoTrex owned 27,960,996 shares of the Company's common stock, representing 71% of such stock outstanding. ThermoTrex is a 62%-owned subsidiary of Thermo Electron Corporation. As of October 3, 1998, Thermo Electron owned 2,620,608 shares of the Company's common stock, representing 7% of such stock outstanding.
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.
      The Company accounts for investments in joint ventures in which it owns between 20% and 50% using the equity method. Under the equity method, the Company records its initial investment in each joint venture at cost, and adjusts the carrying value of the investment to recognize its proportionate share of the joint venture's earnings or losses. In instances where the Company has no obligation to provide additional funding to a joint venture, the Company discontinues applying the equity method when its investment has been reduced to zero.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest September 30. References to fiscal 1998, 1997, and 1996 are for the years ended October 3, 1998, September 27, 1997, and September 28, 1996, respectively. Fiscal 1998 included 53 weeks; 1997 and 1996 each included 52 weeks.

Revenue Recognition
      The Company generally recognizes product revenues upon shipment of its products. The Company offers a variety of treatment plans for its spa-based services, which include one-time services and multiple treatment plans that provide for varying numbers of treatments or treatment periods. The Company recognizes revenue from the one-time treatment plan upon performance of the related service. Revenues from multiple treatment plans are recognized over the anticipated treatment period, which was six months in each period based upon the average service pattern for customers treated. Deferred revenue in the accompanying balance sheet represents unearned revenue from treatments that will be recognized in the subsequent fiscal year.
      The Company earns an initial technology licensing fee and ongoing royalties from licensing its SoftLight technology to a network of independent physicians. Initial nonrefundable technology licensing fees are recorded as revenue at the time the technology is transferred to the practitioner. Royalties arising from hair-removal and skin-resurfacing procedures performed by these physicians are recognized when such procedures are performed.

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

      The Company has initiated the process of modifying the terms of its physician-licensing program under which per-procedure royalties have been reduced or eliminated and a minimum royalty and/or flat periodic fee is required. Minimum royalties and flat fees are recognized monthly.
      The Company earns an initial technology licensing fee and ongoing technology licensing royalties from its international arrangements. Initial nonrefundable technology licensing fees are recorded as revenue at the time the technology is transferred. Ongoing technology licensing royalties are recorded when earned in accordance with contractual terms. The accompanying statement of operations includes international licensing fees of $2,760,000, $4,195,000, and $2,000,000 in fiscal 1998, 1997, and 1996, respectively.

Pre-opening Spa Costs
      The Company expensed all pre-opening costs associated with the establishment and startup of its Spa Thira salons as such costs were incurred.

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

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 6). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

Income Taxes
      In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return, subject to determination of the need for a valuation allowance for any deferred tax assets.

Loss per Share
      During the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share." As a result, all previously reported losses per share have been restated; however, basic loss per share equals the Company's previously reported loss per share for the fiscal 1997 and 1996 periods. Basic loss per share has been computed by dividing net loss by the weighted average number of shares outstanding during the period. Diluted loss per share does not differ from basic loss per share because the effect of assuming the conversion of convertible obligations and the elimination of the related interest expense, the exercise of stock options, and the effect of redeemable common stock would be antidilutive, due to the Company's net loss in the periods presented. As of October 3, 1998, there were outstanding options to purchase 2,545,910 shares of Company common stock at prices ranging from $1.75 to $29.55 per share, and the Company had outstanding $115,000,000 principal amount of 4 3/8% subordinated convertible debentures, convertible at $17.385 per share.

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

Cash and Cash Equivalents
      At fiscal year-end 1998 and 1997, $51,246,000 and $49,291,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents at September 27, 1997, included government-agency securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Raw Materials and Supplies                                                             $2,771      $1,343
Work in Process                                                                           759         430
Finished Goods                                                                          3,295       1,475
                                                                                       ------      ------

                                                                                       $6,825      $3,248
                                                                                       ======      ======
Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: building, 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consist of the following:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Land                                                                                  $   730     $     -
Building                                                                                7,494           -
Machinery and Equipment                                                                30,773      28,641
Leasehold Improvements                                                                 15,709      17,151
                                                                                      -------     -------

                                                                                       54,706      45,792
Less:  Accumulated depreciation and amortization                                       11,276       6,055
                                                                                      -------     -------

                                                                                      $43,430     $39,737
                                                                                      =======     =======


Other Assets
      In June 1996, the Company purchased $4,400,000 of convertible preferred stock of AntiCancer Inc., representing an approximate 10% equity interest in AntiCancer on a diluted basis. AntiCancer is a San Diego-based company that is developing a new chemotherapeutic drug for cancer patients, and is also developing certain

1.    Nature of Operations and Summary of Significant Accounting Policies
        (continued)

technologies that may be relevant to the SoftLight hair-removal process and other personal-care applications. The Company has the option to purchase for $2,500,000 an additional 5% equity interest in AntiCancer on a diluted basis, exercisable at any time before the earlier of June 19, 2011, or AntiCancer's initial public offering of stock. This investment is being accounted for under the cost method of accounting. In addition, the Company has licensed certain technology from AntiCancer (Note 10).

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of the acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $1,187,000 and $894,000 at fiscal year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Deferred Lease Liability
      Deferred lease liability in the accompanying balance sheet represents facilities rent that is being recognized ratably over the respective lease terms.

Common Stock Subject to Redemption
      In April 1997, the Company completed an exchange offer whereby its shareholders had the opportunity to exchange one share of existing Company common stock and $3.00 (in cash or Company common stock) for a new unit consisting of one share of Company common stock and one redemption right. The redemption right entitles the holder to sell the related share of common stock to the Company for $20.25 during the period from April 3, 2001, through April 30, 2001. The redemption right will expire and become worthless if the closing price of Company common stock is at least $26.00 for 20 of any 30 consecutive trading days. The redemption rights are guaranteed on a subordinated basis by Thermo Electron. ThermoTrex has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. In connection with this offer, in April 1997, the Company issued 2,000,000 units in exchange for 2,261,706 shares of Company common stock and $502,000 in cash, net of expenses. As a result of these transactions, the Company reclassified $40,500,000 from "Shareholders' investment" to "Common stock subject to redemption," based on the issuance of 2,000,000 redemption rights, each carrying a maximum liability to the Company of $20.25.

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

2.    Available-for-sale Investments

      In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Net unrealized loss on available-for-sale investments."

      Available-for-sale investments in the accompanying balance sheet represents investments in government-agency securities. At October 3, 1998, the cost of available-for-sale investments approximated market value. At September 27, 1997, the difference between the market value and the cost basis of available-for-sale investments was $16,000, which represents gross unrealized losses on those investments. Available-for-sale investments in the accompanying fiscal 1998 balance sheet have a contractual maturity of less than one year.
      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. Gain on sale of investments in the accompanying fiscal 1996 statement of operations represents the gross realized gains relating to the sale of available- for-sale investments.

3.    Acquisition

      In June 1998, a wholly owned subsidiary of the Company merged with The Greenhouse Spa, Inc., exchanging 1,000,000 shares of Company common stock, valued at $7,975,000 at the time of the transaction, and the repayment of $4,180,000 of debt for all of the outstanding stock of The Greenhouse Spa. The Greenhouse Spa operates a luxury, destination spa in Arlington, Texas.
      The acquisition has been accounted for using the purchase method of accounting, and results of its operations have been included in the accompanying financial statements from the date of acquisition. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $7,686,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired. Pro forma data is not presented as this acquisition was not material to the Company's results of operations.

4.    Joint Ventures

      The Company has entered into joint venture arrangements to market its SoftLight system internationally. The Company currently holds between a 35% and 50% stake in each joint venture, but may increase its ownership to above 50% pursuant to fair-value purchase options included in each agreement. Certain of the joint venture agreements provide that the Company's joint venture partners may, under certain conditions, elect to sell all or part of their ownership interest back to the Company at the fair value of such interest at the time the election is made. Amounts advanced under such arrangements totaled $2,650,000 in fiscal 1998, including funding pursuant to a $1,667,000 note receivable to ThermoLase U.K. (Note 8), and $1,144,000 in fiscal 1997. As of October 3, 1998, the Company had no material obligation for further funding of such arrangements. The accompanying fiscal 1998 and 1997 statement of operations includes $1,203,000 and $700,000, respectively, of equity in losses of joint ventures, reflecting the Company's share of losses from joint venture operations. During fiscal 1998, the Company closed its spa in France, liquidated its French joint venture, and wrote-off its remaining investment. The Company recorded costs of $3,600,000 associated with terminating this arrangement, which are included in restructuring costs in the accompanying statement of operations (Note 13).

5.    Common Stock

      In April 1997, the Company completed an exchange offer whereby the Company received 2,261,706 shares of its common stock and $502,000 in cash, net of expenses, from its shareholders in exchange for 2,000,000 units of common stock subject to redemption (Note 1).
      At October 3, 1998, the Company had reserved 11,854,104 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of its subordinated convertible debentures.

6.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1993, permit the grant of nonqualified and incentive stock options. Two other plans, adopted in fiscal 1997 and 1995, permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights lapse over various periods ranging from one to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.
      A summary of the Company's stock option information is as follows:

                                                        1998                1997                 1996
                                                -------------------  ------------------  ------------------
                                                           Weighted            Weighted            Weighted
                                                            Average             Average             Average
                                                           Exercise            Exercise            Exercise
                                                              Price               Price               Price
                                                  Number              Number               Number
                                                      of                  of                   of
(Shares in thousands)                             Shares              Shares               Shares
----------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year             2,888     $ 8.72    2,820     $ 7.50     3,341     $5.16
  Granted                                            972       7.51      341      14.97       339     25.46
  Exercised                                         (358)      2.12     (173)      1.91      (746)     3.48
  Forfeited                                       (1,010)     12.74     (100)      7.33      (114)    20.53
                                                  ------               -----                -----

Options Outstanding, End of Year                   2,492     $ 7.56    2,888     $ 8.72     2,820     $7.50
                                                   =====     ======    =====     ======     =====     =====

Options Exercisable                                2,492     $ 7.56    2,888     $ 8.72     2,820     $7.50
                                                   =====     ======    =====     ======     =====     =====

Options Available for Grant                          548                 410                  451
                                                   =====               =====                =====

      A summary of the status of the Company's stock options at October 3, 1998, is as follows:

                                                                   Options Outstanding and Exercisable
                                                              ----------------------------------------------
Range of Exercise Prices                                             Number         Weighted       Weighted
                                                                         of          Average        Average
                                                                     Shares        Remaining       Exercise
                                                              (In thousands) Contractual Life         Price
------------------------------------------------------------- -------------- ---------------- --------------

$  1.75 - $  8.66                                                     1,912        5.1 years         $ 3.97
   8.67 -   15.56                                                       254        6.4 years          12.98
  15.57 -   22.47                                                        37        5.4 years          16.34
  22.48 -   29.38                                                       289        7.2 years          25.46
                                                                      -----
$  1.75 - $29.38                                                      2,492        5.5 years         $ 7.56
                                                                      =====

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by ThermoTrex and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Beginning November 1998, the applicable shares of common stock can be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net loss and loss per share would have been as follows:

 (In thousands except per share amounts)                                        1998        1997       1996
-------------------------------------------------------------------------- ----------- ---------- ----------

Net Loss:
  As reported                                                               $(41,186)   $(12,405)  $ (1,386)
  Pro forma                                                                  (41,910)    (12,848)    (1,534)

Basic and Diluted Loss per Share:
  As reported                                                                  (1.07)      (.31)      (.03)
  Pro forma                                                                    (1.09)      (.32)      (.04)


      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $3.84, $8.34, and $14.83 in fiscal 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                              1998        1997         1996
----------------------------------------------------------------------- ----------- ----------- ------------

Volatility                                                                     51%         50%          50%
Risk-free Interest Rate                                                       5.6%        6.3%         6.3%
Expected Life of Options                                                 5.1 years   6.1 years    6.8 years

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

401(k) Savings Plan
      Effective January 1, 1995, the majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $220,000, $207,000, and $144,000 in fiscal 1998, 1997, and 1996, respectively.

7.    Income Taxes

      The components of the income tax (provision) benefit are as follows:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- ------------

Currently (Payable) Refundable:
  Federal                                                                  $     -     $     -     $    80
  State                                                                          -         (27)         25
                                                                           -------     -------     -------

                                                                                 -         (27)        105
                                                                           -------     -------     -------

(Deferred) Prepaid:
  Federal                                                                   (5,879)      6,226         328
  State                                                                          -         193          30
                                                                           -------     -------     -------

                                                                            (5,879)      6,419         358
                                                                           -------     -------     -------

                                                                           $(5,879)    $ 6,392     $   463
                                                                           =======     =======     =======

                                       15

7.    Income Taxes (continued)

      The income tax (provision) benefit in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to loss before income taxes due to the following:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Income Tax Benefit at Statutory Rate                                     $  12,004    $  6,391    $    629
Differences Resulting From:
  State income taxes, net of federal tax                                         -         110          36
  Nondeductible expenses                                                      (120)       (109)       (202)
  Increase in valuation allowance                                          (17,763)          -           -
                                                                         =========    ========    ========
                                                                         $  (5,879)   $  6,392    $    463
                                                                         =========    ========    ========

      Prepaid income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                1998        1997
----------------------------------------------------------------------- ----------- -----------

Prepaid Income Taxes:
  Net operating loss carryforward                                        $  19,634    $  8,232
  Inventory basis differences                                                  409         534
  Accruals and other reserves                                                2,598         411
  Accrued compensation                                                         280         647
  Fixed assets                                                              (3,609)          -
  Other, net                                                                   511          95
                                                                           -------     -------

                                                                            19,823       9,919
  Less:  Valuation allowance                                                19,823       1,820
                                                                           -------     -------

                                                                           $     -     $ 8,099
                                                                           =======     =======

      The fiscal 1998 valuation allowance relates primarily to previously benefited loss carryforwards and the tax loss arising in fiscal 1998. The increase in the valuation allowance in fiscal 1998 is a result of the Company's increased operating losses, uncertainty concerning the Company's ability to successfully convert its existing spas to Greenhouse spas (Note 1), and resulting uncertainty concerning realization of the tax asset. The allowance also includes the tax effect of employee exercises of stock options of $2,059,000 for which no tax benefit was recognized, and will be used to increase capital in excess of par value when the tax benefit is realized. As of October 3, 1998, the Company had federal tax net operating loss carryforwards of approximately $59,000,000 that will begin to expire in fiscal 2009.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar years 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. Prior to January 1996, the Company paid an annual fee equal to 1.2% of the Company's revenues. For these services, the Company was charged $348,000, $452,000, and $293,000 in fiscal 1998, 1997, and 1996, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Other Related-party Services
      ThermoTrex provided personnel administration, accounting, data processing, and general administrative management services to the Company, which were charged to the Company based on actual usage. This agreement was terminated during fiscal 1997 and services are no longer being provided. For these services, the Company was charged $144,000 and $327,000 in fiscal 1997 and 1996, respectively.

Operating Leases
      The Company subleases office and research facilities from ThermoTrex and is charged for the actual square footage occupied at approximately the same cost-per-square-foot paid by ThermoTrex under its prime lease. The accompanying statement of operations includes expenses from this sublease of $306,000, $296,000, and $125,000 in fiscal 1998, 1997, and 1996, respectively. During fiscal 1998, the Company relocated its operations and will not be paying for this space after October 3, 1998.

Laser Manufacturing Arrangement
      During fiscal 1998, 1997, and 1996, the Company purchased laser systems and components at an aggregate cost of $2,902,000, $11,390,000, and $8,549,000, respectively, from Trex Medical Corporation, a majority-owned subsidiary of ThermoTrex.

Other Related-party Purchases
      During fiscal 1998, the Company purchased products totaling $241,000 from Bird Products Corporation, a wholly owned subsidiary of Thermo Electron.

Note Receivable
      In October 1997, the Company advanced $1,667,000 to ThermoLase U.K. under a note receivable, due December 31, 2003, and bearing interest at 8.0%, payable annually. ThermoLase U.K., a subsidiary of a joint venture that is 50%-owned by the Company, is marketing the Company's SoftLight system in England. The note receivable is included in other assets in the accompanying fiscal 1998 balance sheet.

Subordinated Convertible Debentures
      See Note 9 for subordinated convertible debentures of the Company that are held by Thermo Electron.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

9.    Subordinated Convertible Debentures

      In August 1997, the Company issued and sold at par value $115,000,000 principal amount of 4 3/8% subordinated convertible debentures due 2004. The debentures are convertible into shares of the Company's common stock at a conversion price of $17.385 per share and are guaranteed on a subordinated basis by Thermo Electron. ThermoTrex has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. During fiscal 1998, Thermo Electron purchased $4,500,000 principal amount of such debentures in the open market.
      See Note 11 for fair value information pertaining to these debentures.

10.   Commitments and Contingencies

Operating Leases
      In addition to the leases described in Note 8, the Company occupies office, manufacturing, warehouse, and service facilities under various operating lease arrangements. The accompanying statement of operations includes expenses from operating leases of $4,867,000, $3,806,000, and $915,000 in fiscal 1998,
1997, and 1996, respectively. Future minimum payments due under noncancellable operating leases as of October 3, 1998, are $3,588,000 in fiscal 1999; $3,681,000 in fiscal 2000; $3,674,000 in fiscal 2001; $3,731,000 in fiscal 2002;
$3,802,000 in fiscal 2003; and $14,963,000 in fiscal 2004 and thereafter. Total future minimum lease payments are $33,439,000, of which $2,121,000 relates to lease payments for the three Spa Thira facilities that have been closed, net of assumed sublease receipts, and which amount is included in accrued restructuring costs in the accompanying fiscal 1998 balance sheet (Note 13).

Technology License Agreements
      In June 1996, the Company purchased an approximate 10% equity interest in AntiCancer (Note 1). In addition, the Company has licensed from AntiCancer certain technology related to hair removal, stimulation of hair growth, suppression of hair growth, and hair coloring under an agreement that calls for up to $1,500,000 in future payments by the Company upon the attainment of certain milestones by AntiCancer. In addition to such future payments, the Company will be substantially responsible for development costs incurred after the attainment of such milestones. In the event that the funded development efforts result in commercially viable products that the Company elects to market, the Company will pay AntiCancer a royalty based on sales, subject to certain minimum payments.
      In February 1993, the Company entered into an irrevocable exclusive technology license agreement for the use of the laser-based hair-removal system technology. Under the terms of the agreement, the Company will pay a royalty equal to 0.25% of the revenues recorded from the sale or use of the laser-based hair-removal system through February 10, 2010. No material amounts have been incurred under this agreement.

Contingencies
      The Company has from time to time received allegations that its SoftLight laser-based hair-removal system infringes the intellectual property rights of others, and the Company may continue to receive such allegations in the future. In general, an owner of intellectual property can prevent others from using such property and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegations it has received to date and, based on opinions of its counsel, believes that if it were sued on these bases it would have meritorious defenses.
      The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

11.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, accounts payable, amounts due to parent company and affiliated companies, subordinated convertible debentures, and common stock subject to redemption. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and amounts due to parent company and affiliated companies approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for information pertaining to the fair value of available-for-sale investments.
      The fair value of the Company's subordinated convertible debentures, based on quoted market prices, was $95,519,000 and $123,165,000 at October 3, 1998, and September 27, 1997, respectively. The fair value is less than the carrying amount in fiscal 1998 primarily due to a decrease in the market price of the Company's common stock relative to the conversion price of the debentures.
      The fair value of the Company's common stock subject to redemption, based upon quoted market prices was $30,750,000 and $37,000,000 at October 3, 1998, and September 27, 1997, respectively.

12.   Export Sales

      Export sales, including revenues earned from the Company's international licensing arrangements, were less than 10% of the Company's total revenues in fiscal 1998 and 1997, and were $2,820,000 in fiscal 1996. In general, export sales are denominated in U.S. dollars.

13.   Restructuring Costs and Related Uncertainties

      Restructuring costs totaled $10,155,000 in fiscal 1998. These costs consist of $4,638,000 related to the closure of three domestic Spa Thira locations, including $2,429,000 for the write-off of leasehold improvements and related spa assets and $2,209,000 primarily for abandoned-facility payments, net of assumed sublease receipts. In addition, in connection with the closure of its spa in France, operated under a joint venture agreement, the Company recorded costs of $3,600,000, primarily to liquidate the joint venture and to write-off its remaining investment. Restructuring costs also include $1,917,000 related to certain actions including the relocation of the Company's corporate office to its CBI subsidiary in Carrollton, Texas. This amount primarily represents severance of $1,080,000 for 40 terminated employees and the write-off of fixed assets no longer of use. During fiscal 1998, the Company expended $809,000 for restructuring activities and the remaining obligation of $5,153,000 associated with these actions is included in accrued restructuring costs in the accompanying fiscal 1998 balance sheet.
      The Company's investment in leasehold improvements and related equipment at its remaining spas totaled $16,677,000 at October 3, 1998. The realizability of these assets is dependent on future cash flows from spa operations. The Company's future cash flows from operating its spas are dependent on the degree of success it experiences following the transition of the spas to Greenhouse spas as discussed in Note 1. It is reasonably possible that actual cash flows from spa operations will vary significantly from the Company's estimates of such cash flows. As a result, the carrying amount of spa assets could change significantly in the near term. Additionally, at October 3, 1998, the Company has operating lease commitments of $28,641,000 related to these spas. Were any additional spas to close in the future, the amount of lease obligation related to such spas in excess of income from subleasing the facilities would be recorded as a loss.

14.   Unaudited Quarterly Information

(In thousands except per share amounts)


1998                                                                 First     Second      Third  Fourth(a)
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $13,449    $ 8,092    $ 8,943   $  9,607
Gross Profit                                                         3,430     (1,339)       119          6
Net Loss                                                            (2,035)    (8,535)    (8,349)   (22,267)
Basic and Diluted Loss per Share                                      (.05)      (.22)      (.22)      (.57)

1997                                                                 First     Second      Third     Fourth
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $ 8,610    $11,666    $12,900   $ 12,057
Gross Profit                                                         1,783      2,022      2,935      2,366
Net Loss                                                            (1,389)    (3,699)    (3,733)    (3,584)
Basic and Diluted Loss per Share                                      (.03)      (.09)      (.09)      (.09)

(a) Reflects restructuring costs (Note 13) and establishment of a tax valuation allowance (Note 7).

15.    Subsequent Event

      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 465,000 shares at a weighted average exercise price of $13.62 elected to participate in this exchange and, as a result, received options to purchase 232,000 shares of Company common stock at $4.66 per share. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares pursuant to such new options for six months from the exchange date.

                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of ThermoLase Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoLase Corporation (a Delaware corporation and 71%-owned subsidiary of ThermoTrex Corporation) and subsidiaries as of October 3, 1998, and September 27, 1997, and the related consolidated statements of operations, shareholders' investment, and cash flows for each of the three years in the period ended October 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoLase Corporation and subsidiaries as of October 3, 1998, and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1998 in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP



Boston, Massachusetts
November 9, 1998 (except with respect
to the matter discussed in Note 15,
as to which the date is November 24, 1998)

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

Overview

      The Company has developed a laser-based system called SoftLight(R) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the U.S. Food and Drug Administration (FDA) to commercially market hair-removal services using the SoftLight system. The Company began earning revenue from the SoftLight system in the first quarter of fiscal 1996 as a result of opening its first commercial location (Spa Thira) in November 1995. The Company opened a total of four spas during fiscal 1996, opened nine additional spas during fiscal 1997, and opened its fourteenth spa in October 1997. In May 1998, the Company received clearance from the FDA to market cosmetic skin-resurfacing services using the same laser as the Company's hair-removal system. In this process, the laser's energy reacts with an activating lotion, creating heat and mechanical energy that remove the tough outer layer of dead skin. The treatment, known as the SoftLight Laser Peel, is being offered at all of the Company's Spa Thira locations, as well as through its physician licensees.
      Rather than continuing to open additional Spa Thira locations, the Company is concentrating its resources on attempting both to increase the capacity utilization of its existing spas and to expand its physician-licensing program and international licensing arrangements, discussed below. In connection with its acquisition of The Greenhouse Spa, Inc. in June 1998 (Note 3), a full-service, luxury, destination spa, the Company evaluated which of its locations would be converted to Greenhouse spas and whether any of its Spa Thira locations should be closed or sold. As a result of this evaluation, the Company decided to close three of its domestic Spa Thira locations and convert its remaining eleven domestic spas into Greenhouse spas which, in addition to hair-removal and skin-resurfacing services, will offer more traditional day-spa services, such as massages and facials. The Company's future results of operations will be affected by the Company's ability to successfully convert the existing spas into Greenhouse spas (Note 13). The period through June 1999 will be critical in determining the economic viability of this strategy. Key to the success of this strategy will be whether the results of the Greenhouse spas reflect substantial progress toward breakeven operations in this timeframe.
      In June 1996, the Company commenced a program to license to physicians and others the right to perform the Company's patented SoftLight hair-removal procedure. The Company also provides the licensees with the lasers and lotion that are necessary to perform the service. In June 1998, the Company began to offer the SoftLight Laser Peel procedure through its spas and existing physician licensees.
      The Company has experienced a decrease in revenues from its hair-removal services, as discussed in the results of operations below. In response to this trend and in an attempt to establish price points and other conditions designed to increase demand and revenues, the Company significantly reduced treatment prices at its Spa Thira locations and is in the process of modifying the terms and conditions of its physician-licensing program. Under the terms of the modified licenses, per-procedure royalties have been reduced or eliminated and a minimum royalty and/or flat periodic fee requirement has been introduced. In addition, the Company has begun offering licensees the opportunity to purchase or lease SoftLight lasers in lieu of paying ongoing license fees. As a result of these changes and other factors, including the addition of new physician licensees in fiscal 1998, there has been a net reduction of 8% in the number of physician licensees, compared to the number under agreement at the end of fiscal 1997, and two contracts with other licensees that accounted for approximately 4% of the Company's total hair-removal revenues in fiscal 1997 were terminated. There can be no assurance that the strategies described above will be successful in improving the Company's results of operations.

      The Company is marketing the SoftLight system internationally through joint ventures and other licensing arrangements. In January 1996, the Company established a joint venture in Japan. During fiscal 1997, the Company established joint ventures in France in November 1996 and England in September 1997, and six additional licensing arrangements: in Saudi Arabia in November 1996; in Tunisia and Belgium in December 1996; in the United Arab Emirates and Oman in March 1997; in Switzerland in April 1997; in Brazil in June 1997; and in the United Kingdom (excluding England) and the Republic of Ireland in September 1997. In December 1997, the Company established a joint venture to market the SoftLight system in Australia, Cyprus, Germany, Greece, New Zealand, South Africa, and Spain. The Company's international arrangements resulted in the opening of spas in Paris in May 1997 and in Lugano, Switzerland, in October 1997. The Company has decided to close the spa in Paris and liquidate the joint venture (Note 13).
      The Company also manufactures and markets skin-care, bath-and-body products, and markets dietary supplements through its Creative Beauty Innovations, Inc. (CBI) subsidiary, which also manufactures the lotion used in the SoftLight hair-removal process.

Results of Operations

Fiscal 1998 Compared With Fiscal 1997
      Revenues decreased to $40.1 million in fiscal 1998 from $45.2 million in fiscal 1997. The Company earned revenues from hair-removal services and related activities of $17.3 million in fiscal 1998, compared with $21.0 million in fiscal 1997. The decrease in revenues resulted in part from reduced demand and price reductions at the Company's Spa Thira locations in fiscal 1998 compared with fiscal 1997, offset in part by an increase in the number of U.S. spas to 14, compared with 13 spas open in fiscal 1997. As discussed in the overview above, the Company will close three of its domestic spas (Note 13). Revenues from the Company's physician-licensing program decreased in fiscal 1998 compared with fiscal 1997, due to a reduction in royalty rates and other changes to the financial terms of the licenses and the termination of two significant licensing contracts, described above, as well as a decrease in one-time fees due to a decline in the number of new physician licensees. Revenues from hair-removal services and related activities included $2.8 million in fiscal 1998 and $4.2 million in fiscal 1997 for minimum guaranteed payments recorded upon granting technology rights under the Company's international licensing arrangements. The amount of minimum guaranteed payments recorded by the Company will vary depending on the Company's ability to enter into additional international licensing arrangements, the availability of additional territories, and the terms of any such arrangements. Revenues at CBI decreased to $22.8 million in fiscal 1998 from $24.2 million in fiscal 1997, primarily due to a shift by certain of its retail customers away from health- and beauty-aid sales. These decreases were offset in part by the inclusion of $0.8 million of revenues from The Greenhouse Spa, acquired in June 1998 (Note 3).
      The gross profit margin in fiscal 1998 was 6%, compared with 20% in fiscal 1997. The Company's hair-removal business reported gross profit of negative $5.0 million in fiscal 1998, compared with gross profit of $1.4 million in fiscal 1997. Each period was impacted by the operations of the Spa Thira business, which has been operating below maximum capacity as the Company seeks to develop its client base, expand its product lines, and refine its operating procedures. This negative impact was offset in part by the effect of physician-licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. In addition, fiscal 1997 was negatively impacted by pre-opening costs incurred in connection with new spa openings. The gross profit margin decreased in fiscal 1998, primarily due to decreased revenues at the Company's Spa Thira locations and the physician-licensing program, as well as increased fixed costs associated with operating more spas in fiscal 1998. The Company believes that increasing spa utilization by broadening the array of spa-related services and products offered, through conversion of the remaining Spa Thiras into Greenhouse spas, is critical to its ability to improve the profitability of its spas. The degree to which the Company's recent changes in pricing structure are successful will also affect the Company's gross profit margin. The gross profit margin at CBI was 32% in both periods.

      Selling, general, and administrative expenses as a percentage of revenues increased to 56% in fiscal 1998 from 51% in fiscal 1997, primarily due to a decrease in revenues.
      Research and development expenses decreased to $3.0 million in fiscal 1998 from $5.7 million in fiscal 1997, primarily due to a reduction in the number of outside testing facilities and consultants used by the Company, as well as a reduction in payroll costs.
      During fiscal 1998, the Company recorded restructuring costs of $10.2 million, primarily related to closing three of its domestic spas, closing its spa in France and liquidating the related French joint venture, and relocating its corporate office to its CBI subsidiary in Carrollton, Texas. The degree to which the Company is successful in improving its profitability will affect the future of its remaining spas and the realizability of its related assets (Note
13).
      Interest income increased to $4.5 million in fiscal 1998 from $2.1 million in fiscal 1997, primarily due to interest income earned on the invested proceeds from the Company's August 1997 issuance of $115.0 million principal amount of 4 3/8% subordinated convertible debentures, offset in part by cash used to fund the Company's loss. Interest expense increased to $5.3 million in fiscal 1998 from $0.6 million in fiscal 1997, primarily due to the inclusion of a full period of interest expense on the subordinated convertible debentures.
      Equity in losses of joint ventures in the accompanying statement of operations represents the Company's proportionate share of losses from its international joint ventures, beginning in the third quarter of fiscal 1997 (Note 4).
      The provision for income taxes in fiscal 1998 reflects the establishment of a valuation allowance for the tax asset associated with previously benefited loss carryforwards and the tax loss arising in fiscal 1998. The Company establishes valuation allowances in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The increase in the valuation allowance in fiscal 1998 is a result of the Company's increased operating losses, uncertainty concerning the Company's ability to successfully convert its existing spas to Greenhouse spas (Note 1), and resulting uncertainty concerning realization of the tax asset (Note 7).
      In May 1998, a complaint, filed as a class action, was filed in California Superior Court against the Company alleging that certain advertisements and representations made by the Company and/or its licensees relating to the Company's SoftLight laser hair-removal process were misleading. The Company has settled this lawsuit for a nominal amount, subject to court approval.

Fiscal 1997 Compared With Fiscal 1996
      Revenues increased to $45.2 million in fiscal 1997 from $27.8 million in fiscal 1996. The Company earned revenues from hair-removal services and related activities of $21.0 million in fiscal 1997, compared with $4.6 million in fiscal 1996. The increase in revenues resulted primarily from an increase in the number of U.S. spas to 13, nine of which opened in fiscal 1997, compared with four spas open during fiscal 1996. Revenues also increased as a result of fees from the Company's physician-licensing program, which was started in the third quarter of fiscal 1996 and did not produce significant revenues during fiscal 1996. In addition, revenues from hair-removal services and related activities in fiscal 1997 included $4.2 million of minimum guaranteed payments recorded upon granting technology rights under the Company's international licensing arrangements, compared with $2.0 million in fiscal 1996. Revenues at CBI increased slightly to $24.2 million in fiscal 1997 from $23.2 million in fiscal 1996. A portion of CBI's revenues are derived from sales to large retailers, which have a relatively long buying cycle that results in periodic variations in revenues.
      The gross profit margin in fiscal 1997 was 20%, compared with 28% in fiscal 1996. The Company's hair-removal business reported gross profit of $1.4 million in fiscal 1997, compared with gross profit of negative $0.3 million in fiscal 1996. Each period was impacted by the early operations of the Spa Thira business, which has been operating below maximum capacity as discussed in the results of operations for fiscal 1998, and pre-opening costs incurred in connection with new spa openings, offset in part by the effect of physician-licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. The gross profit margin at CBI declined to 32% in fiscal 1997 from 35% in fiscal 1996, as a result of a continued shift to lower-margin products.

      Selling, general, and administrative expenses as a percentage of revenues increased to 51% in fiscal 1997 from 35% in fiscal 1996. The increase was primarily due to costs related to expanding the Company's administrative and management efforts for its Spa Thira business and domestic and international licensing programs; increased marketing efforts, including national advertising costs for the physician-licensing program; and legal costs associated with obtaining and protecting the Company's patent rights.
      Research and development expenses increased to $5.7 million in fiscal 1997 from $3.5 million in fiscal 1996, primarily due to continued pre-clinical and clinical research related to improving the effectiveness of the Company's hair-removal process and developing its SoftLight Laser Peel skin-resurfacing process, and the investigation of other health and beauty applications for its proprietary laser technology.
      Interest income decreased to $2.1 million in fiscal 1997 from $3.5 million in fiscal 1996, primarily as a result of lower average invested balances, which resulted primarily from property and equipment expenditures for the Company's Spa Thira locations and licensing programs and cash used to fund the Company's operating loss. Interest expense in fiscal 1997 represents interest associated with the $115.0 million principal amount of 4 3/8% subordinated convertible debentures issued in August 1997.
      Equity in losses of joint ventures in the accompanying statement of operations represents the Company's proportionate share of losses from its international joint ventures, beginning in the third quarter of fiscal 1997.
      The effective tax rate approximates the statutory federal income tax rate in fiscal 1997 due to nondeductible amortization of cost in excess of net assets of acquired company offset by a state income tax benefit arising from operating losses in certain states. The effective tax rate is less than the statutory federal income tax rate in fiscal 1996 due to nondeductible amortization of cost in excess of net assets of acquired company and the impact of a provision for state income taxes.

Liquidity and Capital Resources

      Consolidated working capital was $48.6 million at October 3, 1998, compared with $95.5 million at September 27, 1997. Included in working capital are cash, cash equivalents, and available-for-sale investments of $55.9 million at October 3, 1998, compared with $100.3 million at September 27, 1997. Operating activities used $24.5 million of cash during fiscal 1998. Cash was used primarily to fund the Company's loss, excluding noncash items. Cash of $3.5 million was used to fund an increase in inventories due to the development of new branded product lines at CBI, introduced in the fourth quarter of fiscal 1998. A decrease in accounts payable used $2.4 million of cash, primarily due to the timing of payments.
      Excluding available-for-sale investment activity, the Company's investing activities in fiscal 1998, consisted primarily of $4.5 million of expenditures for purchases of property, plant, and equipment, including the purchase of laser systems and components from Trex Medical Corporation, a majority-owned subsidiary of ThermoTrex Corporation (Note 8). In June 1998, a wholly owned subsidiary of the Company merged with The Greenhouse Spa, exchanging 1,000,000 shares of Company common stock, valued at $8.0 million at the time of the transaction, and the repayment of $4.2 million of debt for all of the outstanding stock of The Greenhouse Spa (Note 3). In connection with certain of the Company's joint venture arrangements, the Company advanced $1.7 million under a note receivable (Note 8).
      The Company's financing activities during fiscal 1998 consisted primarily of repurchases of Company common stock. In September 1997, the Company's Board of Directors authorized the repurchase by the Company of up to 1,000,000 shares of Company common stock through September 4, 1998, in the open market, in negotiated transactions, or pursuant to the exercise by investors of standardized put options written on the Company's common stock. During fiscal 1998, the Company purchased 643,000 shares of its common stock for $8.8 million.

      The Company's capital expenditures during fiscal 1999 will primarily be affected by the number of physicians and other domestic and international licensees engaged in its licensing programs and converting the remaining eleven domestic Spa Thira locations to Greenhouse spas. Depending on the extent of renovations necessary, the cost of converting each spa is expected to be approximately $50,000 to $150,000. In addition, the Company plans to expend approximately $900,000 to renovate the original Greenhouse Spa in Arlington, Texas. The Company expects that it will finance its capital requirements through its internal funds. The Company's ongoing operating losses are continuing to consume significant amounts of the Company's working capital.

Market Risk

      The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates
      The Company's available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end fiscal 1998 market interest rates would result in a negative impact of $1.2 million on the net fair value of the Company's interest-sensitive financial instruments.

Equity Prices
      The Company's 4 3/8% subordinated convertible obligation is sensitive to fluctuations in the price of Company common stock into which it is convertible. In addition, the Company's common stock subject to redemption is sensitive to fluctuations in the price of the Company's units. Changes in equity prices would result in changes in the fair value of the Company's convertible obligation and common stock subject to redemption due to the difference between the current market price and the market price at the date of issuance of the financial instrument. A 10% increase in the year-end fiscal 1998 market equity prices would result in a negative impact of $13.9 million on the net fair value of the Company's price-sensitive equity financial instruments.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems and operations. The Company's year 2000 initiatives include (i) testing and upgrading internal business systems and facilities; (ii) contacting key suppliers, vendors, and customers to determine their year 2000 compliance status; and (iii) developing contingency plans.

The Company's State of Readiness
      The Company has tested and evaluated its critical information-technology systems for year 2000 compliance. The Company plans to upgrade or replace its noncompliant systems. The Company expects that all of its material information-technology systems will be year 2000 compliant by the end of 1999. The Company is also evaluating the potential year 2000 impact on its facilities, including its buildings and utility systems. Any problems that are identified will be prioritized and remediated based on their assigned priority. The Company will continue periodic testing of its critical internal business systems and facilities in an effort to minimize operating disruptions due to year 2000 issues.

Contingency Plan
      The Company intends to develop a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 issues. This plan may include identifying and securing alternative suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, significant suppliers, vendors, and customers, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. The Company does not track costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems employees.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. If any of the Company's material suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important risk factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Recent Operating Losses of the Company. The Company incurred losses of approximately $41.2 million, $12.4 million, $1.4 million, and $1.7 million in fiscal 1998, 1997, 1996, and 1995, respectively. At October 3, 1998, the Company's accumulated deficit was $57.1 million. There can be no assurance that the Company will achieve profitable operations in any future period.

      Difficulty in Retaining Qualified Management. The Company has had difficulty in retaining management, technical, marketing, and sales personnel, due in part to the relocation of the Company headquarters to Carrollton, Texas. The Company's future success depends in part on whether the Company can attract and retain highly qualified management, technical, marketing, and sales personnel. The Company faces significant competition for the services of such personnel. There can be no assurance that the Company will attract and retain personnel with the background and expertise necessary to support the development of the Company's businesses. The failure to hire and retain such personnel could materially adversely affect the financial position and results of operations of the Company. The Company continues to employ The Greenhouse Spa management and other personnel and will rely on such management and personnel to operate The Greenhouse Spa and assist in the conversion of the Spa Thira locations to Greenhouse spas. There can be no assurance that the Company will be able to continue to retain the services of The Greenhouse Spa management and other personnel on terms acceptable to the Company.

      Conversion of Spa Thiras; Focus of Business; Absence of Experience Relating to Day-Spa Operations. The Company is in the process of converting its domestic Spa Thira locations to Greenhouse luxury day spas. The Company has minimal experience relating to the ownership, operation, or marketing of spas providing traditional day spa services or, with the exception of the Greenhouse management, relating to the ownership, operation, or marketing, of a destination spa. In connection with the conversions, the Company is refocusing its laser hair-removal spa business to include a broader range of day-spa services such as skin resurfacing (including the Company's SoftLight Laser Peel), traditional day-spa services, and an expanded line of beauty and personal care products. The Company will try to identify a mix of spa services and products and prices that will lead to profitable operations. There can be no assurance that these efforts will be successful.

      Future Significant Expenditures Required. Continued development of the Company's business will require significant expenditures. There can be no assurance that the balance of the Company's working capital will be sufficient to fund its planned operations. The Company's financing requirements will depend on many factors, including the progress of its licensing program, development efforts, the refocusing of its business on traditional spa services as well as additional services and products, and its ability to limit its expenses and reduce operating losses. The Company may need to raise additional funds and if needed, such funds may not be available on acceptable terms or at all. Neither the Company's ultimate parent, Thermo Electron Corporation, nor any of its subsidiaries, including ThermoTrex Corporation, has any obligation to supply any funds to the Company. The inability of the Company to raise needed funds would have a material adverse effect on the Company's financial condition and results of operations.

      Potential for Customer Claims; Insurance. The Company has received complaints from several of its physician licensees, joint venture partners, and consumers stating that that the Company's SoftLight hair-removal process has not met their expectations. Some of these parties have filed lawsuits against the Company. The Company may receive similar allegations and/or become subject to similar lawsuits in the future. There can be no assurance that additional litigation relating to such claims will not be brought against the Company, or that the Company would prevail in any or all such cases, if brought. The Company has no insurance coverage for such claims. In addition, the laser hair-removal and skin-resurfacing market involves the treatment of persons who could be harmed by or have an adverse reaction to the SoftLight laser resulting in liability claims against the Company. Such claims could result in damages against the Company and negative publicity. The Company currently carries general liability, product liability, and other insurance coverage. There can be no assurance that such coverage will be adequate to cover all losses arising from such claims or that in the future such insurance will be available to the Company at reasonable cost or at all.

      Disappointing Market Acceptance; Need for Improved SoftLight Laser Hair-Removal Process. Market acceptance of the SoftLight laser hair-removal process has been disappointing to date. The Company continues to study the SoftLight laser hair-removal process to better understand the effects of the process. Failure to improve the process, including extending the duration of time for which hair is removed using the SoftLight process, will continue to limit the Company's ability to successfully commercialize the SoftLight laser hair-removal process. The Company continues to have difficulty demonstrating to consumers that the SoftLight laser hair-removal process offers advantages over traditional methods of hair-removal and alternative laser and other types of hair-removal systems. There can be no assurance that the Company will be successful in its efforts to improve the SoftLight laser hair-removal process or the market acceptance thereof.

      Uncertain Market Acceptance of SoftLight Laser Peel. The SoftLight Laser Peel for skin resurfacing is a new application of the SoftLight process and differs from alternative methods of skin resurfacing. Consumers may not accept or be receptive to the potential benefits of the SoftLight Laser Peel. Market acceptance of the SoftLight Laser Peel will depend in large part upon the ability of the Company to demonstrate to consumers the safety and effectiveness of the SoftLight Laser Peel and its advantages over other methods of skin resurfacing, including carbon dioxide and erbium skin-resurfacing lasers and chemical peels. There can be no assurance that the SoftLight Laser Peel will achieve sufficient market acceptance in order to permit the Company to successfully commercialize the SoftLight Laser Peel.

      Dependence Upon Proprietary Technology. There can be no assurance that other companies or individuals are not investigating, developing, or using other technologies that are similar to the Company's technology, that the Company will be awarded any additional patents, or that the Company's patents or any additional patents, if issued, will provide the Company with sufficiently broad patent coverage to provide any significant deterrent to competitive products or services. The Company knows of several companies that are commercializing other laser-based hair- removal systems and skin-resurfacing techniques. If the Company becomes involved in a patent infringement claim, the expense of litigating such claim may be costly. In addition, there may be patents or intellectual property rights owned by persons other than the Company, which, if infringed by the Company, would permit the owner to prevent the Company from marketing, licensing, or using the SoftLight hair-removal and skin-resurfacing processes and entitle the owner to damages for past infringement. The Company has from time to time received allegations that the SoftLight hair-removal process infringes the intellectual property rights of others, and the Company may receive similar allegations in the future. There can be no assurance that litigation relating to such a claim will not be brought against the Company, or that the Company would prevail in any or all such cases, if brought. The Company's financial position and results of operations would be materially adversely affected if the Company devotes substantial financial or management resources to intellectual property litigation. The Company has pending patent applications relating to laser hair removal in various countries outside the United States. There can be no assurance that any of these patent applications will result in any patents being issued. In September 1998, the European Patent Office issued a patent to the Company for its SoftLight laser hair-removal process. That patent is being challenged. The issuance of additional patents to the Company with respect to any technological improvements or new products and the validity and enforceability of such patents may be essential to the success of the Company. There can be no assurance that the Company will be able to obtain such patent protection.

      The Company has registered trademarks and service marks in the United States and certain foreign countries for "SoftLight". The Company also has trademark and service mark applications for the "SoftLight" marks in various other foreign countries. No assurance can be given that any pending trademark or service mark application will be granted.

      Need to Comply with FDA Regulations. The laser used in the SoftLight hair-removal and skin-resurfacing process must comply with United States Food and Drug Administration (FDA) regulations governing the use and marketing of medical devices. The Company's hair-removal system received FDA clearance in April 1995 and its SoftLight Laser Peel skin-resurfacing procedure received FDA clearance in May 1998. In addition, the Company is subject to regulatory requirements in foreign countries where the Company conducts its business or advertises its services and products. Obtaining regulatory approvals is a lengthy, expensive, and uncertain process. There can be no assurance that foreign regulatory agencies will grant the necessary clearances or that the process to obtain such clearances will not be excessively expensive or lengthy. For example, in 1996 the Company established a joint venture to commercialize the SoftLight laser hair-removal process in Japan and since that time has been seeking the approval of the Japanese Ministry of Health to commercialize the SoftLight process in Japan. We have submitted information requested by the Japanese Ministry of Health, including the results of clinical trials performed in Japan, and the Company continues to await a decision by the Japanese Ministry of Health.
      Most of CBI's products are classified as cosmetics, which are regulated by the FDA, and are subject to inspection by the FDA. Furthermore, CBI manufactures a few preparations, principally sunscreens and skin-bleaching agents, that are classified as over-the-counter drugs, and CBI has an FDA license for this purpose. This license requires, among other things, that CBI adhere to the FDA's Good Manufacturing Practices procedures for finished pharmaceuticals, and subjects CBI's facility to inspection by the FDA. CBI also markets nutritional supplements which are also subject to FDA regulations.
      The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction such as labeling, manufacturing practices, record keeping, and reporting. The FDA may also require post-market testing and surveillance programs of drugs or devices to monitor a product's effects. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.

      Compliance with State and Foreign Regulations. The extent to which a physician must be involved in the performance of SoftLight laser hair-removal and skin-resurfacing procedures, including a physician's ability to delegate to nonphysicians responsibility for performing particular services, depends upon applicable laws and regulations. Many jurisdictions have taken the position that the use of lasers for hair-removal constitutes the practice of medicine. In those jurisdictions, responsibility for performing laser hair-removal procedures must be in accordance with applicable laws and regulations relating to the performance and/or delegation of medical acts. Some jurisdictions have also imposed limitations on the classes of persons to whom laser hair-removal procedures can be delegated and the conditions under which such delegation is permissible. Regulatory authorities in some jurisdictions have taken, and other regulatory agencies may take, some or all of the following positions: (i) that a physician must evaluate each person for whom laser hair-removal procedures are performed, (ii) that a supervising physician must be present at all times at the site where such procedures are being performed, (iii) that only a physician may use a laser for hair- removal, or (iv) that persons performing laser hair-removal procedures must have particular licenses or qualifications and may perform laser hair-removal procedures only under particular conditions. The adoption of these or similar regulatory requirements may have a material adverse impact on the Company's operations and ability to conduct operations in jurisdictions in which such requirements are imposed. For example, a requirement in a particular jurisdiction that a physician must personally perform laser hair-removal procedures would significantly limit the potential providers of SoftLight laser hair-removal procedures in that jurisdiction and may materially affect the costs associated with the performance of SoftLight laser hair-removal procedures in that jurisdiction. The use of lasers for hair-removal is a new use for lasers, and there can be no assurance that review by regulatory authorities on matters such as the practice of medicine, the licensure of facilities, equipment or personnel, and franchising, will not result in decisions that could adversely affect the operations of the Company. Furthermore, interpretations of current laws and regulations or changes in current laws and regulations could make compliance by the Company more difficult or expensive. The SoftLight Laser Peel may be subject to similar regulatory risks.
      The Company's SoftLight laser hair-removal and skin-resurfacing procedures have been performed, under varying degrees of physician supervision, by registered nurses, licensed practical nurses, cosmetologists, aestheticians, and electrologists. The Company believes that the exercise of judgment by the Company and supervising physicians with respect to delegation of responsibility for performing SoftLight laser hair-removal and skin-resurfacing procedures complies with applicable requirements. However, there can be no assurance that regulatory agencies or courts will agree with such judgments.

      Limited Operating History; Need to Develop New Marketing Strategy. The Company has been in business a short time. The Company began commercial sales of services using the SoftLight hair-removal process through its spas in November 1995 and through its physician network in June 1996. The Company began to offer its SoftLight Laser Peel skin-resurfacing procedure in June 1998. The Company's initial marketing and commercialization strategy was centered around a belief that the Company's services would command a premium price in the marketplace. Based on feedback from customers, the Company has shifted away from premium pricing. The Company is currently revising its marketing and commercialization strategy including refocusing its spa operations to include more traditional spa services and expanding beauty and personal care product offerings. As part of these efforts, the Company will be converting its remaining Spa Thira spas into Greenhouse luxury day spas. The Company is restructuring its U.S. licensing program to, among other things, require licensees to pay a fixed monthly fee (rather than an initial fee and per treatment fee) and to charge licensees for various other products and services. The Company now seeks to establish relationships with distributors who would sell SoftLight lasers and the Company's other products and services in new markets outside of the United States. The Company would derive one-time sale revenues from such relationships rather than initial and per-procedure royalty fees. No assurance can be given that this revised marketing and commercialization strategy will be successful.

      Intense Competition. Competition in the market for personal-care products and services is intense. The SoftLight hair-removal process competes with electrolysis and other traditional methods of hair removal, as well as other lasers which have been or in the future may be cleared by the FDA for hair removal. Competition limits the prices the Company is able to charge for its services. In addition, the Company's services could become obsolete or uneconomical if a competitor introduces a new product or process accomplishing the same objective.

      Dependence on International Relationships. The Company depends on its foreign joint venture partners and licensees who provide the SoftLight hair-removal and skin-resurfacing processes in foreign countries to provide the Company with knowledge and expertise in such countries relating to business, cultural, legal, and regulatory matters that may impact the establishment and operation of SoftLight hair-removal and skin-resurfacing businesses in those countries. There can be no assurance that the SoftLight hair-removal and skin-resurfacing processes themselves or the Company's business models will (i) be acceptable to foreign regulatory authorities or (ii) achieve consumer acceptance in such countries.
      In addition, there can be no assurance that the Company will be able to effectively manage the non-U.S. businesses without devoting additional resources to working with the Company's foreign joint venture partners and licensees to ensure compliance with the Company's standards and the performance by such partners of legal and contractual obligations owed to the Company.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company believes its products are not year 2000 sensitive. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company may be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.

                         Selected Financial Information

                                                                                         Nine
                                                                                        Months      Year
                                                            Year Ended                 Ended (a)     Ended
                                             ----------------------------------------- ---------- ----------
(In thousands except per share amounts)       Oct. 3,  Sept. 27, Sept. 28,  Sept. 30,  Sept. 30,   Dec. 31,
                                             1998 (b)   1997 (c)      1996       1995   1995 (d)   1994 (e)
------------------------------------------- ---------- --------- ---------- ---------- ---------- ----------
                                                                                       (Unaudited)
Statement of Operations Data
Revenues                                    $  40,091  $ 45,233  $  27,812  $  23,348  $  17,544  $  18,682
Income (Loss) Before Cumulative Effect        (41,186)  (12,405)    (1,386)    (1,675)    (1,679)         6
  of Change in Accounting Principle
Net Income (Loss)                             (41,186)  (12,405)    (1,386)    (1,675)    (1,679)        15
Basic and Diluted Loss per Share                (1.07)     (.31)      (.03)      (.04)      (.04)         -
  Before Cumulative Effect of Change
  in Accounting Principle
Basic and Diluted Loss per Share                (1.07)     (.31)      (.03)      (.04)      (.04)         -

Balance Sheet Data
Working Capital                             $  48,597  $ 95,469  $  47,197             $  68,691  $  16,235
Total Assets                                  134,215   174,595     95,520                89,463     33,570
Long-term Obligations                         115,066   115,000          -                     -          -
Common Stock Subject to Redemption             40,500    40,500          -                     -          -
Shareholders' Investment                      (41,691)      333     79,037                82,218     28,997


(a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995, is presented.
(b) Reflects restructuring costs (Note 13) and establishment of a tax valuation allowance (Note 7).
(c) Reflects the issuance of $115.0 million principal amount of 4 3/8% subordinated convertible debentures and the reclassification of $40.5 million to "Common stock subject to redemption" from "Shareholders' investment" due to the Company's stock exchange transaction.
(d) Reflects the net proceeds of the Company's private placements and public offering of common stock.
(e) Reflects the net proceeds of the Company's initial public offering and the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Common Stock and Unit Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TLZ. The following table sets forth the high and low sale prices of the Company's common stock for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                     Common Stock              Units
                                                                --------------------- ----------------------
Fiscal 1998                                                          High        Low        High        Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------
First Quarter                                                   $18 11/16   $10 1/2     $18 7/8     $17
Second Quarter                                                    11 1/4      5 1/2      17 3/16     15 5/8
Third Quarter                                                      8 1/2      5 1/8      16 1/2      15 5/8
Fourth Quarter                                                     7 9/16     4 1/4      16 1/8      15 1/8


Fiscal 1997
--------------------------------------------------------------- ---------- ---------- ---------- -----------
First Quarter                                                   $24 7/8     $15 7/8     $     -     $    -
Second Quarter                                                   17 3/8      12 3/8           -          -
Third Quarter                                                    14 7/8       9 1/4      18 1/4     16 1/8
Fourth Quarter                                                   18          13 1/16     18 7/8     17 1/4

      As of October 30, 1998, the Company had 375 holders of record of its common stock and 19 holders of record of its units. This does not include holdings in street or nominee names. The closing market prices on the American Stock Exchange for the Company's common stock and units on October 30, 1998, were $5 1/2 per share of common stock and $16 1/4 per unit.

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

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

Security Holder Services
      Holders of ThermoLase Corporation common stock and units who desire information about the Company are invited to contact the Investor Relations Department, ThermoLase Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111. A mailing list is maintained to enable holders whose stock or units is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly distribution of printed reports is limited to the second quarter report only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/tlz1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the year ended October 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, ThermoLase Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, March 11, 1999, at 10:00 a.m. at the Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.