Form 10-K, Exhibit 13
period 1999-10-02
THERMOLASE CORP
filed 1999-12-23
CIK 901416

Exhibit 13






                            ThermoLase Corporation

                       Consolidated Financial Statements

                               Fiscal Year 1999

ThermoLase Corporation                                                          1999 Financial Statements

                                   Consolidated Statement of Operations

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands except per share amounts)                         October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Revenues (Note 12)
 Product revenues                                                 $ 26,059        $ 22,765        $ 24,196
 Service revenues                                                   10,196          17,326          21,037
                                                                  --------        --------        --------

                                                                    36,255          40,091          45,233
                                                                  --------        --------        --------

Costs and Operating Expenses:
 Cost of product revenues (Note 13)                                 20,590          15,590          16,499
 Cost of service revenues                                           24,010          22,285          19,628
 Selling, general, and administrative                               16,083          22,306          22,972
   expenses (Notes 8 and 13)
 Research and development expenses                                   1,519           3,028           5,704
 Restructuring and nonrecurring costs (Note 13)                     60,326          10,155               -
                                                                  --------        --------        --------

                                                                   122,528          73,364          64,803
                                                                  --------        --------        --------

Operating Loss                                                     (86,273)        (33,273)        (19,570)

Interest Income                                                      2,061           4,512           2,110
Interest Expense (includes $290 and $39 to                          (5,361)         (5,343)           (637)
 related party in fiscal 1999 and 1998; Note 9)
Equity in Losses of Joint Ventures (Note 4)                           (200)         (1,203)           (700)
Other Expense (Note 13)                                             (3,399)              -               -
                                                                  --------        --------        --------

Loss Before Income Taxes                                           (93,172)        (35,307)        (18,797)
Income Tax (Provision) Benefit (Note 7)                               (159)         (5,879)          6,392
                                                                  --------        --------        --------

Net Loss                                                          $(93,331)       $(41,186)       $(12,405)
                                                                  ========        ========        ========

Basic and Diluted Loss per Share                                  $  (2.37)       $  (1.07)       $   (.31)
                                                                  ========        ========        ========

Basic and Diluted Weighted Average Shares                           39,340          38,528          40,075
                                                                  ========        ========        ========













The accompanying notes are an integral part of these consolidated financial statements.

ThermoLase Corporation                                                          1999 Financial Statements

                                        Consolidated Balance Sheet

                                                                                  October 2,    October 3,
(In thousands)                                                                          1999          1998
------------------------------------------------------------------------------ ------------- -------------

Assets
Current Assets:
 Cash and cash equivalents (includes $51,246 under                                $   1,358     $   52,831
   repurchase agreement with affiliated company in fiscal
   1998)
 Advance to affiliate                                                                15,387              -
 Available-for-sale investments, at quoted market value                                   -          3,072
   (amortized cost of  $3,072; Note 2)
 Accounts receivable, less allowances of $2,080 and $490 (Note 13)                    3,959          4,339
 Inventories                                                                          4,374          6,825
 Other current assets (Note 13)                                                       4,000              -
 Prepaid expenses                                                                        85            698
 Due from parent company and affiliated companies                                       486              -
                                                                                  ---------     ----------

                                                                                     29,649         67,765
                                                                                  ---------     ----------

Property, Plant, and Equipment, at Cost, Net (Note 13)                                2,889         43,430
                                                                                  ---------     ----------

Other Assets (Note 13)                                                                5,817          7,531
                                                                                  ---------     ----------

Cost in Excess of Net Assets of Acquired Companies (Notes 3 and 13)                   7,623         15,489
                                                                                  ---------     ----------

                                                                                  $  45,978     $  134,215
                                                                                  =========     ==========



ThermoLase Corporation                                                          1999 Financial Statements

                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                              October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Liabilities and Shareholders' Investment
Current Liabilities:
 Accounts payable                                                                 $     932     $    3,221
 Accrued payroll and employee benefits                                                  741          1,633
 Accrued restructuring costs (Note 13)                                               18,841          5,153
 Other accrued expenses                                                               3,973          5,961
 Due to parent company and affiliated companies                                           -          3,200
                                                                                  ---------     ----------

                                                                                     24,487         19,168
                                                                                  ---------     ----------
Long-term Obligations:
 4 3/8% Subordinated Convertible Debentures (includes $8,225 and                    115,000        115,000
   $4,500 of related-party debt; Note 9)
 Other                                                                                    -             66
                                                                                  ---------     ----------

                                                                                    115,000        115,066
                                                                                  ---------     ----------

Deferred Lease Liability                                                                195          1,172
                                                                                  ---------     ----------

Common Stock Subject to Redemption (Note 1)                                          40,500         40,500
                                                                                  ---------     ----------

Commitments and Contingencies (Notes 8 and 10)

Shareholders' Investment (Notes 5 and 6):
 Common stock, $.01 par value, 100,000,000 shares authorized;                           408            408
   40,829,132  shares issued
 Capital in excess of par value                                                      36,360         36,279
 Accumulated deficit                                                               (150,438)       (57,107)
 Treasury stock at cost, 1,481,136 and 1,531,025 shares                             (20,534)       (21,271)
                                                                                  ---------     ----------

                                                                                   (134,204)       (41,691)
                                                                                  ---------     ----------

                                                                                  $  45,978     $  134,215
                                                                                  =========     ==========














The accompanying notes are an integral part of these consolidated financial statements.

ThermoLase Corporation                                                          1999 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                Year Ended
                                                                 -----------------------------------------
                                                                 October 2,      October 3,  September 27,
(In thousands)                                                         1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Operating Activities
 Net loss                                                         $(93,331)       $(41,186)       $(12,405)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                                   6,015           7,234           4,345
     Provision for losses on accounts receivable (Note 13)           1,891              88              83
     Decrease (increase) in prepaid income taxes                         -           5,567          (6,236)
     Increase in deferred lease liability                               62              71             885
     Equity in losses of joint ventures (Note 4)                       200           1,203             700
     Noncash restructuring costs (Note 13)                          37,238           4,193               -
     Other noncash items                                             5,325               -               -
     Changes in current accounts, excluding the
       effects of acquisition and sale of spas:
        Accounts receivable                                         (1,716)          1,275          (1,374)
        Inventories                                                    363          (3,450)          1,021
        Other current assets                                          (272)          1,158            (714)
        Accounts payable                                            (2,150)         (2,426)            (16)
        Other current liabilities                                   11,224           1,804           3,767
                                                                  --------        --------        --------

          Net cash used in operating activities                    (35,151)        (24,469)         (9,944)
                                                                  --------        --------        --------

Investing Activities
 Acquisition, net of cash acquired (Note 3)                              -          (4,180)              -
 Advances to affiliate, net                                        (15,387)              -               -
 Purchases of available-for-sale investments                             -          (4,000)        (10,400)
 Proceeds from maturities of available-for-sale                      3,072          13,400          41,500
   investments
 Purchases of property, plant, and equipment                        (5,134)         (4,513)        (26,807)
 Increase in other assets                                             (250)           (983)         (1,144)
 Advance under a note receivable from related                            -          (1,667)              -
  party
 Other                                                               1,297             230               -
                                                                  --------        --------        --------

          Net cash provided by (used in)                          $(16,402)       $ (1,713)       $  3,149
            investing activities
                                                                  --------        --------        --------




ThermoLase Corporation                                                          1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Financing Activities
 Net proceeds from issuance of subordinated                       $      -        $      -        $112,551
   convertible debentures (Note 9)
 Purchases of Company common stock                                       -          (8,806)        (26,072)
 Net proceeds from issuance of Company common stock                    123             776             625
   and sale of put options
 Payment of withholding taxes related to stock                         (25)           (792)           (891)
   option exercises
 Net proceeds from common stock exchange offer                           -               -             502
   (Notes 1 and 5)
 Other                                                                 (18)             (8)              -
                                                                  --------        --------        --------

          Net cash provided by (used in)                                80          (8,830)         86,715
            financing activities
                                                                  --------        --------        --------

Increase (Decrease) in Cash and Cash Equivalents                   (51,473)        (35,012)         79,920
Cash and Cash Equivalents at Beginning of Year                      52,831          87,843           7,923
                                                                  --------        --------        --------

Cash and Cash Equivalents at End of Year                          $  1,358        $ 52,831        $ 87,843
                                                                  ========        ========        ========

Cash Paid For
 Income taxes                                                     $      -        $      -        $     70
 Interest                                                         $  5,037        $  5,074        $      -

Noncash Activities
 Fair value of assets of acquired company                         $      -        $ 17,128        $      -
 Cash paid for acquired company                                          -          (4,180)              -
 Issuance of Company common stock for acquired                           -          (7,975)              -
   company
                                                                  --------        --------        --------

   Liabilities assumed of acquired company                        $      -        $  4,973        $      -
                                                                  ========        ========        ========

 Exchange of common stock for common stock subject                $      -        $      -        $ 40,500
   to redemption (Notes 1 and 5)                                  ========        ========        ========












The accompanying notes are an integral part of these consolidated financial statements.


ThermoLase Corporation                                                          1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

                                                                                Year Ended
                                                                ------------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Comprehensive Income
Net Loss                                                         $ (93,331)      $ (41,186)      $ (12,405)

Other Comprehensive Items:
 Net unrealized gain on available-for-sale investments                   -              10              37
                                                                 ---------       ---------       ---------

                                                                 $ (93,331)      $ (41,176)      $ (12,368)
                                                                 =========       =========       =========

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning and end of year                            $     408       $     408       $     408
                                                                 ---------       ---------       ---------

Capital in Excess of Par Value:
 Balance at beginning of year                                       36,279          46,379          85,813
 Activity under employees' and directors' stock plans                 (639)         (3,986)         (2,969)
 Issuance of Company common stock for acquisition (Note 3)               -          (6,114)              -
 Effect of common stock exchange offer (Notes 1 and 5)                   -               -         (36,759)
 Net proceeds from sale of common stock and put options                  -               -             294
 Due from affiliated company for tax benefit utilized                  720               -               -
  (Note 7)
                                                                 ---------       ---------       ---------

 Balance at end of year                                             36,360          36,279          46,379
                                                                 ---------       ---------       ---------

Accumulated Deficit:
 Balance at beginning of year                                      (57,107)        (15,921)         (3,516)
 Net loss                                                          (93,331)        (41,186)        (12,405)
                                                                 ---------       ---------       ---------

 Balance at end of year                                           (150,438)        (57,107)        (15,921)
                                                                 ---------       ---------       ---------

Treasury Stock:
 Balance at beginning of year                                      (21,271)        (30,523)         (3,621)
 Activity under employees' and directors' stock plans                  737           3,969           2,409
 Issuance of Company common stock for acquisition (Note 3)               -          14,089               -
 Purchases of Company common stock                                       -          (8,806)        (26,072)
 Effect of common stock exchange offer (Notes 1 and 5)                   -               -          (3,239)
                                                                 ---------       ---------       ---------

 Balance at end of year                                            (20,534)        (21,271)        (30,523)
                                                                 ---------       ---------       ---------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                            -             (10)            (47)
 Other comprehensive items                                               -              10              37
                                                                 ---------       ---------       ---------

 Balance at end of year                                                  -               -             (10)
                                                                 ---------       ---------       ---------

                                                                 $(134,204)      $ (41,691)      $     333
                                                                 =========       =========       =========



The accompanying notes are an integral part of these consolidated financial statements.



ThermoLase Corporation                                                          1999 Financial Statements

                     Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoLase Corporation (the Company) operates in two business segments:
Hair-removal and Related Activities (Hair Removal) and Health and Beauty
Products. The Company's Hair Removal segment has developed a laser-based system called SoftLight(R) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to impact hair follicles. In May 1998, the Company received clearance from the U.S. Food and Drug Administration to market laser-based skin-resurfacing services. The Company has marketed the SoftLight hair-removal and the SoftLight Laser Peel skin-resurfacing services through its day spa locations through June 1999, and through a network of independent doctors who paid the Company a per-procedure or minimum royalty and/or a flat periodic fee, as well as internationally through joint ventures and other licensing arrangements. The Company also has offered licensees the opportunity to purchase or lease SoftLight lasers in lieu of paying ongoing licensing fees. During fiscal 1999, the Company began the process of terminating its physician-licensing program, and terminated or renegotiated the terms of its licensing arrangements in various countries following a decision to substantially exit the hair-removal business (Note 13).
      In June 1998, the Company acquired The Greenhouse Spa, Inc. (Note 3), a luxury, destination spa located in Texas. In connection with this acquisition, the Company converted its domestic Spa Thira locations into facilities that were operated under The Greenhouse Spa name. The Company provided hair-removal and skin-resurfacing services as well as more traditional day spa services, such as massages and facials, through its Greenhouse day spas, prior to their sale in June 1999 (Note 13).
      The Company's Creative Beauty Innovations, Inc. (CBI) subsidiary represents the Health and Beauty Products segment, which manufactures and markets skin-care, bath, and body products and markets dietary supplements.

Relationship with ThermoTrex Corporation and Thermo Electron Corporation
      The Company was incorporated in January 1993 as a wholly owned subsidiary of ThermoTrex Corporation. As of October 2, 1999, ThermoTrex owned 27,960,996 shares of the Company's common stock, representing 71% of such stock outstanding. ThermoTrex is an 80%-owned subsidiary of Thermo Electron
Corporation. As of October 2, 1999, Thermo Electron owned 5,473,935 shares of the Company's common stock, representing 14% of such stock outstanding.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into Thermo Electron. As a result, the Company would become a wholly owned subsidiary of Thermo Electron (Note 14).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.
      The Company accounts for investments in joint ventures in which it owns between 20% and 50% using the equity method. Under the equity method, the Company records its initial investment in each joint venture at cost and adjusts the carrying value of the investment to recognize its proportionate share of the joint venture's earnings or losses. In instances where the Company has no obligation to provide additional funding to a joint venture, the Company discontinues applying the equity method when its investment has been reduced to zero.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest
September 30. References to fiscal 1999, 1998, and 1997 are for the years ended
October 2, 1999, October 3, 1998, and September 27, 1997, respectively. Fiscal
1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.



1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Revenue Recognition
      The Company generally recognizes product revenues upon shipment of its products. Prior to the Company exiting the spa business in June 1999 (Note 13), the Company offered a variety of treatment plans for its spa-based services, which included one-time services and multiple treatment plans that provided varying numbers of treatments or treatment periods. The Company recognized revenue from the one-time treatment plan upon performance of the related service. Revenues from multiple treatment plans were recognized over the anticipated treatment period, which was six months in each period based upon the average service pattern for customers treated.
      The Company earned an initial technology licensing fee and ongoing royalties from licensing its SoftLight technology to a network of independent physicians. Initial nonrefundable technology licensing fees were recorded as revenue at the time the technology was transferred to the practitioner.
Royalties arising from hair-removal and skin-resurfacing procedures performed by these physicians were recognized when such procedures were performed.
      During fiscal 1998, the Company initiated the process of modifying the terms of its physician-licensing program under which per-procedure royalties were reduced or eliminated and a minimum royalty and/or flat periodic fee was required. Minimum royalties and flat fees were recognized monthly. During fiscal
1999, the Company began to terminate its physician-licensing program and by the end of calendar 1999 will no longer earn monthly royalties from licensees.
      The Company earned an initial technology licensing fee and ongoing technology licensing royalties from its international arrangements. Initial nonrefundable technology licensing fees were recorded as revenue at the time the technology was transferred. Ongoing technology licensing royalties were recorded when earned in accordance with contractual terms. The accompanying statement of operations includes international licensing fees of $724,000, $2,760,000, and $4,195,000 in fiscal 1999, 1998, and 1997, respectively. During fiscal 1999, the Company terminated or renegotiated the terms of its licensing arrangements in various countries (Note 13).

Pre-opening Spa Costs
      The Company expensed all pre-opening costs associated with the establishment and startup of its former Spa Thira salons as such costs were incurred.

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

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 6). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      The Company was required to file its own federal income tax returns for fiscal 1997 and 1998 because ThermoTrex's and Thermo Electron's equity ownership in the Company was below 80%. Effective in the second quarter of fiscal 1999, ThermoTrex's and Thermo Electron's equity ownership of the Company exceeded 80%.
As a result, the Company and ThermoTrex will be included in Thermo Electron's consolidated tax return as provided for under a tax allocation agreement between the Company and Thermo Electron. This agreement provides that Thermo Electron charges or pays the Company amounts based on the Company's relative contribution to Thermo Electron's tax liability.


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return, subject to determination of the need for a valuation allowance for any deferred tax assets (Note 7).

Loss per Share
      Basic loss per share has been computed by dividing net loss by the weighted average number of shares outstanding during the period. Diluted loss per share does not differ from basic loss per share because the effect of assuming the conversion of convertible obligations and the elimination of the related interest expense, the exercise of stock options, and the effect of redeemable common stock would be antidilutive, due to the Company's net loss in the periods presented. Options to purchase 2,031,000, 2,672,000, and 2,912,000 shares of common stock were not included in the computation of diluted loss per share for fiscal 1999, 1998, and 1997, respectively, due to the Company's net loss position in each period. In addition, the computation of diluted loss per share for each period excludes the effect of assuming the conversion of the Company's $115,000,000 principal amount of 4 3/8% subordinated convertible debentures, convertible at $17.385 per share, due to the Company's net loss position.

Cash and Cash Equivalents
      At fiscal year-end 1998, $51,246,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead.
The components of inventories are as follows:

(In thousands)                                                                            1999        1998
--------------------------------------------------------------------------------        ------      ------

Raw Materials and Supplies                                                              $3,240      $2,771
Work in Process                                                                            384         759
Finished Goods                                                                             750       3,295
                                                                                        ------      ------

                                                                                        $4,374      $6,825
                                                                                        ======      ======

ThermoLase Corporation                                                          1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

      The Company periodically reviews the quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of product revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: building, 40 years; machinery and equipment, 5 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                            1999        1998
-----------------------------------------------------------------------------------    -------     -------

Land                                                                                   $     -     $   730
Building                                                                                     -       7,494
Machinery and Equipment                                                                  4,554      30,773
Leasehold Improvements                                                                   1,450      15,709
                                                                                       -------     -------

                                                                                         6,004      54,706
Less:  Accumulated Depreciation and Amortization                                         3,115      11,276
                                                                                       -------     -------

                                                                                       $ 2,889     $43,430
                                                                                       =======     =======

Other Assets
      Other assets includes the long-term portion of a note receivable recorded at its estimated fair value (Note 13). Other assets also include a cost method investment in a private company that was written down to its estimated realizable value in fiscal 1999 (Note 13) and deferred debt expense, which is amortized over the term of the debt.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of the acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $1,367,000 and $1,187,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss. At October 2, 1999, this asset relates to the Company's CBI subsidiary.

Deferred Lease Liability
      Deferred lease liability in the accompanying balance sheet represents facilities rent that is being recognized ratably over the respective lease terms.

Common Stock Subject to Redemption
      In April 1997, the Company completed an exchange offer whereby its shareholders had the opportunity to exchange one share of existing Company common stock and $3.00 (in cash or Company common stock) for a new unit consisting of one share of Company common stock and one redemption right. The redemption right entitles the holder to sell the related share of common stock to the Company for $20.25 during the period from April 3, 2001, through April
30, 2001. The redemption right will expire and become worthless if the closing price of Company common stock is at least $26.00 for 20 of any 30 consecutive trading days. The redemption rights are guaranteed on a


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

subordinated basis by Thermo Electron. ThermoTrex has agreed to reimburse Thermo
Electron in the event Thermo Electron is required to make a payment under the guarantee. In connection with this offer, in April 1997, the Company issued
2,000,000 units in exchange for 2,261,706 shares of Company common stock and $502,000 in cash, net of expenses. As a result of these transactions, the Company reclassified $40,500,000 from "Shareholders' investment" to "Common stock subject to redemption," based on the issuance of 2,000,000 redemption rights, each carrying a maximum liability to the Company of $20.25.
      During fiscal 1999, Thermo Electron purchased 1,620,000 of the Company's units in the open market.

Comprehensive Income
      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income (loss) and "other comprehensive items," which prior to fiscal 1999 represented unrealized net of tax gains and losses on available-for-sale investments.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      As discussed in Note 13, during fiscal 1999, the Company recorded significant restructuring and related costs associated with its Hair Removal segment. These amounts include management's best estimate of the exit costs associated with this business. It is reasonably possible that the amounts that the Company will ultimately expend could differ materially in the near term from the amounts recorded in the accompanying financial statements. The Company's estimates will be affected principally by the amount of future sublease income from its leased facilities and the result of any negotiations to settle the lease obligations.

Presentation
      Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

2.    Available-for-sale Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying fiscal 1998 balance sheet, are carried at market value and represent investments in government-agency securities in which the cost approximated market value.

3.    Acquisition

      In June 1998, a wholly owned subsidiary of the Company merged with The
Greenhouse Spa, Inc., exchanging 1,000,000 shares of Company common stock, valued at $7,975,000 at the time of the transaction, and the repayment of $4,180,000 of debt for all of the outstanding stock of The Greenhouse Spa. The
Greenhouse Spa operated a luxury, destination spa in Arlington, Texas.
      The acquisition was accounted for using the purchase method of accounting, and results of its operations have been included in the accompanying financial statements from the date of acquisition through the date of sale. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $7,686,000, which was being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired. Pro forma data is not presented as this acquisition was not material to the Company's results of operations.
      In connection with certain restructuring activities, the Company sold The
Greenhouse Spa in June 1999 (Note 13).


4.    Joint Ventures

      The Company entered into joint venture arrangements to market its SoftLight system internationally. The Company currently has two joint venture arrangements in which it holds a 46% and 50% stake. Amounts advanced under such arrangements totaled $2,650,000 in fiscal 1998 and $1,144,000 in fiscal 1997. No amounts were advanced in fiscal 1999. As of October 2, 1999, the Company had no material obligation for further funding of such arrangements. The accompanying fiscal 1999, 1998, and 1997 statement of operations includes $200,000, $1,203,000, and $700,000, respectively, of equity in losses of joint ventures, reflecting the Company's share of losses from joint venture operations. During fiscal 1998, the Company liquidated its joint venture relating to the SoftLight system in France and in fiscal 1999 terminated or renegotiated the terms of its remaining joint venture arrangements (Note 13). The costs associated with these actions are included in restructuring and nonrecurring costs in the accompanying statement of operations.

5.    Common Stock

Exchange Offer
      In April 1997, the Company completed an exchange offer whereby the Company received 2,261,706 shares of its common stock and $502,000 in cash, net of expenses, from its shareholders in exchange for 2,000,000 units of common stock subject to redemption (Note 1).

Reserved Shares
      At October 2, 1999, the Company had reserved 9,799,000 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of its subordinated convertible debentures.

6.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. Two other plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. As of fiscal year-end 1999, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one to ten year period after the first anniversary of the grant date, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.


6.    Employee Benefit Plans (continued)

      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 465,000 shares at a weighted average exercise price of $13.62 per share elected to participate in this exchange and, as a result, received options to purchase 232,000 shares of Company common stock at $4.66 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  ------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year           2,492     $ 7.57    2,888     $ 8.72     2,820     $ 7.50
 Granted                                           321       4.46      972       7.51       341      14.97
 Exercised                                         (54)      2.24     (358)      2.12      (173)      1.91
 Forfeited                                        (534)     11.88   (1,010)     12.74      (100)      7.33
 Canceled due to exchange                         (465)     13.62        -          -         -          -
                                                 -----               -----               ------

Options Outstanding, End of Year                 1,760     $ 4.26    2,492     $ 7.56     2,888     $ 8.72
                                                 =====     ======    =====     ======    ======     ======

Options Exercisable                              1,760     $ 4.26    2,492     $ 7.56     2,888     $ 8.72
                                                 =====     ======    =====     ======    ======     ======

Options Available for Grant                      1,225                 548                  410
                                                 =====               =====               ======

      A summary of the status of the Company's stock options at October 2, 1999, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
                                                           Number            Weighted            Weighted
                                                               of             Average             Average
                                                           Shares           Remaining            Exercise
Range of Exercise Prices                           (In thousands)    Contractual Life               Price
------------------------------------------------ ----------------- ------------------- -------------------

$  1.75 - $  8.66                                           1,672           4.3 years              $  3.52
   8.67 -   15.57                                              23           6.3 years                12.57
  15.58 -   22.47                                              30           4.4 years                16.29
  22.48 -   29.38                                              35           7.9 years                23.93
                                                            -----

$  1.75 - $29.38                                            1,760           4.4 years              $  4.26
                                                            =====



6.    Employee Benefit Plans (continued)

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo
Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

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

(In thousands except per share amounts)                                      1999       1998        1997
---------------------------------------------------------------------   ---------  ---------   ---------

Net Loss:
 As reported                                                            $(93,331)  $(41,186)   $(12,405)
 Pro forma                                                               (93,873)   (41,910)    (12,848)

Basic and Diluted Loss per Share:
 As reported                                                               (2.37)     (1.07)       (.31)
 Pro forma                                                                 (2.39)     (1.09)       (.32)

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $2.31, $3.84, and $8.34 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                             1999       1998        1997
---------------------------------------------------------------------   ---------  ---------   ---------

Volatility                                                                    52%        51%         50%
Risk-free Interest Rate                                                      4.8%       5.6%        6.3%
Expected Life of Options                                                5.3 years  5.1 years   6.1 years

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



6.    Employee Benefit Plans (continued)

401(k) Savings Plan
      The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $182,000, $220,000, and $207,000 in fiscal 1999, 1998, and 1997, respectively.

7.    Income Taxes

      The components of the income tax (provision) benefit are as follows:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Currently Payable:
 Federal                                                                   $     -     $     -     $     -
 State                                                                        (159)          -         (27)
                                                                           -------     -------     -------

                                                                              (159)          -         (27)
                                                                           -------     -------     -------

Prepaid (Deferred):
 Federal                                                                         -      (5,879)      6,226
 State                                                                           -           -         193
                                                                           -------     -------     -------

                                                                                 -      (5,879)      6,419
                                                                           -------     -------     -------

                                                                           $  (159)    $(5,879)    $ 6,392
                                                                           =======     =======     =======

      The income tax (provision) benefit in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to loss before income taxes due to the following:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Income Tax (Provision) Benefit at Statutory Rate                          $ 31,678    $ 12,004    $  6,391
Differences Resulting From:
 State income taxes, net of federal tax                                       (159)          -         110
 Nondeductible expenses                                                       (161)       (120)       (109)
 Increase in valuation allowance                                           (31,517)    (17,763)          -
                                                                          --------    --------    --------

                                                                          $   (159)   $ (5,879)   $  6,392
                                                                          ========    ========    ========


7.    Income Taxes (continued)

      Prepaid income taxes in the accompanying balance sheet consists of the following:

(In thousands)                                                                           1999        1998
---------------------------------------------------------------------------------- ------------ ----------

Prepaid Income Taxes:
 Net operating loss carryforward                                                      $39,897      $19,634
 Inventory basis differences                                                            1,251          409
 Accruals and other reserves                                                            8,294        2,598
 Accrued compensation                                                                     262          280
 Fixed assets                                                                             753       (3,609)
 Other, net                                                                               883          511
                                                                                      -------      -------

                                                                                       51,340       19,823
 Less:  Valuation allowance                                                            51,340       19,823
                                                                                      -------      -------

                                                                                      $     -      $     -
                                                                                      =======      =======
      The valuation allowance relates primarily to loss carryforwards. During fiscal 1998, the Company established a valuation allowance totaling $5,879,000 for previously benefited loss carryforwards. The Company took this action as a result of increased operating losses, uncertainty concerning its ability to successfully convert its existing spas to Greenhouse day spas (Note 1), and resulting uncertainty concerning realization of the tax asset. Based on these factors, the Company concluded in fiscal 1998 that it was more likely than not that the tax benefit from the Company's loss carryforwards would not be realized. As of October 2, 1999, the Company had federal tax net operating loss carryforwards of approximately $114,000,000 that will begin to expire in fiscal
2009.
      As of June 1999, ThermoTrex's and Thermo Electron's combined equity ownership of the Company increased to greater than 80%, and as a result, the
Company and ThermoTrex will be included in Thermo Electron's consolidated federal income tax return for periods thereafter. The majority of the existing tax loss carryforwards of the Company were generated at a time when it was not in a consolidated tax group with Thermo Electron. The Company's ability to obtain a benefit for such tax loss carryforwards is dependent on the level of its future taxable income. Tax losses incurred by the Company after it became part of a consolidated tax group with Thermo Electron in June 1999 may be usable by Thermo Electron under certain circumstances, and the Company will be paid by Thermo Electron for the use of such tax losses pusuant to a tax allocation agreement with Thermo Electron. Such payments are reflected as contributions to shareholders' investment. As of October 2, 1999, the Company has recorded a receivable of $720,000 from Thermo Electron for the tax benefit resulting from approximately $2,000,000 of losses generated by the Company subsequent to being included in the Thermo Electron consolidated tax group.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar years 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $290,000, $348,000, and $452,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the
Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.


ThermoLase Corporation                                                          1999 Financial Statements

                                Notes to Consolidated Financial Statements

8.    Related-party Transactions (continued)

Other Related-party Services
      ThermoTrex provided personnel administration, accounting, data processing, and general administrative management services to the Company, and charged the Company based on actual usage. This agreement was terminated during fiscal 1997 and services are no longer being provided. The Company was charged $144,000 for these services in fiscal 1997.

Operating Leases
      Through the third quarter of fiscal 1999, the Company subleased office and research facilities from ThermoTrex and was charged for the actual square footage occupied at approximately the same cost-per-square-foot paid by ThermoTrex under its prime lease. The accompanying statement of operations includes expenses from this sublease of $111,000, $306,000, and $296,000 in fiscal 1999, 1998, and 1997, respectively.

Laser Manufacturing Arrangement
      During fiscal 1999, 1998, and 1997, the Company purchased laser systems and components at an aggregate cost of $3,414,000, $2,902,000, and $11,390,000, respectively, from Trex Medical Corporation, a majority-owned subsidiary of ThermoTrex.

Other Related-party Purchases
      During fiscal 1999 and 1998, the Company purchased products totaling
$169,000 and $241,000, respectively, from Bird Products Corporation, a wholly owned subsidiary of Thermo Electron.

Subordinated Convertible Debentures
      See Note 9 for subordinated convertible debentures of the Company that are held by Thermo Electron.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

9.    Subordinated Convertible Debentures

      In August 1997, the Company issued and sold at par value $115,000,000 principal amount of 4 3/8% subordinated convertible debentures due 2004 (Note
14). The debentures are convertible into shares of the Company's common stock at a conversion price of $17.385 per share and are guaranteed on a subordinated basis by Thermo Electron. ThermoTrex has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
Thermo Electron purchased $3,725,000 and $4,500,000 principal amount of such debentures in the open market in fiscal 1999 and 1998, respectively.
      See Note 11 for fair value information pertaining to these debentures.

10.   Commitments and Contingencies

Operating Leases
      In addition to the leases described in Note 8, the Company occupies office, manufacturing, warehouse, and service facilities under various operating lease arrangements. The accompanying statement of operations includes expenses from operating leases of $4,436,000, $4,867,000, and $3,806,000 in fiscal 1999,
1998, and 1997, respectively. Future minimum payments due under noncancellable operating leases as of October 2, 1999, are $2,954,000 in fiscal 2000;
$2,976,000 in fiscal 2001; $3,019,000 in fiscal 2002; $3,080,000 in fiscal 2003;
$2,751,000 in fiscal 2004; and $9,816,000 in fiscal 2005 and thereafter. Total future minimum lease payments are $24,596,000, of


10.   Commitments and Contingencies (continued)

which $21,798,000 relates to lease payments for the spas that have been closed and sold, for which the Company will be responsible in the event that the buyer of the Greenhouse day spas does not continue to sublease these facilities. This amount, net of assumed sublease income, is included in accrued restructuring costs in the accompanying fiscal 1999 balance sheet (Note 13).

Technology License Agreement
      In February 1993, the Company entered into an irrevocable exclusive technology license agreement for the use of the laser-based hair-removal system technology. Under the terms of the agreement, the Company will pay a royalty equal to 0.25% of the revenues recorded from the sale or use of the laser-based hair-removal system through February 10, 2010. No material amounts have been incurred under this agreement.

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

11.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, available-for-sale investments, accounts receivable, accounts payable, due to/from parent company and affiliated companies, subordinated convertible debentures, and common stock subject to redemption. The carrying amounts of the Company's cash and cash equivalents, advance to affiliate, accounts receivable, accounts payable, and amounts due to/from parent company and affiliated companies approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying fiscal 1998 balance sheet. The fair values were determined based on quoted market prices. See Note 2 for information pertaining to the fair value of available-for-sale investments.
      The fair value of the Company's subordinated convertible debentures, based on quoted market prices, was $90,850,000 and $95,519,000 at October 2, 1999, and October 3, 1998, respectively. The fair value is less than the carrying amount in both periods, primarily due to a decrease in the market price of the Company's common stock relative to the conversion price of the debentures.
      The fair value of the Company's common stock subject to redemption, based upon quoted market prices, was $34,750,000 and $30,750,000 at October 2, 1999, and October 3, 1998, respectively.

12.   Business Segment Information

      The Company organizes and manages its businesses by individual functional operating entity. The Company's businesses operate in two segments: Hair-removal and Related Activities (Hair Removal) and Health and Beauty Products.
      The Company's Hair Removal segment has marketed its SoftLight hair-removal and SoftLight Laser Peel skin-resurfacing services through a network of independent doctors as well as internationally through joint ventures and other licensing arrangements. The Company also has offered licensees the opportunity to purchase or lease SoftLight lasers in lieu of paying ongoing licensing fees.
Prior to the sale of the Greenhouse spas in June 1999 (Note 13), the


12.   Business Segment Information (continued)

Company provided hair-removal and skin-resurfacing services as well as more traditional day spa services, such as massages and facials, through its spa locations. During fiscal 1999, the Company began the process of terminating its physician-licensing program, and terminated or renegotiated the terms of its joint ventures and licensing arrangements in various countries.
      The Company's CBI subsidiary represents the Health and Beauty Products segment, which manufactures and markets skin-care, bath, and body products and markets dietary supplements.

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Revenues:
 Hair Removal                                                               $  13,159  $ 17,326   $  21,037
 Health and Beauty Products                                                    23,096    22,765      24,196
                                                                            ---------  --------   ---------

                                                                            $  36,255  $ 40,091   $  45,233
                                                                            =========  ========   =========

Loss Before Income Taxes:
 Hair Removal (a)                                                           $ (79,866) $(31,267)  $ (19,383)
 Health and Beauty Products (b)                                                (5,820)   (1,612)        604
 Corporate (c)                                                                   (587)     (394)       (791)
                                                                            ---------  --------   ---------

 Total operating loss                                                         (86,273)  (33,273)    (19,570)
 Interest and other income (expense), net                                      (6,899)   (2,034)        773
                                                                            ---------  --------   ---------

                                                                            $ (93,172) $(35,307)  $ (18,797)
                                                                            =========  ========   =========

Total Assets:
 Hair Removal (a)                                                           $   9,106  $ 53,299   $  46,478
 Health and Beauty Products (b)                                                18,948    21,719      18,347
 Corporate (d)                                                                 17,924    59,197     109,770
                                                                            ---------  --------   ---------

                                                                            $  45,978  $134,215   $ 174,595
                                                                            =========  ========   =========

Depreciation and Amortization:
 Hair Removal                                                               $   4,636  $  6,055   $   3,481
 Health and Beauty Products                                                     1,056       906         829
 Corporate                                                                        323       273          35
                                                                            ---------  --------   ---------

                                                                            $   6,015  $  7,234   $   4,345
                                                                            =========  ========   =========

Capital Expenditures:
 Hair Removal                                                               $   4,301  $  3,437   $  26,156
 Health and Beauty Products                                                       833     1,076         651
                                                                            ---------  --------   ---------

                                                                            $   5,134  $  4,513   $  26,807
                                                                            =========  ========   =========

(a) Reflects restructuring and related costs of $64.3 million and $10.2 million in fiscal 1999 and 1998, respectively, and the sale of spas in fiscal 1999.
(b) Reflects restructuring and related costs of $3.4 million in fiscal 1999.
(c) Primarily general and administrative expenses.
(d) Primarily cash and cash equivalents and advance to affiliate.


13.   Restructuring and Related Costs and Sale of Spas

Restructuring and Related Costs
      During fiscal 1998, the Company initiated certain restructuring activities, including the announced closure of three domestic spas and the termination of a joint venture that operated its spa in France following unsuccessful efforts to reduce significant operating losses at these facilities.
Two of the domestic spas were closed during the first quarter of fiscal 1999.
The Company closed the third spa, as well as two additional spas, in the third quarter of fiscal 1999. Also during fiscal 1999, the Company sold its remaining nine day spas, as well as the stock in its destination spa, The Greenhouse Spa, Inc., following a determination that the Company would be unable to operate these facilities profitably. In connection with the sale and closures announced in fiscal 1999, as well as other actions, the Company recorded restructuring and related costs of $67.7 million, including restructuring costs of $60.3 million, an investment write-down of $3.4 million, inventory provisions of $2.3 million, and provisions for uncollectible accounts receivable of $1.7 million. The restructuring costs include a $19.9 million loss on the sale of the spa business, discussed below; $17.4 million for the write-off of leasehold improvements and equipment, primarily pertaining to the hair-removal business;
$11.7 million for ongoing lease obligations, net of assumed sublease income;
$10.0 million of estimated costs to terminate certain other obligations related to the Company's hair-removal business (primarily payments to licensees and joint venture partners to sever relationships and terminate all existing arrangements); $0.4 million for losses on laser purchase commitments; $0.3 million for the write-down of investments in international joint ventures; and $0.4 million for other related charges. The fiscal 1999 restructuring charges are net of a reduction of $1.2 million in the cost of the fiscal 1998 restructuring plan, principally due to the favorable resolution of certain lease obligations. In addition, fiscal 1999 restructuring costs include $0.2 million of severance costs for 26 employees across all functions, 23 of whom were terminated during fiscal 1999. The fiscal 1999 restructuring actions commenced in June 1999, and are expected to be substantially completed by the middle of calendar 2000.
      Provisions for severance and leases were accounted for in accordance with Emerging Issues Task Force Pronouncement No. 94-3. In the accompanying statement of operations, the inventory provisions are included in cost of product revenues, the provisions for uncollectible accounts receivable are included in selling, general, and administrative expenses, and the investment write-down is included in other expense. The inventory provisions were for certain branded product lines at the Company's CBI subsidiary that have been discontinued and the investment write-down was to reduce the carrying value of the Company's investment in a privately held company to its estimated realizable value. The accounts receivable write-down resulted principally from certain international receivables that the Company deems uncollectible due to the decision to cease international operations and, to a lesser extent, from the bankruptcy of a retail chain customer of CBI.
      During fiscal 1998, the Company's Hair Removal segment recorded restructuring costs of $10.2 million. These costs consist of $4.6 million related to the closure of three domestic Spa Thira locations, including $2.4 million for the write-off of leasehold improvements and related spa assets and $2.2 million primarily for abandoned-facility payments, net of assumed sublease income. In addition, in connection with the closure of its spa in France, which operated under a joint venture agreement, the Company recorded costs of $3.6 million, including payments of $2.3 million to third parties to liquidate the joint venture and $1.3 million to write off its remaining investment.
Restructuring costs also include $1.9 million related to certain actions including the relocation of the Company's corporate office to its CBI subsidiary in Carrollton, Texas. This amount primarily represents severance of $1.1 million for 40 terminated employees and the write-off of fixed assets no longer of use.
The fiscal 1998 restructuring actions commenced in June 1998, and were completed during the first quarter of fiscal 2000. The fiscal 1998 restructuring plan was completed for $1.2 million less than had been accrued, primarily as a result of a favorable settlement of certain lease obligations. The


13.   Restructuring and Related Costs and Sale of Spas (continued)

charges recorded by the Company in fiscal 1999 and 1998 were substantially noncash except for amounts recorded as accrued restructuring costs. A summary of activity in accrued restructuring costs is as follows:

                                                                     Hair Removal Segment
                                                     -----------------------------------------------------
                                                                 Abandonment     Other Exit
                                                                   of Excess    Obligations
(In thousands)                                      Severance     Facilities                        Total
----------------------------------------------- -------------- -------------- -------------- -------------
Fiscal 1998 Restructuring Plan
 Provision charged to expense in fiscal 1998 (a)      $ 1,169        $ 2,399        $ 2,394        $ 5,962
 Fiscal 1998 usage                                       (757)             -            (52)          (809)
                                                      -------        -------        -------        -------

 Balance at October 3, 1998                               412          2,399          2,342          5,153
 Fiscal 1999 usage                                       (412)        (1,258)        (2,216)        (3,886)
 Transfer to fiscal 1999 restructuring                      -         (1,141)           (76)        (1,217)
   plan principally due to favorable
   resolution of lease obligations
                                                      -------        -------        -------        -------

 Balance at October 2, 1999                           $     -        $     -        $    50        $    50
                                                      =======        =======        =======        =======

Fiscal 1999 Restructuring Plan
 Transfer from fiscal 1998 restructuring              $     -        $ 1,141        $    76        $ 1,217
   plan principally due to favorable
   resolution of lease obligations
 Provision charged to expense in fiscal 1999 (b)          157         11,728         10,400         22,285
 Fiscal 1999 usage                                        (58)        (1,870)        (2,783)        (4,711)
                                                      -------        -------        -------        -------

 Balance at October 2, 1999                           $    99        $10,999        $ 7,693        $18,791
                                                      =======        =======        =======        =======

(a) Excludes noncash restructuring charges at the Hair Removal segment of $2.9 million, primarily for the write-off of leasehold improvements and related spa assets and $1.3 million for the write-off of its remaining investment in the joint venture in France.
(b) Excludes noncash restructuring charges at the Hair Removal segment of $19.9 million for the loss on the sale of the spa business, $17.3 million for the write-off of leasehold improvements and equipment, and $0.3 million for the write-down of investments in international joint ventures. Excludes noncash charges at the Health and Beauty Products segment of $0.1 million for the write-off of equipment no longer in use and $0.4 million for other related charges.

      Of the total restructuring costs accrued as of October 2, 1999, the Company expects to pay $0.5 million during the remainder of calendar 1999, $9.5 million in calendar 2000, and $8.8 million in calendar 2001 and thereafter through the expiration of various leases in fiscal 2014. The timing of these cash payments will be affected by the terms of any subleases or settlement arrangements with landlords.



13.   Restructuring and Related Costs and Sale of Spas (continued)

Sale of Spas
      In June 1999, the Company sold the stock of its destination spa, The
Greenhouse Spa, Inc., and the assets, subject to certain liabilities, of its domestic day spas to companies in which the former president of its day spa division has a controlling interest. The aggregate sales price of $12.5 million consists of two promissory notes that bear interest at 10% and are due in June
2000, subject to a six-month extension period that is contingent upon, among other conditions, payment of $4.0 million of the outstanding balance on the promissory note relating to the sale of The Greenhouse Spa, Inc. Accordingly, in the accompanying fiscal 1999 balance sheet, the $4.0 million current portion of the notes receivable is included in other current assets and the balance, which has been recorded at its estimated fair value, is classified as long-term, and is included in other assets. The Company recorded a loss of $19.9 million on the sale of the spa business during fiscal 1999. Unaudited revenues and operating losses before restructuring costs of the spa business were $9.0 million and $19.3 million, respectively, in fiscal 1999.

14.   Proposed Reorganization

      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into Thermo Electron. As a result, the Company would become a wholly owned subsidiary of Thermo Electron. The public shareholders of the Company would receive common stock in Thermo Electron in exchange for their shares. In December 1999, the boards of directors of the Company and Thermo
Electron approved a definitive agreement and plan of merger pursuant to which Thermo Electron would acquire all of the outstanding shares of Company common stock held by shareholders other than Thermo Electron and ThermoTrex in exchange for shares of Thermo Electron's common stock (TMO common stock). The Company's board of directors approved the merger agreement based on a recommendation of its special committee, which was charged with representing the interests of the Company's public shareholders.
      Under the agreement, the number of shares of TMO common stock to be issued to the Company's public shareholders will be determined at the completion of the merger (the effective date), as described below.

(1) If the average closing price of TMO common stock is between $11.925 and $17.887 for the 20 trading days prior to the effective date of the merger, a preliminary exchange ratio of 0.158 shares of TMO common stock for each share of Company common stock would be adjusted on the effective date by multiplying 0.158 by a fraction of which the numerator would be $14.906 (the average per-share closing price of TMO common stock for the 20 trading days ended December 13, 1999), and of which the denominator would be the average per-share closing price of TMO common stock for the 20 trading days ending on the day before the effective date.
(2) If the average closing price of TMO common stock for the 20 trading days prior to the effective date is below $11.925, the exchange ratio would be fixed at 0.198 shares of TMO common stock per share of Company common stock.
(3) If the average closing price of TMO common stock for the 20 trading days prior to the effective date is above $17.887, the exchange ratio would be fixed at 0.132 shares of TMO common stock per share of Company common stock.

      In addition, under the agreement, units of the Company (currently consisting of one share of Company common stock coupled with the right to have the Company redeem that share for $20.25 in April 2001) would be modified so that, following the merger, each unit would consist of a fractional share of TMO common stock (in an amount determined using the exchange ratio described above), which would be redeemable in April 2001 for $20.25. The cash value of the redemption right would remain constant before and after the merger.
      This proposal is subject to certain conditions including the completion of review by the Securities and Exchange Commission of certain required filings regarding the proposed transaction and listing on the New York Stock Exchange of TMO common stock to be issued in connection with the merger.



14.   Proposed Reorganization (continued)

      In October 1999, the American Stock Exchange (the Exchange) notified the
Company that if the Company did not have a definitive agreement to merge with Thermo Electron by December 15, 1999, the Exchange would request a meeting to discuss its intent to proceed with delisting the Company's shares from the Exchange due to a possible failure to meet listing requirements. Holders of the Company's subordinated convertible debentures would be entitled to have their debentures redeemed by the Company if the Company's shares are neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States. As a result of the agreement to merge with Thermo Electron, described above, the Company expects that its shares will continue to be listed through the completion of the merger transaction. Accordingly, the Company has classified the debentures as long-term in the accompanying fiscal 1999 balance sheet.

15.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                              First      Second  Third (a)     Fourth
------------------------------------------------------------- ---------- ----------- ---------- ----------

Revenues                                                        $ 9,546    $  9,815    $11,024    $  5,870
Gross Profit                                                     (1,844)     (2,060)    (5,432)        991
Net Loss                                                         (8,104)     (7,033)   (76,044)     (2,150)
Basic and Diluted Loss per Share                                   (.21)       (.18)     (1.93)       (.06)

1998                                                              First      Second      Third  Fourth (b)
------------------------------------------------------------- ---------- ----------- ---------- ----------

Revenues                                                        $13,449    $  8,092    $ 8,943    $  9,607
Gross Profit                                                      3,430      (1,339)       119           6
Net Loss                                                         (2,035)     (8,535)    (8,349)    (22,267)
Basic and Diluted Loss per Share                                   (.05)       (.22)      (.22)       (.57)

(a) Reflects restructuring and related costs of $67.7 million and the sale of spas.
(b) Reflects restructuring costs of $10.2 million and the establishment of a tax valuation allowance.




ThermoLase Corporation                                                          1999 Financial Statements

                                 Report of Independent Public Accountants

To the Shareholders and Board of Directors of ThermoLase Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoLase
Corporation (a Delaware corporation and 71%-owned subsidiary of ThermoTrex
Corporation) and subsidiaries as of October 2, 1999, and October 3, 1998, and the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended October 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoLase
Corporation and subsidiaries as of October 2, 1999, and October 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.



                                               Arthur Andersen LLP



Boston, Massachusetts
November 9, 1999 (except with respect to the matter discussed in Note 14, as to which the date is December 16, 1999)






ThermoLase Corporation                                                          1999 Financial Statements

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

Overview

      The Company's businesses operate in two segments: Hair-removal and Related
Activities (Hair Removal) and Health and Beauty Products. The Company's Hair
Removal segment has developed a laser-based system called SoftLight(R) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the U.S. Food and Drug Administration (FDA) to commercially market hair-removal services using the SoftLight system. The Company began earning revenue from the SoftLight system in the first quarter of fiscal 1996 as a result of opening its first commercial location (Spa Thira) in November 1995. The Company opened a total of four spas during fiscal 1996, opened nine additional spas during fiscal 1997, and opened its fourteenth spa in October 1997. In May 1998, the Company received clearance from the FDA to market cosmetic skin-resurfacing services, known as the SoftLight Laser Peel, using the same laser as the Company's hair-removal system.
      In June 1996, the Company commenced a program to license to physicians and others the right to perform the Company's patented SoftLight hair-removal procedure. The Company also provides the licensees with the lasers and lotion that are necessary to perform the service. In June 1998, the Company began to offer the SoftLight Laser Peel procedure through its spas and other licensees.
      During the second quarter of fiscal 1998, the Company began to experience a decrease in revenues from its hair-removal services. In response to this trend and in an attempt to establish price points and other conditions designed to increase demand and revenues, in April 1998 the Company significantly reduced treatment prices at its spa locations and modified the terms and conditions offered to licensees. Under the terms of the modified licenses, per-procedure royalties were reduced or eliminated and a minimum royalty and/or flat periodic fee requirement was introduced. In fiscal 1999, the Company began offering licensees the opportunity to purchase or lease SoftLight lasers in lieu of paying ongoing license fees.
      Beginning in January 1996, the Company sought to market the SoftLight system internationally through joint ventures and other licensing arrangements.
      In connection with its June 1998 acquisition of The Greenhouse Spa, Inc., a full-service, luxury, destination spa (Note 3), the Company converted 11 domestic Spa Thiras to Greenhouse day spas. In addition to hair-removal and skin-resurfacing services, these facilities offered more traditional day-spa services, such as massages and facials. Following conversion of the facilities to Greenhouse day spas, significant losses continued and, during fiscal 1998, the Company initiated certain restructuring actions, including the announced closure of three of its domestic day spas and the termination of a joint venture that operated its spa in France. The Company closed two of the domestic day spas in November 1998 and the third spa, as well as two additional spas, were closed in the third quarter of fiscal 1999. In May 1999, the Company announced additional plans to undertake a broad-scale restructuring of its business. As part of the restructuring plan, the Company decided to exit the spa business and, as a result, sold The Greenhouse Spa, Inc., located in Arlington, Texas, and the remaining nine Greenhouse day spas. In addition, the Company has begun the process of terminating the physician-licensing program and has terminated or renegotiated the terms of its international joint venture arrangements as well as discontinuing certain branded product lines at the Company's Creative Beauty
Innovations, Inc. (CBI) subsidiary (Note 13). The Company expects to complete its restructuring plan by the middle of calendar 2000.



Overview (continued)

      The Company's CBI subsidiary represents the Health and Beauty Products segment, which manufactures and markets skin-care, bath, and body products and markets dietary supplements. This business represents the Company's principal operations following the sale of the spas and the termination of various licensing agreements.

Results of Operations

Fiscal 1999 Compared With Fiscal 1998
      Revenues were $36.3 million and $40.1 million in fiscal 1999 and 1998, respectively. The Company's Hair Removal segment earned service revenues of $10.2 million in fiscal 1999, compared with $17.3 million in fiscal 1998. Spa revenues decreased in fiscal 1999 primarily due to the sale and closure of the Company's Greenhouse day spas during the year (Note 13), as well as lower demand and price reductions at the Company's spas while they were in operation.
Revenues from the Company's licensing program decreased in fiscal 1999, compared with fiscal 1998, due to a reduction in the number of participating licensees, a reduction in royalty rates and other changes to the financial terms of the licenses, and a decrease in the number of one-time fees from new licensees.
During fiscal 1999, the Company began to terminate its licensing program, and by the end of calendar 1999 will no longer earn monthly royalties from licensees.
International revenues decreased due to a decline in minimum guaranteed payments recorded upon granting technology rights under international licensing arrangements. During fiscal 1999, the Company terminated or renegotiated the terms of its international licensing arrangements. These decreases in revenues were offset in part by an increase in revenues of $2.2 million from The
Greenhouse Spa, Inc., acquired in June 1998 (Note 3). In June 1999, the Company sold The Greenhouse Spa, Inc. (Note 13).
      The Company earned product revenues of $26.1 million in fiscal 1999, compared with $22.8 million in fiscal 1998. Product revenues include sales at the Health and Beauty Products segment, and in the fiscal 1999 period, beauty product sales at the Company's spas and lasers sold in international and domestic markets by the Company's Hair Removal segment. Product revenues at the Hair Removal segment increased due to the introduction of sales of SoftLight lasers in fiscal 1999, as well as an increase in sales of beauty products at the spas. As a result of the sale of the spa business in June 1999 (Note 13), the Company no longer sells its beauty products at the spas. Product revenues at the Health and Beauty Products segment increased to $23.1 million in fiscal 1999 from $22.8 million in fiscal 1998, primarily due to increased demand for its custom products.
      The gross profit margin was negative 23% in fiscal 1999 compared with a gross profit margin of 6% in fiscal 1998. The Company's service revenues had a negative gross profit of $13.8 million in fiscal 1999, compared with a negative gross profit of $5.0 million in fiscal 1998. This decrease in gross profit was primarily due to increased overhead costs as a result of the assembly of a management team to oversee the spa operations prior to the Company's decision to sell the spa business and increased spa-specific marketing and advertising expenses related to the Company's conversion of its existing spas to Greenhouse day spas prior to their sale. To a lesser extent, the gross profit margin decreased due to a reduction in higher-margin minimum guaranteed payments relating to international licensing arrangements and initial sign-up fees relating to the licensing program. The Company's product revenues had a gross profit margin of 21% in fiscal 1999 compared with 32% in fiscal 1998, primarily due to the write-off of inventory related to exiting certain branded product lines (Note 13) and, to a lesser extent, changes in product mix.
      Selling, general, and administrative expenses decreased to $16.1 million in fiscal 1999 from $22.3 million in fiscal 1998, primarily due to ongoing cost reduction efforts implemented by the Company during the second half of fiscal
1998. These efforts primarily included reductions in personnel. This decrease was offset in part by a $1.7 million provision for uncollectible accounts receivable (Note 13), principally for accounts receivable from parties with whom the Company is terminating business relationships.



Fiscal 1999 Compared With Fiscal 1998 (continued)
      Research and development expenses decreased to $1.5 million in fiscal 1999 from $3.0 million in fiscal 1998, primarily due to a reduction in the number of outside testing facilities and consultants used by the Company, as well as a reduction in payroll costs.
      During fiscal 1999, the Company undertook certain restructuring actions, including the sale of The Greenhouse Spa, Inc. and the remaining nine Greenhouse day spas, as well as other actions. As a result, the Company recorded restructuring and nonrecurring costs of $60.3 million (Note 13). The Company expects that the restructuring actions will be completed by the middle of calendar 2000.
      Interest income decreased to $2.1 million in fiscal 1999 from $4.5 million in fiscal 1998, primarily due to lower average invested balances. Interest expense was relatively unchanged at $5.4 million and $5.3 million in fiscal 1999 and 1998, respectively.
      Equity in losses of joint ventures in the accompanying statement of operations represents the Company's proportionate share of losses from its international joint ventures (Note 4).
      Other expense in fiscal 1999 represents the write-down of an investment to its net realizable value (Note 13).

Fiscal 1998 Compared With Fiscal 1997
      Revenues were $40.1 million and $45.2 million in fiscal 1998 and 1997, respectively. The Company's Hair Removal segment earned service revenues of $17.3 million in fiscal 1998, compared with $21.0 million in fiscal 1997. The decrease in revenues resulted in part from reduced demand and price reductions at the Company's Spa Thira locations in fiscal 1998 compared with fiscal 1997, offset in part by an increase in the number of U.S. spas to 14, compared with 13 spas in fiscal 1997. Revenues from the Company's licensing program decreased in fiscal 1998, compared with fiscal 1997, due to a reduction in royalty rates and other changes to the financial terms of the licenses and the termination of two significant licensing contracts, as well as a decrease in the number of one-time fees from new licensees. Service revenues included $2.8 million and $4.2 million in fiscal 1998 and 1997, respectively, for minimum guaranteed payments recorded upon granting technology rights under the Company's international licensing arrangements. These decreases in revenues were offset in part by the inclusion of $0.8 million in revenues from The Greenhouse Spa, Inc., acquired in June 1998
(Note 3).
      Product revenues at the Health and Beauty Products segment decreased to $22.8 million in fiscal 1998 from $24.2 million in fiscal 1997, primarily due to a shift by certain of its retail customers away from health- and beauty-aid sales.
      The gross profit margin decreased to 6% in fiscal 1998 from 20% in fiscal
1997. The Company's service revenues had a negative gross profit of $5.0 million in fiscal 1998, compared with gross profit of $1.4 million in fiscal 1997. Each period was impacted by the operations of the Spa Thira business, which was operating below maximum capacity as the Company attempted to develop its client base, expand its product lines, and refine its operating procedures. The gross profit margin decreased in fiscal 1998, primarily due to decreased revenues at the Company's Spa Thira locations and the licensing program, as well as increased fixed costs associated with operating more spas in fiscal 1998. This decrease in the gross profit margin was offset in part by the effect of licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. In addition, fiscal 1997 was negatively impacted by pre-opening costs incurred in connection with new spa openings. The Company's product revenues had a gross profit margin of 32% in both periods.
      Selling, general, and administrative expenses as a percentage of revenues increased to 56% in fiscal 1998 from 51% in fiscal 1997, primarily due to a decrease in revenues. Selling, general, and administrative expenses decreased to $22.3 million in fiscal 1998 from $23.0 million in fiscal 1997, primarily due to the cost reduction efforts implemented by the Company during the second half of fiscal 1998. These efforts primarily included reductions in personnel.
      Research and development expenses decreased to $3.0 million in fiscal 1998 from $5.7 million in fiscal 1997, primarily due to a reduction in the number of outside testing facilities and consultants used by the Company, as well as a reduction in payroll costs.


Fiscal 1998 Compared With Fiscal 1997 (continued)
      During fiscal 1998, the Company recorded restructuring costs of $10.2 million, primarily related to closing three of its domestic spas, closing its spa in France and liquidating the related French joint venture, and relocating its corporate office to its CBI subsidiary in Carrollton, Texas (Note 13).
      Interest income increased to $4.5 million in fiscal 1998 from $2.1 million in fiscal 1997, primarily due to interest income earned on the invested proceeds from the Company's August 1997 issuance of $115.0 million principal amount of 4
3/8% subordinated convertible debentures, offset in part by cash used to fund the Company's loss. Interest expense increased to $5.3 million in fiscal 1998 from $0.6 million in fiscal 1997, primarily due to the inclusion of a full period of interest expense on the subordinated convertible debentures.
      Equity in losses of joint ventures in the accompanying statement of operations represents the Company's proportionate share of losses from its international joint ventures, beginning in the third quarter of fiscal 1997
(Note 4).
      The provision for income taxes in fiscal 1998 reflects the establishment of a valuation allowance for the tax asset associated with previously benefited loss carryforwards and the tax loss arising in fiscal 1998. The Company establishes valuation allowances in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The increase in the valuation allowance in fiscal 1998 is a result of the Company's increased operating losses, uncertainty concerning the Company's ability to successfully convert its existing spas to Greenhouse day spas, and resulting uncertainty concerning realization of the tax asset (Note 7).

Liquidity and Capital Resources

      Consolidated working capital was $5.2 million at October 2, 1999, compared with $48.6 million at October 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $1.4 million at October
2, 1999, compared with $55.9 million at October 3, 1998. In addition, as of October 2, 1999, the Company had $15.4 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron Corporation, which became effective June
1999, amounts invested with Thermo Electron were included in cash and cash equivalents. Operating activities used $35.2 million of cash during fiscal 1999.
Cash was used primarily to fund the Company's loss, excluding noncash items, as well as a decrease in accounts payable, which used $2.2 million of cash, primarily due to the timing of payments. Cash of $11.2 million was provided by an increase in other accrued liabilities, primarily due to the restructuring costs recorded during fiscal 1999, which were not paid as of October 2, 1999. Of the total restructuring costs accrued as of October 2, 1999, the Company expects to pay $0.5 million during the remainder of calendar 1999, $9.5 million in calendar 2000, and $8.8 million in calendar 2001 and thereafter through the expiration of various leases in fiscal 2014. The timing of these cash payments will be affected by the terms of any subleases or settlement arrangements with landlords.
      Excluding available-for-sale investment and advance to affiliate activity, the Company's primary investing activity during fiscal 1999 consisted primarily of $5.1 million for purchases of property and equipment, including the purchase of laser systems and components from Trex Medical Corporation, a majority-owned subsidiary of ThermoTrex Corporation (Note 8).
      The Company has an obligation to pay $40.5 million, in the aggregate, to the holders of redemption rights if all of the holders thereof exercise their redemption rights in April 2001 when such rights become exercisable. The Company does not have sufficient funds to satisfy these obligations and the exercise of the redemption rights would have a material adverse effect on the Company's liquidity and financial position. Thermo Electron has guaranteed such obligation. In addition, Thermo Electron has expressed its willingness to lend the Company up to $10.0 million for short-term liquidity should the need arise.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into Thermo Electron. As a result, the Company would become a wholly owned subsidiary of Thermo Electron (Note 14).


Liquidity and Capital Resources (continued)

      In October 1999, the American Stock Exchange (the Exchange) notified the
Company that if the Company did not have a definitive agreement to merge with Thermo Electron by December 15, 1999, the Exchange would request a meeting to discuss its intent to proceed with delisting the Company's shares from the Exchange due to a possible failure to meet listing requirements. Holders of the Company's subordinated convertible debentures would be entitled to have their debentures redeemed by the Company if the Company's shares are neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States. As a result of the agreement to merge with Thermo Electron, described in Note 14, the Company expects that its shares will continue to be listed through the completion of the merger transaction. Accordingly, the Company has classified the debentures as long-term in the accompanying fiscal
1999 balance sheet.

Market Risk

      The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates
      The Company's available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end fiscal 1999 and 1998 market interest rates would result in a negative impact to the Company of $0.6 million and $1.2 million, respectively, on the net fair value of its interest-sensitive financial instruments.

Equity Prices
      The Company's 4 3/8% subordinated convertible obligation is sensitive to fluctuations in the price of Company common stock into which it is convertible.
In addition, the Company's common stock subject to redemption is sensitive to fluctuations in the price of the Company's units. Changes in equity prices would result in changes in the fair value of the Company's convertible obligation and common stock subject to redemption due to the difference between the current market price and the market price at the date of issuance of the financial instrument. A 10% increase in the year-end fiscal 1999 and 1998 market equity prices would result in a negative impact to the Company of $3.8 million and $13.9 million, respectively, on the net fair value of its price-sensitive equity financial instruments. The change in the net fair value from fiscal 1998 to 1999 is primarily due to a decrease in the market price of the Company's common stock relative to the conversion price of the debentures.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems and operations. The Company's year
2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iii) developing contingency plans.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and non-information technology systems will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and non-information technology systems for year



Year 2000 (continued)

2000 compliance, has been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical non-information technology systems, which efforts included testing the year 2000 readiness of its utility and telecommunications systems at its non-information technology systems. During phase two of its program, the Company remediated any material noncompliant systems or facilities identified during phase one. The Company has upgraded or replaced its noncompliant information technology systems. In many cases, such upgrades or replacements were made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company had planned to upgrade its spa point-of-sale system with a new point-of-sale system for efficiency and other reasons unrelated to year 2000 compliance. As a result of a decision to exit this business, this upgrade will not be made. The Company believes that all of its material information technology systems and critical non-information technology systems are now year 2000 compliant.
      The Company has assessed the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company developed and distributed questionnaires relating to year 2000 compliance to its significant suppliers and vendors. No significant supplier or vendor has indicated that it believes its business operations will be materially disrupted by the year 2000 issue.

Contingency Plan
      The Company has developed a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
The plan identifies and secures alternative suppliers.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. Year 2000 costs relating to products and facilities were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that certain of the Company's material suppliers or vendors experience business disruptions due to the year 2000 issue and are unable to provide materials and services to the Company on time. The
Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. As discussed above, if any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



ThermoLase Corporation                                                          1999 Financial Statements

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

      Recent Operating Losses of the Company. The Company incurred losses of
$93.3 million, $41.2 million, $12.4 million, and $1.4 million in fiscal 1999, 1998, 1997, and 1996, respectively. At October 2, 1999, the Company's accumulated deficit was $150.4 million. There can be no assurance that the Company will achieve profitable operations in any future period.

      Difficulty in Retaining Qualified Management. The Company has had difficulty in retaining management, technical, marketing, and sales personnel, due in part to the relocation of the Company headquarters to Carrollton, Texas.
The Company's future success depends in part on whether the Company can attract and retain highly qualified management, technical, marketing, and sales personnel. The Company faces significant competition for the services of such personnel. There can be no assurance that the Company will attract and retain personnel with the background and expertise necessary to support the development of the Company's continuing business. The failure to hire and retain such personnel could materially adversely affect the financial position and results of operations of the Company.

      Potential for Customer Claims; Insurance. The Company has received complaints from several of its physician licensees, joint venture partners, and consumers stating that the Company's SoftLight hair-removal process has not met their expectations. Some of these parties have filed lawsuits against the Company. The Company may receive similar allegations and/or become subject to similar lawsuits in the future. There can be no assurance that additional litigation relating to such claims will not be brought against the Company, or that the Company would prevail in any or all such cases, if brought. The Company has no insurance coverage for such claims. In addition, the laser hair-removal and skin-resurfacing market involves the treatment of persons who could be harmed by or have an adverse reaction to the SoftLight laser resulting in liability claims against the Company. Such claims could result in damages against the Company and negative publicity. The Company currently carries general liability, product liability, and other insurance coverage. There can be no assurance that such coverage will be adequate to cover all losses arising from such claims or that in the future such insurance will be available to the Company at reasonable cost or at all.

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


      The Company has registered trademarks and service marks in the United
States and certain foreign countries for "SoftLight." The Company also has trademark and service mark applications for the "SoftLight" marks in various other foreign countries. No assurance can be given that any pending trademark or service mark application will be granted.

      Need to Comply with FDA Regulations. The laser used in the SoftLight hair-removal and skin-resurfacing process must comply with United States Food and Drug Administration (FDA) regulations governing the use and marketing of medical devices. The Company's hair-removal system received FDA clearance in April 1995 and its SoftLight Laser Peel skin-resurfacing procedure received FDA clearance in May 1998. In addition, the Company is subject to regulatory requirements in foreign countries where the Company conducts its business or advertises its services and products. Obtaining regulatory approvals is a lengthy, expensive, and an uncertain process. There can be no assurance that foreign regulatory agencies will grant the necessary clearances or that the process to obtain such clearances will not be excessively expensive or lengthy.
For example, in 1996, the Company established a joint venture to commercialize the SoftLight laser hair-removal process in Japan and, in 1999, withdrew its application seeking the approval of the Japanese Ministry of Health to commercialize the SoftLight process in Japan.
      Most of CBI's products are classified as cosmetics, which are regulated by the FDA, and are subject to inspection by the FDA. Furthermore, CBI manufactures a few preparations, principally sunscreens and skin-bleaching agents, that are classified as over-the-counter drugs, and CBI has an FDA license for this purpose. This license requires, among other things, that CBI adhere to the FDA's
Good Manufacturing Practices procedures for finished pharmaceuticals, and subjects CBI's facility to inspection by the FDA. CBI also markets nutritional supplements which are also subject to FDA regulations.
      The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction such as labeling, manufacturing practices, record keeping, and reporting. The FDA may also require post-market testing and surveillance programs of drugs or devices to monitor a product's effects.
Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.

     Intense Competition. Competition in the market for personal-care products and services is intense. Competition limits the prices the Company is able to charge for its products. Risks Associated with Cash Management Arrangement with Thermo Electron.

     The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.


ThermoLase Corporation                                                          1999 Financial Statements

                                        Forward-looking Statements

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
The Company believes its products are not year 2000 sensitive. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company may be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year
2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.


                                      Selected Financial Information

                                                                                                   Nine
                                                                                                  Months
                                                            Year Ended                            Ended (d)
                                     ---------------------------------------------------------  ----------
(In thousands except                  Oct. 2,     Oct. 3,   Sept. 27,    Sept. 28,   Sept. 30,  Sept. 30,
per share amounts)                   1999 (a)    1998 (b)   1997 (c)          1996        1995       1995
---------------------------------- ----------- ----------- ------------ ----------- ----------- ----------
                                                                                    (Unaudited)
Statement of Operations Data
Revenues                            $  36,255   $  40,091   $  45,233    $  27,812   $  23,348   $  17,544
Net Loss                              (93,331)    (41,186)    (12,405)      (1,386)     (1,675)     (1,679)
Basic and Diluted Loss per Share        (2.37)      (1.07)       (.31)        (.03)       (.04)       (.04)

Balance Sheet Data
Working Capital                     $   5,162   $  48,597   $  95,469    $  47,197               $  68,691
Total Assets                           45,978     134,215     174,595       95,520                  89,463
Long-term Obligations                 115,000     115,066     115,000            -                       -
Common Stock Subject to                40,500      40,500      40,500            -                       -
 Redemption
Shareholders' Investment             (134,204)    (41,691)        333       79,037                  82,218

(a) Reflects restructuring and related costs of $67.7 million and the sale of spas.
(b) Reflects restructuring costs of $10.2 million and $5.9 million for the establishment of a tax valuation allowance.
(c) Reflects the issuance of $115.0 million principal amount of 4 3/8%
    subordinated convertible debentures and the reclassification of $40.5 million to "Common stock subject to redemption" from "Shareholders' investment" due to the Company's stock exchange transaction.
(d) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.



ThermoLase Corporation                                                          1999 Financial Statements

Common Stock and Unit Market Information
      The Company's common stock and units are traded on the American Stock
Exchange under the symbol TLZ and TLZ/U, respectively. The following table sets forth the high and low sale prices of the Company's common stock and units for 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                  Common Stock                  Units
Fiscal 1999                                                High        Low          High         Low
---------------------------------------------------------- ----------- ------------ ------------ ---------

First Quarter                                              $6 7/8      $4 1/4       $16 1/2      $15 1/4
Second Quarter                                              4 7/8       2 5/8        16 13/16     15 13/16
Third Quarter                                               3 3/16      1 5/16       17 3/4       16 5/8
Fourth Quarter                                              2 7/16      1 11/16      17 5/8       17 3/8

Fiscal 1998
---------------------------------------------------------- ----------- ------------ ------------ ---------

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

      As of October 29, 1999, the Company had 332 holders of record of its common stock and 17 holders of record of its units. This does not include holdings in street or nominee names. The closing market prices on the American Stock Exchange for the Company's common stock and units on October 29, 1999, were $1 13/16 per share of common stock and $17 3/8 per unit.

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